    As Filed with the Securities and Exchange Commission December 29, 1997


                                                                File No. 70-8945

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         ----------------------------

                                AMENDMENT NO. 5

                            (AMENDED AND RESTATED)

                                   FORM U-1

                            APPLICATION/DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ----------------------------

                              Ameren Corporation
                             1901 Chouteau Avenue
                           St. Louis, Missouri 63103

                    (Name of company filing this statement
                  and address of principal executive offices)

                                     None

                   (Name of top registered holding company)

                               William E. Jaudes
                               Registered Agent
                              Ameren Corporation
                             1901 Chouteau Avenue
                           St. Louis, Missouri 63103

                  (Names and addresses of agents of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

James J. Cook                               William J. Harmon
William Niehoff                             Jones, Day, Reavis & Pogue
Union Electric Company                      77 West Wacker, Suite 3500
1901 Chouteau Avenue                        Chicago, Illinois 60601-1692
P.O. Box 149
St. Louis, Missouri 63166

                               Table of Contents

                                                                            Page
                                                                            ----
Item 1.        Description of Proposed Transaction............................ 1
          A.   Introduction................................................... 1
               1.  General Request............................................ 2
               2.  Overview of the Transaction................................ 2
          B.   Description of the Parties to the Transaction.................. 4
               1.  General Description........................................ 4
                   a.  UE..................................................... 4
                   b.  CIPSCO and CIPS........................................ 6
                   c.  Ameren and Arch Merger................................. 8
                       i.   Ameren............................................ 8
                       ii.  Arch Merger....................................... 8
                   d.  Ameren Services........................................ 8
               2.  Description of Energy Sales, Facilities and Fuel........... 9
                   a.  UE..................................................... 9
                       i.   General........................................... 9
                       ii.  Electric Generating Facilities.................... 9
                       iii. Electric Transmission and Other Facilities........11
                       iv.  Fuel Sources......................................12
                       v.   Gas Facilities....................................13
                   b.  CIPSCO and CIPS........................................13
                       i.   General...........................................13
                       ii.  Electric Generating Facilities....................13
                       iii. Electric Transmission and Other Facilities........14
                       iv.  Fuel Sources......................................15
                       v.   Gas Facilities....................................15
               3.   Nonutility Interests of UE and CIPSCO.....................16
                    a. UE.....................................................16
                    b. CIPSCO.................................................16
               4.   Present Electric Coordination.............................16
               5.   Present Gas Coordination..................................18
          C.   Description of Transaction and Statement as to Consideration...18
               1.   Background................................................18
               2.   Benefits of the Transaction...............................23
               3.   Merger Agreement..........................................25
                    a.   Consideration........................................25
                    b.   Other Terms..........................................26
                    c.   Management Following the Mergers.....................26
               4.   Related Agreements........................................26
          D.   Dividend Reinvestment Plan and Employee Benefits Plans.........26
               1.   Sources of Common Stock and Use of Proceeds...............27
               2.   Dividend Reinvestment Plan................................27
               3.   Employee Benefit Plans....................................28

                                                                           Page
                                                                           ----

              a.  Long Term Incentive Plan...................................28
              b.  Savings Plans..............................................29
          4.  Solicitation of Proxies........................................29

Item 2.   Fees, Commissions and Expenses.....................................29

Item 3.   Applicable Statutory Provisions....................................30
       A. Analysis of Transaction............................................31
          1.  Section (10b)..................................................33
              a.  Section 10(b)(1)...........................................33
                  i.   Interlocking Relationships............................33
                  ii.  Concentration  of Control.............................34
              b.  Section 10(b)(2)--Fairness of Consideration................38
                  i.   Reasonableness of Consideration.......................38
                  ii.  Reasonableness of Fees................................39
              c.  Section 10(b)(3)--Capital Structure; Not Detrimental to
                  Public Interest............................................41
          2.  Section 10(c)..................................................43
              a.  Section 10(c)(1)...........................................44
                  i.   Retention of Gas Operations...........................44

                       (A)  Ameren Satisfies the Traditional "ABC" Test......45
                  (1)  Clause (A)............................................45
                       (2)  Clauses (B) and (C) of Section 11(b)(1) are
                       Satisfied.............................................49
                  (B)  The Commission Should Not Require Ameren to Satisfy
                       the  Traditional "ABC" Test...........................50
                  (1)  The Act Does Not Prohibit Combination Companies.......51
                  (2)  The Commission's Interpretation of the Act............52
                  (3)  The Commission Should Revise Its Interpretation of
                       The Act...............................................53
                  (4)  UE's and CIPS' Combination Systems Are Not Prohibited
                       by State Law..........................................61
                  ii.  Other Businesses......................................62
              b.  Section 10(c)(2)...........................................72
                  i.   Efficiencies and Economics............................73
                  ii.  Integrated Public Utility System......................76
                  (A)  Electric Utility System...............................76
                  (B)  Gas Utility System....................................80
          3.  Section 10(f)--Compliance with State Law.......................83
          4.  Section 9(a)(1)................................................83
          5.  Other Applicable Provisions--Section 6, 7, 12 and 13...........84
       B. Intra-system Financing.............................................85
       C. Ameren Services....................................................85
       D. Other Services.....................................................88


                                                                            Page
                                                                            ----
Item 4. Regulatory Approvals..............................................   88
        A. Antitrust......................................................   88
        B. Federal Power Act..............................................   88
        C. State Public Utility Regulation................................   89
        D. Nuclear Regulatory Commission..................................   94

Item 5. Procedure.........................................................   95

Item 6. Exhibits and Financial Statements.................................   95
        A. Exhibits.......................................................   95
        B. Financial Statements...........................................   97

Item 7. Information as to Environmental Effects...........................   98

Appendix I................................................................  101


     This document includes the original Form U-1 Application as filed with the Commission on October 31, 1996 with additions and deletions based on the filings made in Amendments 1 through 4 together with certain further changes included herein.

Item 1.   Description of Proposed Transaction

A.   Introduction

     This Application/Declaration seeks approvals relating to the proposed business combination transaction among Ameren Corporation ("Ameren"), Union Electric Company ("UE") and CIPSCO Incorporated ("CIPSCO"), by which UE and CIPSCO's utility subsidiary, Central Illinois Public Service Company ("CIPS"), will become wholly owned subsidiaries of Ameren, a new Missouri holding company (the "Transaction"). Following the consummation of the Transaction, Ameren will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

     UE is an electric and gas utility company operating in Missouri and Illinois. CIPS is an electric and gas utility company operating in Illinois. CIPSCO and UE are each exempt holding companies pursuant to orders of the Commission. CIPS is an exempt holding company pursuant to Section 3(a)(2) of the Act and Rule 2 thereunder. See Item 1.B.1.a. and b. below.

     The Transaction is expected to produce substantial benefits to the public, investors and consumers and meets all applicable standards of the Act. Among other things, UE and CIPSCO believe that the Transaction will allow the shareholders of each of the companies to participate in a larger, financially stronger company, and, through a pooling of their equity, management, human resources and technical expertise, and increased coordination of use of their facilities, enable the companies to achieve benefits of increased financial stability and strength, greater opportunities for earnings and dividend growth, improved creditworthiness, unified management, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater industrial sales diversity and improved capability to make wholesale power purchases and sales. In this regard, UE and CIPSCO believe that synergies created by the Transaction will generate substantial cost savings which would not be available absent the Transaction. UE and CIPSCO have estimated the dollar value of synergies from the Transaction to be approximately $686 million over the 10-year period from 1997 to 2006. The expected benefits of the Transaction are discussed in further detail in Item 3.A.2.b.i. below.

     The Transaction was approved by the shareholders of UE and CIPSCO at special meetings held December 20, 1995. Approvals have been obtained from the Missouri Public Service Commission ("MPSC"), the Illinois Commerce Commission ("ICC"), the Federal Energy Regulatory Commission ("FERC") and the Nuclear Regulatory Commission ("NRC"). The Transaction is also subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), without adverse action by the Antitrust Division of the U.S. Department of Justice ("DOJ") or the Federal Trade Commission ("FTC"), which has occurred. Apart from the approval of the Commission under the Act, the foregoing approvals are the only approvals required for the consummation of the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, Ameren requests that the Commission's review of this Application/Declaration commence and proceed as expeditiously as practicable.

     1.   General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, Ameren hereby requests authorization and approval of the Commission to acquire, by means of the mergers described below, all of the issued and outstanding common stock of UE and CIPSCO and the indirect acquisition of 60% of the outstanding common stock of Electric Energy, Inc. ("EEI") as described below. Ameren also hereby requests that the Commission approve:

          (i) the establishment of Ameren Services Corp. ("Ameren Services") (described in Item 3.C below) in accordance with Rule 88 under the Act and the acquisition by Ameren of all of the outstanding voting securities of Ameren Services;

          (ii) the General Services Agreement (defined below), a form of which is filed as Exhibit B-4 hereto;

          (iii) the issuance of Ameren Common Stock (as defined below) in connection with the Transaction;

          (iv) the issuance by Ameren (and/or the acquisition by or on behalf of Ameren in open market transactions) of up to 15 million shares of Ameren Common Stock, over the period ending five years after the date of the Commission's approving order in this docket, for purposes of certain employee benefit and dividend reinvestment plans of UE, CIPSCO, CIPS and Ameren;

          (v) the acquisition by Ameren of all of the outstanding voting securities of CIPSCO Investment Company (currently a wholly owned subsidiary of CIPSCO) ("CIPSCO Investment"), which serves as a holding company for certain nonutility investments;

          (vi) the retention by Ameren of the gas properties of UE and CIPS and the continued operation of UE and CIPS as combination utilities;

          (vii) the retention by Ameren of the nonutility activities, businesses and investments of UE and CIPSCO Investment and the making of certain similar investments over a period ending five years after the date of the Commission's approving order in this docket;

          (viii) the continuation of all outstanding intrasystem debt, equity and guaranties; and

     Ameren will file its Notification of Registration on Form U5A within 30 days, and its Registration Statement on Form U5B within 90 days, of the entry by the Commission of its order in this matter.

     2.   Overview of the Transaction

     Under the Agreement and Plan of Merger executed by CIPSCO and UE on August 11, 1995 (the "Merger Agreement"), CIPSCO and UE have organized a new Missouri corporation, Ameren, to serve as the eventual holding company for CIPS and UE as well as for CIPSCO Investment. Ameren has, in turn, organized a wholly-owned Missouri subsidiary, Arch Merger, Inc. ("Arch Merger"). Upon receipt of all necessary approvals, the Transaction will be consummated by merging CIPSCO into Ameren, with Ameren as the surviving corporation, and by merging UE with Arch Merger, with UE as the surviving corporation (collectively, the "Mergers"). A copy of the Merger Agreement, filed as Exhibit B-1 hereto, is incorporated by reference.

     After the Transaction is effective, Ameren will own 100% of the common stock of two combination public utility subsidiaries, UE and CIPS, as well as 100% of the common stock of CIPSCO Investment. UE will continue to own 40% of the common stock of EEI and 100% of the common stock of Union Electric Development Corporation ("UEDC"), which is engaged principally in unregulated nonutility investments. CIPS will continue to own 20% of the common stock of EEI, and CIPSCO Investment will continue to own 100% of the capital stock of those subsidiaries engaged in the unregulated nonutility investment business of CIPSCO. Thus, EEI will be an affiliate and subsidiary of Ameren.

     The transaction calls for a tax-free exchange of CIPSCO common stock and UE common stock. Pursuant to the Merger Agreement, each outstanding share of CIPSCO common stock will be converted into the right to receive 1.03 shares (the "CIPSCO Ratio") of Ameren Common Stock, par value $.01 per share ("Ameren Common Stock"), and each outstanding share of UE common stock will be converted into the right to receive one share (the "UE Ratio") of Ameren Common Stock. The outstanding UE and CIPS preferred stock will not be affected in the Transaction. Ameren is expected to have a total of 137,215,462 shares of Ameren Common
Stock outstanding. It is anticipated that Ameren will adopt UE's per share dividend payment level as of the effective time of the Mergers.

     Following consummation of the Transaction, the headquarters of Ameren will be in St. Louis, Missouri. The headquarters of the two utility subsidiaries will remain in their current locations, UE's in St. Louis, Missouri, and CIPS' in Springfield, Illinois. Ameren Services will maintain offices in St. Louis and Springfield. Ameren's utility subsidiaries will serve 1,451,005 electric customers and 285,403 natural gas customers in portions of Missouri and Illinois. Pursuant to the Merger Agreement, UE had expected to transfer its retail electric and gas distribution utility assets located in Illinois (the "Transferred Utility Facilities") to CIPS./1/


---------------------

/1/ As noted in Item 4.C - Illinois, the Illinois Commerce Commission did not approve the transfer of the Transferred Utility Facilities. ICC Order, Finding 10(c) (Docket 95-0551, slip op. at 69). UE and CIPSCO have determined that this decision by the ICC does not materially affect the proposed merger and will proceed with the Transaction and do not expect to contest this finding. The ownership of the UE Illinois properties is not determinative of the extent to which such properties can be operated as part of the single integrated electric utility system or the single integrated gas utility system of Ameren. Accordingly any request for authority or approval from the Commission relating to such transfer is hereby withdrawn. Ameren reserves the right to seek any then required approval from the Commission to a transfer of any UE utility property to CIPS that may be considered in the future and which has received all necessary state and federal approvals.

B.   Description of the Parties to the Transaction

          1.   General Description

               a.   UE

     UE is a Missouri corporation also authorized to do business in Illinois and is a public utility company. The principal business of UE is to provide electric energy to customers in a 24,500 square mile area of Missouri and Illinois. UE's Missouri electric service area includes the City of St. Louis and St. Louis County, and all or portions of 65 other counties. Its Illinois service area includes the cities of East St. Louis and Alton. In addition to the retail electric business, UE serves 18 wholesale electric customers, all of which are located in Missouri. UE also provides natural gas service to customers in 23 Missouri counties and two Illinois counties and provides steam service in Jefferson City, Missouri. Maps of UE's electric and gas service territories are attached as Exhibits E-4 and E-5 respectively.

     As of June 30, 1997, UE provided retail electric service to approximately 1,079,000 customers in Missouri and 63,000 in Illinois. UE provides natural gas service to approximately 102,000 customers in Missouri and 18,000 customers in Illinois. As of June 30, 1997, UE had 6,025 employees in its two-state operations.

     There are two other interests which are held by UE and operated through subsidiary corporations. UE is the sole stockholder of Union Electric Development Corporation ("UEDC") (formerly known as Union Colliery Company), and UE owns 40 percent of the common stock of EEI. UEDC is used principally to own and invest in energy related or civic and community development related investments in the UE service area. EEI was formed in the early 1950s to provide electric energy to a uranium enrichment plant located near Paducah, Kentucky. The enrichment plant was originally operated by the Atomic Energy Commission and the Department of Energy and is operated today by the United States Enrichment Corporation. EEI owns the Joppa Plant, a 1,015 mW coal-fired electric generating plant located near Joppa, Illinois, and six 161 kV transmission lines which transmit power from the Joppa Plant to the Paducah enrichment plant. EEI's common stock is held by four utility companies: UE, 40%; CIPS, 20%; and two unaffiliated utilities, Kentucky Utilities Company, 20%; and Illinois Power Company, 20%. EEI sells electricity to its sponsoring utilities for resale. The uranium enrichment facility is EEI's only end-user customer. See Central Illinois Public Service Co., 32 S.E.C. 202 (Jan. 15, 1951); Electric Energy, Inc., 32 S.E.C. 495 (June 26, 1951); Electric Energy, Inc., Rel. No. 35-13312
(Nov. 19, 1956); and Electric Energy, Inc., 38 S.E.C. 658 (Nov. 28, 1958) for more information concerning EEI.

     UE is an exempt public utility holding company pursuant to an order of the Commission under Section 3(a)(2) of the Act. See In re Union Electric Co., 40 SEC 1072 (Apr. 2, 1962) and In re Union Electric Co., Rel. No. 18368 (Apr. 10,
1974). With respect to UE's ownership of EEI, see Union Electric, Co., 40 SEC 1072 (Apr. 2, 1962)./2/

-------------------------
/2/  On July 28, 1975, UE registered under and pursuant to the provisions of
     Section 5(a) of the Act for the sole and limited purpose of subjecting itself to the provisions of Section 11(b)(2)
                                                                  (continued...)

     As a "public utility" under the laws of Missouri, UE is regulated by the MPSC as to its retail rates, services, accounts, depreciation, issuance of securities, and certain utility property transactions, and in other respects as provided by Missouri law. UE is also subject to regulation by the FERC with respect to borrowings and the issuance of securities not regulated by the MPSC, the classification of accounts, rates to wholesale customers, interconnection agreements, and acquisitions and sales of certain utility properties as provided by federal laws.

     As a "public utility" under the laws of Illinois, UE is regulated by the ICC as to its retail rates, services, accounts, depreciation, issuance of securities, certain utility property transactions, transactions with "affiliated interests" and in other respects as provided by Illinois law. Under Illinois law, the ICC has jurisdiction over a "reorganization" such as the Transaction and must find that the Transaction satisfies certain specific requirements designed to protect consumers and preserve effective regulation by the ICC. See
Item 4.C below.

     In addition, UE is subject to regulation by the NRC in connection with its ownership and operation of the Callaway nuclear generating facility, a 1,100 mW facility 100% owned by UE.

     UE's retail electric, natural gas and steam operations in Missouri are regulated by the MPSC. Its electric and natural gas operations in Illinois are regulated by the ICC. Its wholesale electric sales are regulated by the FERC.

     The common stock, par value of $5.00 per share, of UE ("UE Common Stock") is listed on the New York Stock Exchange ("NYSE"). As of June 30, 1997, there were 102,123,834 shares of UE Common Stock and 2,795,095 shares of UE cumulative preferred stock outstanding. UE's principal executive office is located at 1901 Chouteau Avenue, St. Louis, Missouri 63103. A copy of the Restated Articles of Incorporation of UE, filed herewith as Exhibit A-2, is incorporated by reference.

     For the 12 months ended June 30, 1997, UE's operating revenues were approximately $2.1 billion, as follows:

-----------------
/2/(...continued)
     of the Act in order that it might obtain the approval and enforcement of a plan (the "Plan") to eliminate the publicly-held minority interest in the common stock of Missouri Utilities Company, as required by the Commission. The exchange transaction proposed and provided for in the Plan has been carried out in accordance with the terms and conditions of the Plan. The United States District Court, having jurisdiction over the Plan's enforcement, has ordered the Plan terminated and has relieved UE of any further obligation. UE's limited purpose for registering as a holding company having been fulfilled, it has returned to its status as an exempt holding company and this Commission should so find. The necessity to notify the Commission of changes affecting UE's relationship with or interest in EEI, or any changes in EEI's contract with the United States Enrichment Corporation or in the ownership of EEI's securities, should cease upon conclusion of this proceeding, since the circumstances under which these requirements arose are no longer relevant.

           Electric             $2.157 billion
           Gas                  $99.1 million
           Steam                $508 thousand

     Total net assets of UE at June 30, 1997 were approximately $6.9 billion, consisting of approximately $5.3 billion in electric utility property, plant and equipment; $133 million in gas utility property, plant and equipment; and $1.5 billion in other corporate assets.

     More detailed information concerning UE and its subsidiaries is contained in UE's Annual Report on Form 10-K for the year ended December 31, 1996 (which incorporates certain portions of its Annual Report to Shareholders which is incorporated herein by reference as Exhibit I-3.1), a copy of which is incorporated by reference as Exhibit I-1.1 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, which are incorporated by reference as Exhibit I-5.2.

          b.   CIPSCO and CIPS

     CIPSCO, incorporated under the laws of the State of Illinois in 1986, is an exempt public utility holding company pursuant to an order of the Commission under Section 3(a)(1) of the Act. See CIPSCO Incorporated, 47 SEC Docket 174 (Sept. 18, 1990).

     CIPSCO owns all of the issued and outstanding common stock of CIPS. CIPS, an Illinois corporation organized in 1902, supplies electricity and natural gas services in a 20,000 square mile region of central and southern Illinois, rendering service to approximately 319,000 retail electric customers in 557 communities and distributing natural gas to approximately 167,000 customers in 267 communities. CIPS' utility service territory has an estimated population of 820,000 (about seven percent of Illinois' population) and contains about 35% of the surface area of Illinois. In addition, CIPS sells electricity in the wholesale and interchange markets to such entities as Soyland Electric Cooperative, Illinois Municipal Electric Agency, Wabash Valley Power Association, Inc., Mt. Carmel Public Utility Company, individual municipal electric systems and other public- and investor-owned electric systems. As noted, CIPS owns 20% of the common stock of EEI. At June 30, 1997, CIPS had approximately 2,280 employees. A map of CIPS' electric and gas service territories is attached as Exhibit E-3.

     CIPS is an exempt holding company pursuant to Section 3(a)(2) of the Act and Rule 2 thereunder. Pursuant to Rule 2, CIPS has filed a statement with the Commission on Form U-3A-2 dated February 28, 1997 a copy of which is incorporated by reference as Exhibit I-4.1 hereto. With respect to CIPS' ownership of EEI, see Central Illinois Public Service Co., 32 S.E.C. 202 (Jan. 15, 1951).

     As a "public utility" under the laws of Illinois, CIPS is regulated by the ICC as to its retail rates, services, accounts, depreciation, issuance of securities, certain utility property transactions, transactions with "affiliated interests" and in other respects as provided by Illinois law. CIPS is also subject to regulation by the FERC with respect to borrowings and the issuance of securities not regulated by the ICC, the classification of accounts, rates to wholesale customers, interconnection agreements, and acquisitions and sales of certain utility properties as provided by federal laws. Under Illinois law, the ICC has jurisdiction over a "reorganization" such as the Transaction and must find that the Transaction satisfies certain specific requirements designed to protect consumers and preserve effective regulation by the ICC. See Item 4.C. below.

     CIPSCO conducts its nonutility businesses through its subsidiary, CIPSCO Investment. CIPSCO Investment manages CIPSCO's nonutility investments, including leveraged leases, marketable securities and investments in energy projects. CIPSCO Investment was organized on October 2, 1990. CIPSCO Investment has four first-tier subsidiaries: CIPSCO Securities Company, which manages a portfolio of equities and other marketable securities; CIPSCO Leasing Company, which manages long-term leveraged leases for various equipment and real estate; CIPSCO Energy Company, which manages electric generation projects under leveraged leases and a limited partnership; and CIPSCO Venture Company, which makes investments in the CIPS service territory. CIPSCO Investment will be wholly owned by Ameren, and current expectations are that, following consummation of the Transaction, CIPSCO Investment will continue to operate much as it does today.

     The common stock of CIPSCO (the "CIPSCO Common Stock") is listed on the NYSE and the Chicago Stock Exchange ("CSE"). As of June 30, 1997, there were 34,069,542 shares of CIPSCO Common Stock outstanding. CIPSCO has no preferred stock outstanding. CIPS has 800,000 shares of Cumulative Preferred Stock outstanding. CIPSCO's principal executive office is located at 607 East Adams Street, Springfield, Illinois. Copies of the Amended and Restated Articles of Incorporation of CIPSCO and the Restated Articles of Incorporation of CIPS are incorporated by reference as Exhibits A-3 and A-4.

     On a consolidated basis, CIPSCO's operating revenues for the 12 months ended June 30, 1997 were approximately $885.3 million, broken down as follows:

                Electric                $719 million
                Gas                     $155 million
                Other                   $ 11 million

     Consolidated net assets of CIPSCO at June 30, 1997 were approximately $1.9 billion, consisting of $1.0 billion in electric utility plant, property and equipment; $138 million in gas utility property, plant and equipment; and $762 million in other assets.

     More detailed information concerning CIPSCO and CIPS is contained in the Annual Report of CIPSCO and CIPS on Form 10-K for the year ended December 31, 1996, which is incorporated by reference as Exhibit I-2.1; the Quarterly Reports of CIPSCO and CIPS on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, which are incorporated by reference as Exhibit I-6.2; and CIPS' Statement on Form U-3A-2 for the year ended December 31, 1996, which is incorporated by reference as Exhibit I-4.1.

          c.   Ameren and Arch Merger

               i.  Ameren

     Ameren was incorporated under the laws of the State of Missouri on August 7, 1995 as Arch Holding Corp. to become a holding company for UE and CIPS following the Transaction and for the purpose of facilitating the Transaction. Its name was changed to Ameren Corporation on October 19, 1995. Ameren has, and prior to the consummation of the Transaction will have, no operations other than those contemplated by the Merger Agreement to accomplish the Transaction. The authorized capital stock of Ameren consists of 400,000,000 shares of Ameren Common Stock and 100,000,000 shares of preferred stock, par value $.01 per share ("Ameren Preferred Stock"). Upon consummation of the Transaction, Ameren will be a public utility holding company and will own all of the issued and outstanding common stock of UE, CIPS and CIPSCO Investment. At present, the common stock of Ameren is owned 50% by UE and 50% by CIPSCO. No shares of Ameren Preferred Stock have been issued. A copy of the Restated Articles of Incorporation of Ameren is attached as Exhibit A-1.

               ii.  Arch Merger

     Solely for the purpose of facilitating the Transaction proposed herein, Arch Merger was incorporated under the laws of the State of Missouri on August 7, 1995. The authorized capital stock of Arch Merger consists of 100 shares of common stock, par value $.01 per share ("Arch Merger Common Stock"). Arch Merger has, and prior to the closing of the Transaction will have, no operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of Arch Merger and UE as herein described.

          d.   Ameren Services

     Prior to the consummation of the Transaction, Ameren Services will be incorporated in Missouri to serve as the service company for the Ameren system after the consummation of the Transaction. Ameren Services will provide UE and CIPS, and the other companies of the Ameren system, with a variety of administrative, management and support services.

     The authorized capital stock of Ameren Services will consist of 1,000 shares of common stock, par value $.01 per share. Upon consummation of the Transaction, all issued and outstanding shares of Ameren Services will be held by Ameren.

     Ameren Services will enter into a general services agreement with Ameren, UE, CIPS and CIPSCO Investment (the "General Services Agreement"). (A copy of the form of General Services Agreement is filed as Exhibit B-4.)

     2.   Description of Energy Sales, Facilities and Fuel

          a.   UE

               i.   General

     For the 12 months ended June 30, 1997, UE sold the following amount of electric energy (at retail or wholesale) and sold and transported the following amount of natural gas at retail:



UE
     kWh of electric energy sold...........................   41,800,200,499
          (including amounts delivered in interchange)
     Mcf of gas distributed at retail......................       20,117,277
          (including transportation of customer owned gas)


                ii.  Electric Generating Facilities

     UE's generating facilities as of June 30, 1997, all of which are 100% owned by UE, were as follows:

                             GENERATING CAPABILITY
                            Union Electric Company

                                              Net Capability-mW
                                              -----------------
Station Name & Unit No.       Unit Type       Summer     Winter      Fuel Type
-----------------------       ---------       ------     ------      ---------
Callaway                      Nuclear           1137       1164       Uranium

Fairgrounds Combustion        Combustion
Turbine                       Turbine             55         63       Oil

Howard Bend Combustion        Jet
Turbine                       Engine              43         47       Oil

Keokuk                        Hydro              125        124       Water

Kirksville Combustion         Combustion
Turbine                       Turbine             13         15       Gas

Labadie 1                     Steam              574        575       Coal

Labadie 2                     Steam              574        575       Coal

Labadie 3                     Steam              576        577       Coal

Labadie 4                     Steam              576        577       Coal

Meramec 1                     Steam              132        134       Coal/Gas

Meramec 2                     Steam              132        134       Coal/Gas

Meramec 3                     Steam              277        279       Coal/Gas

Meramec 4                     Steam              336        344       Coal

Meramec Combustion            Combustion
Turbine                       Turbine             55         63       Oil

Mexico Combustion             Combustion
Turbine                       Turbine             55         63       Oil

Moberly Combustion            Combustion
Turbine                       Turbine             55         63       Oil

Moreau Combustion             Combustion
Turbine                       Turbine             55         63       Oil

Osage                         Hydro              212        205       Water

Rush Island 1                 Steam              579        584       Coal



                                                Net Capability-mW
                                                -----------------

Station Name & Unit No.       Unit Type          Summer    Winter   Fuel Type
-----------------------       ---------          ------    ------   ---------
Rush Island 2                 Steam                579      584      Coal

Sioux 1                       Steam                476      483      Coal

Sioux 2                       Steam                476      483      Coal

Taum Sauk                     Pumped Storage       350      275      Water

Venice                        Steam                429      440      Gas/Oil

Venice Combustion Turbine     Combustion
                              Turbine               26       31      Oil

Viaduct Combustion Turbine    Combustion
                              Turbine               26       31      Gas
                                                 -----    -----
TOTAL                                            7,923    7,976


As of June 30, 1997, UE had a total net generating capability of 7,923 mW available.

     During 1995, 70.6% of the electricity generated by units owned by UE was produced by coal-fired generating units, 24.5% by a nuclear generating unit, and 4.9% by other types of generating units.

     UE's 1995 summer peak load, which occurred on August 18, 1995, was 7,965 mW and its 1995 winter peak load, which occurred on February 2, 1996, was 6,480 mW, exclusive of off-system transactions.

               iii.  Electric Transmission and Other Facilities

     As of December 31, 1995, UE's transmission system included 898 circuit miles of 345 kV line, 90 circuit miles of 230 kV line, 726 circuit miles of 161 kV line, 1,408 circuit miles of 138 kV line, and 143 circuit miles of 110 kV line.

     The bulk of UE's high voltage transmission system is located in the State of Missouri. As of December 31, 1995, UE's transformer capacity in transmission substations totaled 22,133,000 kVA and its transformer capacity in distribution substations totaled 22,856,000 kVA. See also Item 1.B.2.b.iii. infra. A map of UE's major transmission lines is filed as Exhibit E-4.


     UE's steam heating property at June 30, 1997 consisted of facilities used to provide steam for heating to the Missouri State Capitol complex in Jefferson City, Missouri. The facilities have a net book value of [$400,000]. Steam is supplied from boilers installed at the plant. The boilers have a capability of 27,600 pounds of steam per hour under sustained load.

     Other assets owned by UE include an electric distribution system located throughout its service area, and property, plant and equipment supporting its electric and gas utility functions.

               iv.  Fuel Sources

     UE's electric generation by fuel type for each of the last five calendar years listed below, and the average cost of such fuels to UE per kWh generated, are set forth below:


              % of Net Generation
              --------------------
                                             Fuel Cost
 Year      Nuclear     Coal     Other     (Cents per kWh)
 ----      -------     ----     -----     ---------------
 1995        24.5      70.5      5.0           1.068

 1994        29.7      65.0      5.3           1.064

 1993        28.0      65.3      6.7           1.331

 1992        26.2      69.1      4.7           1.310

 1991        30.0      66.7      3.3           1.348



     Coal. Because of uncertainties of supply due to potential work stoppages, equipment breakdowns and other factors, UE has a policy of maintaining a coal inventory of 75 days, based on normal annual burn practices.

     Nuclear. The components of the nuclear fuel cycle required for nuclear generating units are as follows: (1) uranium; (2) conversion of uranium into uranium hexafluoride; (3) enrichment of uranium hexafluoride; (4) conversion of enriched uranium hexafluoride into uranium dioxide and the fabrication into nuclear fuel assemblies; and (5) disposal and/or reprocessing of spent nuclear fuel.

     UE has agreements to fulfill its needs for uranium, enrichment, and fabrication services through 1999. UE's agreements for conversion services are sufficient to supply the Callaway Plant through 1997. Additional contracts will have to be entered into in order to supply nuclear fuel during the remainder of the life of the Callaway Plant, at prices which cannot now be accurately predicted. The Callaway Plant normally requires re-fueling at 18-month intervals and re-fuelings are presently scheduled for the spring of 1998 and the fall of 1999.

      Under the Nuclear Waste Policy Act of 1982, the U.S. Department of Energy ("DOE") is responsible for the permanent storage and disposal of spent nuclear fuel. DOE currently charges one mill per kilowatt-hour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. DOE is not expected to have its permanent storage facility for spent fuel available until at least 2015. UE has sufficient storage capacity at the Callaway Plant site until 2004 and has viable storage alternatives under consideration. Each alternative will likely require NRC approval and may require other regulatory approvals. The delayed availability of DOE's disposal facility is not expected to adversely affect the continued operation of the Callaway Plant.

     Oil and Gas. The actual and prospective use of such fuels is minimal, and UE has not experienced and does not expect to experience difficulty in obtaining adequate supplies.

               v. Gas Facilities

     UE serves approximately 120,000 gas customers. About 18,000 of these customers are in Illinois, in the Alton area ("Alton System"). The remainder of UE's customers are in Central, Eastern and Southeastern Missouri. UE also buys gas for two of its baseload electric generating plants, Meramec and Venice, and for two of its combustion turbine units. UE's gas system is connected to four interstate pipelines (Panhandle Eastern Pipe Line Company ("PEPL"), Texas Eastern Transmission Corporation ("TETCO"), Natural Gas Pipeline Company of America ("NGPL") and Mississippi River Transmission Corporation ("MRTC")) and to two intrastate pipelines, Illini Pipeline ("IP") and Missouri Pipeline Company ("MPC"). MRTC, IP and, indirectly, NGPL serve the Alton System. UE purchases all of its gas supply from producers, gatherers and marketers, and transports it on one or more of the connected pipelines. UE has no on-system storage capability. UE currently is operating three propane air facilities, one of which is in Illinois. UE's peak day firm gas load is approximately 190,000 MCF with an annual retail sales throughput of 16 BCF. See also Item 1.B.2.b.v. infra.

          b.  CIPSCO and CIPS

              i.   General

     For the 12 months ended June 30, 1997, CIPS sold the following amount of electric energy (at retail or wholesale) and sold and transported the following amount of gas at retail:

kWh of electric energy sold
     (including amounts delivered in interchange)        13,955,089,000

Mcf of gas distributed at retail
     (including transportation of customer owned gas)        26,312,200

              ii.  Electric Generating Facilities

     CIPS's generating facilities as of June 30, 1997, all of which are 100% owned by CIPS, were as follows:

                       GENERATING CAPABILITY
              Central Illinois Public Service Company

                                       Net Capability-mW
                                       -----------------

Station Name & Unit No.    Unit Type   Summer     Winter   Fuel Type
-----------------------    ---------   ------     ------   ---------
Coffeen 1                    Steam       340        340       Coal

Coffeen 2                    Steam       560        560       Coal

Grand Tower 3                Steam        82         82       Coal

Grand Tower 4                Steam       104        104       Coal

Hutsonville 3                Steam        76         77       Coal

Hutsonville 4                Steam        77         79       Coal

Hutsonville                Internal
Diesel                    Combustion       3          3       Oil

Meredosia 1                  Steam        62         64       Coal

Meredosia 2                  Steam        62         64       Coal

Meredosia 3                  Steam       215        215       Coal

Meredosia 4                  Steam       168        174       Oil

Newton 1                     Steam       555        554       Coal

Newton 2                     Steam       555        555       Coal
                                       -----      -----

            TOTAL                      2,859      2,871


     As of June 30, 1997, CIPS had a total generating capability of 2,871 mW.

     CIPS' 1995 summer peak load, which occurred on August 14, 1995, was 2,319 mW and its 1995 winter peak load, which occurred on February 2, 1996, was 1,978 mW, exclusive of off-system transactions. For the year ended December 31, 1995, approximately 99% of CIPS' kWh production was obtained from coal-fired generation and approximately 1% from oil-fired generation.

               iii.  Electric Transmission and Other Facilities

     As of December 31, 1995, the CIPS transmission system consisted of 290 circuit miles of 345 kV lines, 48 circuit miles of 230 kV lines, 58 circuit miles of 161 kV lines and 1,477 circuit miles of 138 kV lines. As of the same date, CIPS's transmission substations had a combined capacity of 16,187,643 kVA and the distribution substations had a combined capacity of 3,032,360 kVA. All of these facilities are located within the state of Illinois. A map of CIPS's major transmission lines is attached as Exhibit E-6.

     CIPS also owns or leases other physical properties, including real property, and other facilities necessary or appropriate to conduct its operations.

               iv.  Fuel Sources

     CIPS's electric generation by fuel type for each of the last five calendar years, as well as the average cost to CIPS of these fuels per kWh generated, are set forth below:


      % of Net Generation
      -------------------
                                              Fuel Cost
Year         Coal            Oil           (Cents per kWh)
--------     -----           ----          ---------------
1995          99+         more than 1           1.798

1994          99+         more than 1           1.750

1993          99+         more than 1           1.727

1992          99+         more than 1           1.787

1991          99+         more than 1           1.778


     The amount of coal supplies on hand at the generating stations of CIPS varies from time to time. CIPS generally attempts to maintain a 65-day supply. Currently, approximately 75% of the annual coal requirements of the generating facilities of CIPS are being met by long-term coal contracts expiring at various dates from 1997 to 2010. As contracts approach their expiration, or when appropriate, CIPS evaluates alternative supply arrangements based on then current and expected market conditions for coal. CIPS believes there are adequate supplies of coal reasonably available to supply its existing generating units with the quantity and quality of coal required for the foreseeable future. The actual and prospective use of oil as fuel is minimal and CIPS has not experienced and does not expect to experience difficulty in obtaining adequate supplies.

               v.  Gas Facilities

     CIPS serves approximately 167,000 gas customers in 267 communities throughout Central and Southern Illinois. CIPS' gas system is connected to six interstate pipelines, three of which also serve UE: PEPL, TETCO, NGPL, Trunkline Gas Company ("TRKL"), Texas Gas Transmission Corporation ("TGT"), and Midwestern Gas Transmission Company ("MW"). CIPS is also connected with two other Illinois gas distribution utilities: Northern Illinois Gas Company ("NIGAS") and Central Illinois Light Company ("CILCO"). CIPS purchases over 99% of its gas supply from producers, gatherers and marketers and transports it on one or more of the connecting pipelines. CIPS has four active on-system storage fields: Ashmore, Sciota, Johnston City and Belle Gent. CIPS also has one propane-air facility at Quincy. CIPS' peak day firm gas load is approximately 300,000 MCF with an annual retail sales throughput of approximately 23 BCF.

     3.   Nonutility Interests of UE and CIPSCO

          a.  UE

     UE's only nonutility subsidiary is UEDC, which constituted less than 1/4 of 1% of UE's assets at June 30, 1997 and provided less than 1/4 of 1% of UE's revenues in 1995, 1996 and the 12 months ended June 30, 1997. At June 30, 1997, UEDC had assets of $19,110,382.

     A corporate chart of UE and its subsidiaries, showing their nonutility interests, is filed as Exhibit E-8.

          b.  CIPSCO

     CIPSCO conducts its unregulated nonutility businesses through CIPSCO Investment. CIPSCO Investment was formed for the purpose of managing nonutility investments and providing investment management services to CIPSCO and its affiliates. CIPSCO Investment's investment portfolio principally includes money-market investments, common stocks, mutual funds, hedged preferred stocks, hedged common stocks, and equity interests in lease transactions and energy related projects. Investments are held in the four subsidiaries of CIPSCO Investment:
CIPSCO Securities Company, CIPSCO Leasing Company, CIPSCO Energy Company and CIPSCO Venture Company. CIPSCO Securities Company invests in marketable securities, CIPSCO Leasing Company invests in leveraged leases for various equipment and real estate, CIPSCO Energy Company invests in electric generation projects under leveraged leases and a limited partnership, and CIPSCO Venture Company makes investments within the CIPS utility service territory.

     Together, CIPSCO's nonutility subsidiaries constituted less than 7% of CIPSCO's assets on a consolidated basis at June 30, 1997 and provided less than 2% of CIPSCO's consolidated operating revenues in each of 1995, 1996 and for the twelve months ended June 30, 1997. At June 30, 1997, CIPSCO Investment had assets of $120.9 million out of total consolidated assets of CIPSCO of approximately $1.9 billion, and operating revenues (excluding intercompany eliminations) of $11.3 million out of consolidated operating revenues of approximately $885.3 million.

     A corporate chart of CIPSCO and its subsidiaries, showing their nonutility interests, is filed as Exhibit E-9.

     4.   Present Electric Coordination

     CIPS and UE are currently physically interconnected at nine tie points, four of which have two-way transfer capability where power and energy can flow freely in either direction and five of which are operated as radial ties where the power and energy can be moved in only one direction. The interconnections are shown on Exhibit E-2. The interconnections with two-way transfer capability have a maximum total transfer capability of 791 mW. With the transfer of UE's Illinois service area and its associated electric properties to CIPS, the companies will have an additional amount of one-way tie capability, in excess of 1,000 mW, which is for power delivery from UE to CIPS.

     CIPS is planning to build a new interconnection with Iowa Electric Services ("IES"), a unit of IES Industries, an investor owned utility holding company. CIPS will build a 138,000 volt line from Macomb, Illinois, to Niota, Illinois. CIPS and IES will jointly install a substation to transform the voltage from 138,000 volts to 161,000 volts. IES will construct a 161,000 volt line into Iowa to its Burlington generating station. This project should be completed in 1998. UE is planning to reconductor the two Cahokia-Central 138,000 volt lines by 1997. Also, UE is planning to build a 345,000 volt line from its Sioux generating plant to Roxford, Illinois, by 1999. These lines, planned before CIPSCO and UE agreed to the Transaction, will increase transmission capacity, eliminate the minimal existing transmission constraints and enhance electric coordination of the CIPS and UE systems.

     CIPS and UE intend to jointly dispatch their generating resources. UE and CIPS have considered the transfers resulting from joint dispatch, and have concluded that these changes should not cause constraints on the UE/CIPS interfaces or materially change the transfer capability that would exist if there were no joint dispatch.

     UE and CIPS are members of the Illinois-Missouri Pool with Illinois Power Company. In addition, both utilities are members of Mid-America Interconnected Network, Inc. ("MAIN"), which is one of the nine regional reliability councils of the North American Electric Reliability Council ("NERC"). Membership in these groups involves the coordination of long-range system planning and day-to-day operations. In addition, both companies have a number of interchange agreements with other utilities.

     UE and CIPS are also interconnected with other electric utilities as outlined below:


                            Direct Trading Partners
                              UE/CIPS Combination

Union Electric Company                  Central Illinois Public Service Company
----------------------                  ---------------------------------------

 . AP&L (Entergy)                        .  Commonwealth Edison
 . Associated Electric Cooperative       .  Public Service of Indiana
 . Central Illinois Public Service       .  Indiana Michigan Power (AEP)
 . City of Columbia (MO)                 .  Northern Indiana Public Service
 . Interstate Power                      .  Central Illinois Light
 . Mid American Energy                   .  Wabash Valley Power Association
 . Kansas City Power & Light             .  City Water Light & Power
 . Western Resources                          (Springfield, IL)
 . Missouri Public Service               .  Illinois Municipal Electric Agency
 . Northern States Power                 .  Indiana Municipal Power Agency
 . Public Service of Oklahoma            .  Soyland Electric Cooperative
 . St. Joseph Light & Power              .  Southern Illinois Power Cooperative
 . Southwestern Power Administration     .  Union Electric Company

                    Common to Both Companies
                    ------------------------

                 .  Electric Energy, Inc.
                 .  IES Utilities
                 .  Illinois Power
                 .  Kentucky Utilities
                 .  Tennessee Valley Authority

     5.  Present Gas Coordination

     Most of CIPS' gas systems are currently integrated by way of physical interconnects and contractual arrangements. This part of CIPS' overall system comprises the areas that are served by PEPL, TRKL, TETCO and NGPL, and represents over 80% of the total peak day demand of CIPS' entire gas system. UE's Alton System is basically contiguous to the southern end of CIPS' Western Division gas system. The Alton System is served by two pipelines, MRTC and IP. CIPS has significant transportation capacity on NGPL, which is the pipeline through which gas flows into IP. MRTC is also interconnected with TRKL, another pipeline on which CIPS holds significant capacity, and with NGPL. Thus, the Alton System can easily be integrated into CIPS' existing gas supply and operations.

     UE's gas system consists of four distribution systems, each of which is served by a major interstate pipeline. In addition, two of these distribution systems are served by intrastate pipelines. The largest system is located in central and eastern Missouri and is connected to the interstate pipeline PEPL and to the intrastate carrier MPC. Two systems are located in southeast Missouri and are served by the interstate pipelines TETCO and NGPL. UE's remaining gas system is located in the Alton, Illinois area and is connected to the interstate pipeline MRTC and the intrastate pipeline IP.

     For further discussion of the gas systems, see Item 3.A.2.b.ii.(B) infra.

C.   Description of Transaction and Statement as to Consideration

     1.  Background

     Since the late 1980s, the management of UE has periodically analyzed various potential strategic options that might be available to UE, including possible business combinations with other utilities. During this time since the late 1980s, the management of UE looked at substantially all of the utilities of significant size and with service areas proximate to the main service areas of UE, and periodically briefed the UE Board on such matters. None of the other utilities appeared to offer strategic and operational synergies as attractive as those that could be realized through a merger with CIPSCO. The physical proximity of the service areas of CIPS and UE, the compatibility of and similarity between UE's and CIPSCO's operations, the familiarity with CIPSCO resulting from various cooperative transactions including power purchases and sales, the joint ownership of EEI, and the excellent reputation of CIPSCO's management, made CIPSCO the natural first choice for a combination partner for UE.

     Since the late 1980s, the management of CIPS (and later CIPSCO) has periodically analyzed various potential strategic options that might be available, including possible business combinations with other utilities. CIPSCO management looked at substantially all utilities of significant size and with service areas proximate to the service area of CIPS, as well as several other utilities with Midwestern operations, and periodically briefed the Boards of CIPS and CIPSCO on such matters. During 1994, CIPSCO management and representatives of the investment banking firm Morgan Stanley & Co. ("Morgan Stanley") discussed generally the utility merger and acquisition environment with the CIPSCO Board. The CIPSCO Board was briefed at its December 6, 1994 meeting with respect to the fact that CIPSCO management was reviewing various strategic alternatives. As a continuation of such reviews, in May 1995, CIPSCO management concluded that no other potential merger partner provided a better overall strategic fit than did UE on the basis of factors such as: low cost structure, competitive energy rates, strong credit ratings, potential merger-related cost savings, possible economies of scale, marketing potential and similar common stock trading characteristics. These reasons, combined with the compatibility of and similarity between CIPS' and UE's operations, CIPS' prior experience working with UE in the context of power purchases and sales, service restoration following major storms, joint ownership of EEI and the excellent reputation of UE's management team made UE the natural combination partner for CIPSCO.

     At its June 6, 1995 Board meeting, CIPSCO management reviewed possible strategic alternatives for CIPSCO, including a business combination with UE, the possibility of remaining an independent company and the possibility of a combination with other Midwestern utilities. There was a review of the consequences of CIPSCO remaining an independent company. Management reported that it had sought advice from the investment banking firm of Morgan Stanley and the law firm of Jones, Day, Reavis & Pogue with respect to strategic alternatives. At the June 6, 1995 meeting, the CIPSCO Board authorized management to continue further studies regarding a business combination with UE. After this meeting, no alternative merger scenarios were seriously considered by CIPSCO management.

     Mr. Charles W. Mueller, President and Chief Executive Officer of UE, and Mr. Clifford L. Greenwalt, President and Chief Executive Officer of CIPSCO, have had for many years a business and social relationship, and have spoken periodically by telephone and in person at business and social occasions. Messrs. Greenwalt and Mueller have, in the course of their business dealings over the years, noted the similarities of UE and CIPSCO listed above. In June of 1995, a series of discussions occurred between Messrs. Mueller and Greenwalt which ultimately resulted in a meeting on June 19, 1995 between Messrs. Mueller and Greenwalt, at which the two companies' views of the future of the utility industry were discussed. The two men discussed in a very preliminary fashion the concept of a business combination between UE and CIPSCO. At such meeting, the concept of a holding company structure for a potential business combination was discussed, and Messrs. Greenwalt and Mueller also identified the issues of management succession, board composition and the location of the headquarters as significant points to be agreed upon.

     After the June 19, 1995 meeting, CIPSCO informed Morgan Stanley and Jones, Day, Reavis & Pogue that CIPSCO was contemplating a business combination with UE. Additionally, during this period, Mr. Mueller orally briefed individual UE directors on the reviews and discussions which had taken place.

     On June 21, 1995, officers of UE and CIPSCO, including Donald E. Brandt, Senior Vice President, Finance & Corporate Services and William E. Jaudes, Vice President and General Counsel, of UE, and William A. Koertner, Vice President, and Craig D. Nelson, Treasurer, of CIPSCO, held discussions with respect to potential synergies that could result from a potential business combination transaction. Following such meeting the companies entered into a confidentiality agreement, pursuant to which the parties agreed to exchange nonpublic information with a view toward exploring a possible business combination.

     Shortly after the June 21, 1995 meeting, UE engaged the law firm of Wachtell, Lipton, Rosen & Katz to advise it with respect to the potential transaction.

     The parties agreed that it was desirable to arrange an introductory meeting of the parties' respective management teams and advisors to discuss, among other things, the due diligence and negotiation process.

     On July 14, 1995, Messrs. Brandt, Jaudes, Koertner and Nelson, together with other personnel from UE and CIPSCO, as well as their financial and legal advisors, held an introductory meeting to discuss, among other things, a timetable for accomplishing the tasks required to negotiate, prepare and execute a merger transaction between the two companies. Representatives of the Management Consulting Division of Deloitte & Touche LLP ("Deloitte & Touche"), which had been jointly retained by UE and CIPSCO, were also present at such meeting. At the July 14 meeting, working groups composed of representatives of both companies were formed to examine various issues, including structure, financial modeling, regulatory considerations, integration of employee benefit plans, communications and an analysis of synergies. Deloitte & Touche was engaged to assist the senior managements of UE and CIPSCO and certain employees designated by them in identifying and quantifying the potential cost savings from synergies resulting from the proposed merger.

     On July 26, 1995, Messrs. Brandt, Jaudes, Koertner and Nelson, as well as other personnel from UE and CIPSCO, together with their respective financial advisors, held a meeting for the purpose of conducting due diligence and discussing further the potential synergies that could be achieved by a business combination transaction (such as cost savings from economies of scale and reduced electric production and gas purchase costs, reduction in operating and maintenance expenses and elimination of duplicative administrative expenditures), and the legal and regulatory implications of alternative combination structures.

     On August 1, 1995, CIPSCO management, Morgan Stanley, Deloitte & Touche, legal counsel and Synergy Consulting Services Corporation ("Synergy Consulting"), an independent nuclear consultant retained by CIPSCO, briefed the CIPSCO Board on various matters identified below relating to a business combination with UE.

     At that meeting, management and Deloitte & Touche reported the analyses of the potential synergies that could be achieved by a combination with UE presenting assumptions underlying their analyses. This presentation gave an overview of the types of synergy savings (financial, regulatory and operational) that could be achieved by a combination and emphasized that the identified synergies were all directly related to a possible merger and did not include other types of savings that might be achieved without a merger. An overview of categories of synergy savings was given which identified the following areas for potential synergies: personnel reductions, corporate and administrative programs, electric production and gas supply costs and purchasing economies for such items as materials, supplies and contract services. The analyses assumed a period of 1997 to 2006, that the combination would result in a registered public utility holding company, continuation of current regulation of the utility industry, that management and operational integration of corporate, distribution and production support functions would occur without total physical centralization, that labor savings would be achieved exclusively through attrition and phased in over time, and that the costs to achieve the savings would be incurred over the first two years. The synergy analyses were prepared by management of CIPSCO and UE with the assistance of Deloitte & Touche based on information provided by each company.

     At the August l, 1995 meeting of the CIPSCO Board, legal counsel presented information as to the regulatory approvals that would be required for a combination with UE, the standards of review to be applied by the various regulatory bodies, implications under the Act of various structures and other matters. Morgan Stanley presented an analysis of UE and reported on its due diligence activities. Synergy Consulting presented a report containing the results of its evaluation of the Callaway nuclear generating station of UE and identified and characterized for the CIPSCO Board generic nuclear power plant business risks. Synergy Consulting concluded that the Callaway Plant ranked at the top of the industry's nuclear generating plants in all respects, was in good condition and was well managed and also concluded that the plans for decommissioning the plant at the end of its useful life were adequate. In the course of its evaluation Synergy Consulting reviewed documentation containing relevant operating statistics (capacity factors, production costs and regulatory performance) and reviewed external performance evaluations of the plant including Institute of Nuclear Power Operations (INPO) ratings, NRC Systematic Assessment of Licensee Performance (SALP) ratings and other ratings based on publicly available industry benchmarking data of nuclear station performance. Each of these ratings put the Callaway Plant among the highest of the applicable rating categories for the past five years. The Synergy Consulting evaluation took into account specific risks associated with the Callaway Plant in the following categories: production, costs, organization and management and decommissioning plan. Finally, Synergy Consulting briefed the CIPSCO Board on the generic risks associated with nuclear generating plants, including premature permanent plant shutdown, temporary plant shutdown, uneconomic plant operation, inability to extend plant life, unanticipated costs, consequences of a nuclear accident, changes in regulations, fuel storage and fuel disposal and decommissioning costs.

     In the ten days following August 1, 1995, the representatives of each party continued their work with respect to the synergies analyses, business plans, legal structures, regulatory plans, due diligence and employee benefits. In addition, discussions commenced between the UE management and UE's investment banking firm, Goldman, Sachs & Co. ("Goldman Sachs") on the one hand, and CIPSCO and Morgan Stanley on the other hand, with respect to management negotiation of the exchange ratios, and between counsel for CIPSCO and counsel for UE, with respect to the terms of the draft merger agreement and the terms of possible stock option agreements.

     On August 8, 1995, the UE Board met and received detailed information and advice from Goldman Sachs and legal counsel, as well as a detailed report from management on the merger negotiations. The UE Board also received a report on the analysis of potential synergies, including discussions of potential cost savings from economies of scale and decreased electric production and gas purchase costs and elimination of duplicative administrative expenses. Goldman Sachs reviewed financial and other information concerning UE and CIPSCO and the status of negotiations with respect to an exchange ratio. Counsel outlined in detail the terms and conditions of the draft merger agreement and proposed stock option agreements. Counsel also reviewed the handling of various other issues relating to the Transaction, such as the composition of the Ameren Board and the location of the corporate headquarters of Ameren. Counsel then reviewed the implications of adopting a registered holding company structure under the Act, including the possibility that divestiture of the combined entity's gas and certain nonutility operations would be required. The UE Board discussed the significant potential benefits from a combination to shareholders and customers of CIPSCO and UE.

     On August 8, 1995, the CIPSCO Board met and received detailed advice from Morgan Stanley and legal counsel. The CIPSCO Board also received an updated briefing from management and Deloitte & Touche on the analysis of potential synergies, including discussions of potential cost savings from economies of scale and decreased electric production and gas purchase costs and the elimination of duplicative administrative expenses. Morgan Stanley reviewed financial and other information concerning UE and CIPSCO and the status of negotiations with respect to an exchange ratio. Counsel outlined in detail the terms and conditions of the draft merger agreement and proposed stock option agreements. Counsel also reviewed in detail the status of negotiations on the merger agreement and the due diligence process. Management reported on the handling of various other issues relating to the Transaction, such as the composition of the Ameren Board and the location of the corporate headquarters of Ameren, the transfer of UE's Illinois utility business to CIPS and communications plans. Legal counsel then reviewed the implications of adopting a registered holding company structure under the Act, including the possibility that divestiture of the combined entity's gas and certain nonutility operations would be required. Legal counsel and management described the covenants which would govern the operations of UE and CIPSCO prior to the effective time of the Mergers and issues relating to employee and workforce matters which would govern the operations of Ameren and its subsidiaries subsequent to the effective time. The CIPSCO Board discussed the significant potential benefits from a combination to shareholders and customers of CIPSCO and UE.

     The representatives and advisors for both parties met and spoke on numerous occasions on August 9, 10, and 11, discussing the transaction and the related documentation, the final terms of the Merger Agreement, including the conditions to closing, the termination provisions, the breakup fees, the covenants which would govern the operations of UE and CIPSCO prior to the effective time and various other matters, such as employee benefits and workforce matters, which would govern the operations of Ameren after the effective time. These discussions also addressed issues relating to composition of Ameren's management, the Ameren Board and committees of the Ameren Board. Goldman Sachs and Morgan Stanley held further discussions with respect to an exchange ratio and, on August 11, decided to present for their respective clients' consideration a ratio which would result in each share of UE Common Stock being converted into one share of Ameren Common Stock, and a ratio which would result in each share of CIPSCO Common Stock being converted into 1.03 shares of Ameren Common Stock.

     On August 11, 1995, at a meeting of the UE Board, Goldman Sachs and counsel to UE described the status of the merger negotiations and the changes in the proposed merger agreement and stock option agreements which had been made since the August 8 meeting of the UE Board. Counsel also reviewed the handling of the various other issues relating to the transaction, such as the composition of the Ameren Board and the location of the headquarters of the combined entity. At the August 11 meeting, Goldman Sachs delivered its oral opinion to the UE Board that, as of such date and based upon the assumptions made, matters considered and limits of review discussed therein, and in light of the proposed exchange ratio of 1.03 shares of Ameren Common Stock per share of CIPSCO Common Stock, the proposed exchange ratio of one share of Ameren Common Stock per share of UE Common Stock was fair to the holders of UE Common Stock. Following discussion, the UE Board unanimously approved the Merger Agreement and the Stock Option Agreements (as defined in the Merger Agreement) and authorized their execution. (With respect to the Stock Option Agreements, see Item 1.C.4. below.)

     On August 11, 1995, the CIPSCO Board met and received advice from Morgan Stanley and legal counsel. Morgan Stanley reviewed various financial and other information and rendered to the CIPSCO Board its oral opinion, confirmed in a written opinion dated August 11, 1995, to the effect that, as of the date of said opinion and based upon and subject to the matters stated therein, the proposed exchange ratio of 1.03 shares of Ameren Common Stock per share of CIPSCO Common Stock, in light of the exchange ratio of one share of Ameren Common Stock to be received by shareholders of UE for each share of UE Common Stock, was fair to the holders of CIPSCO Common Stock from a financial point of view. Legal counsel reviewed the final forms of Merger Agreement and Stock Option Agreements and other documents with the CIPSCO Board. The CIPSCO Board discussed the advice they had received at the various CIPSCO Board meetings and the significant potential benefits to shareholders and customers of CIPSCO which would result from a combination of CIPSCO and UE. After such discussions, the CIPSCO Board approved the Merger Agreement and the Stock Option Agreements and authorized their execution. One director of CIPSCO, Mr. John L. Heath, voted against approval of the Merger Agreement noting that in light of CIPSCO's strong financial position he was not in favor of the merger. He indicated that if at a later date it became desirable for CIPSCO to become larger, he would prefer that CIPSCO pursue a merger involving an entity smaller than itself. Following the meetings of the UE Board and the CIPSCO Board, the Merger Agreement and the Stock Option Agreements were executed.

     2.  Benefits of the Transaction

     UE and CIPSCO believe that the Transaction offers the following significant strategic and financial benefits to each company and to their respective shareholders, as well as to their employees and customers and the communities in which they do business:

     . Cost Efficiencies to Help Maintain Competitive Rates--Ameren will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than either UE or CIPSCO standing alone. The Transaction will create the opportunity for strategic, financial and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility.

     . Integration of Corporate and Administrative Functions--Ameren will be able to consolidate certain corporate and administrative functions of UE and CIPSCO, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding expenditures for administrative programs and information systems. A joint transition task force has examined the manner in which to best organize and manage the businesses of Ameren and identify duplicative positions in the corporate and administrative areas. It is anticipated that, as a result of combining staff and other functions, Ameren will have somewhat fewer employees within several years than UE and CIPSCO currently have in the aggregate. UE and CIPSCO are committed to achieve cost savings in the area of personnel reductions through attrition, strictly controlled hiring, and reassignment and retraining. In addition, some savings in areas such as insurance and regulatory costs and legal, audit and consulting fees should be realized.

     . Reduced Operating Costs--The combination should result in decreased electric production costs through the joint dispatch of the systems. Natural gas supply savings through combined purchasing are also anticipated.

     . Purchasing Economies--The combination of the two companies should result in greater purchasing power for items such as materials, supplies and contract services.

     . Increased Marketing Opportunities--The combined companies will have enhanced opportunities for marketing in the wholesale and interchange markets. The combined companies will have electric interconnections with 28 other utility systems, enhancing opportunities to make sales transactions with these systems and others.

     . More Diverse Service Territory--The combined service territories of UE and CIPS will be larger and more diverse than either of the service territories of UE or CIPS as independent entities. This increased geographical diversity will reduce the exposure to changes in economic or competitive conditions in any given sector of the combined service territory.

     . Expanded Management Resources--In combination, UE and CIPSCO will be able to draw on a larger and more diverse mid- and senior-level management pool to lead Ameren forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. The employees of Ameren should also benefit from new opportunities in the expanded organization.

     . Community Involvement--Ameren will continue to play a leadership role in the economic development efforts of the communities UE and CIPS now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued.

     UE and CIPSCO believe that synergies from the Transaction will generate substantial cost savings to Ameren, which would not be available absent the Transaction. Estimates by the managements of UE and CIPSCO indicate that the Transaction could result in net cost savings (that is, after taking into account the costs incurred to achieve such savings) of approximately $686 million during the 10-year period following the Transaction./3/ Approximately 35% of these savings are expected to be achieved through personnel reductions involving approximately 320 positions. Other potentially significant costs savings are reduced corporate and administrative programs (31% of total potential savings), reduced electric production costs and lower gas supply costs (18%), and purchasing economies for materials, supplies and contract services (11%). Achieved savings in costs are expected to inure to the benefit of both shareholders and customers. The treatment of the benefits and cost savings will depend on the results of regulatory proceedings in the jurisdictions in which UE and CIPSCO operate their businesses.

     3.   Merger Agreement

     The Merger Agreement provides for CIPSCO to be merged with and into Ameren and Arch Merger to be merged with and into UE. The Merger Agreement is incorporated by reference as Exhibit B-1.

          a.  Consideration

     Under the terms of the Merger Agreement, upon consummation of the
Transaction:

     . each issued and outstanding share of UE Common Stock/4/ will be converted into the right to receive one share of Ameren Common Stock;

     . each issued and outstanding share of CIPSCO Common Stock/5/ will be converted into the right to receive 1.03 shares of Ameren Common Stock;

     . each share of Arch Merger Common Stock issued and outstanding prior to the Transaction will be converted into one share of UE Common Stock; and

     . all shares of capital stock of Ameren issued and outstanding immediately prior to the Transaction will be canceled.

The outstanding shares of preferred stock of UE and CIPS will not be affected. Based on the capitalization of CIPSCO and UE on June 30, 1997, a UE Ratio of
1.00 and a CIPSCO Ratio of 1.03, the shareholders of CIPSCO and UE would own securities representing approximately 25.6% and 74.4%, respectively, of the outstanding voting power of Ameren.

------------
/3/ The savings referred to herein are the most current estimates and reflect further study and refinement from the estimates made at the time the Mergers were approved by the UE and CIPSCO Boards of Directors.

/4/ Other than treasury and certain other shares which will be canceled, and shares held by holders who dissent in compliance with Missouri law.

/5/ Other than treasury and certain other shares which will be canceled, but including shares held by holders who dissent in compliance with Illinois law.

          b.  Other Terms

     The Transaction is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of CIPSCO and UE (which have been obtained) and all necessary governmental approvals (MPSC, ICC, FERC and NRC, in addition to the approval of the Commission under the Act).

          c.  Management Following the Mergers

     The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Transaction. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase common stock dividends beyond specified levels, and may not issue capital stock except as specified. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate transactions.

     The Merger Agreement provides that, after the effectiveness of the Transaction, Ameren's principal corporate office will remain in St. Louis, Missouri. Ameren's board of directors will consist of a total of 15 directors, 10 of whom will be designated by UE and five of whom will be designated by CIPSCO. Charles W. Mueller, the current Chief Executive Officer and President of UE, will be entitled to serve as Chairman, President and Chief Executive Officer of Ameren. Clifford L. Greenwalt, the current President and Chief Executive Officer of CIPSCO and Chief Executive Officer and President of CIPS, will be entitled to serve as Vice Chairman of the Board of Ameren.

     The Transaction is expected to be tax-free to UE and CIPSCO shareholders (except as to dissenters and fractional shares) under the Internal Revenue Code of 1986, as amended (the "Code"). CIPSCO and UE believe that the Transaction will be treated as a "pooling of interests" for accounting purposes.

     4.  Related Agreements

     In connection with the Merger Agreement, CIPSCO and UE also entered into the reciprocal Stock Option Agreements (the "Stock Option Agreements" which are incorporated as Exhibits B-2 and B-3 hereto) giving each company the right to acquire shares of the other's common stock under specified circumstances. The Stock Option Agreements provide that no option may be exercised until all necessary regulatory approvals (including any required approval of the Commission under the Act) have been obtained for the acquisition of shares pursuant to such option.

D.   Dividend Reinvestment Plan and Employee Benefits Plans

     Ameren proposes to issue and/or acquire in open market transactions, from time to time during the first five years after the date of the Order issued by the Commission herein, up to 15 million shares of Ameren Common Stock under Ameren's proposed dividend reinvestment plan and certain employee benefit plans described below that will use Ameren Common Stock (collectively, the "Ameren Plans").

     1.  Sources of Common Stock and Use of Proceeds

     Any shares of Ameren Common Stock used to fund the Ameren Plans may be, at the discretion of Ameren, authorized but unissued shares, treasury shares or shares purchased on the open market by an independent plan administrator or agent. As of the date of this Application/Declaration, shares are being purchased in the open market for the existing plans of UE and CIPSCO as described below. The decision as to whether shares are to be purchased directly from Ameren, or in the open market or in privately negotiated transactions, will be based on Ameren's need for common equity and any other factors considered by Ameren to be relevant. Any determination by Ameren to alter the manner in which shares will be purchased for the Ameren Plans, and implementation of any such change, will comply with applicable law and Commission rules, regulations and interpretations under the Act then in effect.

     Net proceeds from new issue or treasury shares of Ameren Common Stock received by Ameren will be added to Ameren's general funds to be available for general corporate purposes. Ameren will not receive any proceeds from shares acquired in the open market or in privately negotiated transactions.

     Ameren will not use any proceeds from any new issue or treasury shares to acquire the securities of or any interest in any exempt wholesale generator ("EWG") or foreign utility companies (as those terms are defined in Sections 32(e) and 33(a) of the Act, as amended by the Energy Policy Act of 1992), until such time as such use shall be approved by regulation or order of the Commission, to the extent such approval is required under the Act.

     2.  Dividend Reinvestment Plan

     UE currently has in place the DRPlus, a dividend reinvestment and stock purchase plan (the "UE Plan") and CIPSCO has in place the CIPSCO Automatic Dividend Reinvestment and Stock Purchase Plan (the "CIPSCO Plan"). Upon completion of the Mergers, both the UE Plan and the CIPSCO Plan will cease and participants therein will become participants in a newly formed Ameren dividend reinvestment and stock purchase plan, which is referred to below as the "Ameren DRIP." Set forth below is a description of the principal terms of the Ameren DRIP.

     All holders of record of shares of (i) Ameren Common Stock or (ii) any UE Preferred Stock or CIPS Preferred Stock (collectively, the "Preferred Stock," and together with Ameren Common Stock, the "Eligible Securities") may participate in the Ameren DRIP. The Ameren DRIP will also permit other investors who are not shareholders of any of these companies and may permit beneficial owners of the companies' stock held by brokers and other custodial institutions of such brokers and other custodial institutions, provided they have established procedures which permit their customers to participate, to make an original purchase of Ameren Common Stock, whereupon they will become shareholders of Ameren and will be entitled to participate in the Ameren DRIP like other shareholders. The purpose of the Ameren DRIP will be, among other things, to provide holders of Eligible Securities and other investors with a simple, convenient and economical method of purchasing shares of Ameren Common Stock through reinvestment of dividends and cash investments. The Ameren DRIP is designed to encourage and facilitate broader ownership of Ameren Common Stock. Full investment of funds will be possible under the Ameren DRIP, subject to any minimum and maximum purchase limits imposed under the Ameren DRIP, because the Ameren DRIP will permit fractional as well as whole shares to be credited to a participant's account. The Ameren DRIP will also provide Ameren with a means to increase ownership by small, long-term investors and, to the extent original issue shares are used, to raise equity capital.

     A full statement of the provisions of the Ameren DRIP is included in Ameren's Post-Effective Amendment on Form S-3 to the Form S-4 Registration Statement (incorporated as Exhibit C-3 hereto).

     3.   Employee Benefit Plans

          a. Long Term Incentive Plan

     Pursuant to the Merger Agreement, it was agreed that Ameren would adopt a stock compensation plan ("Ameren LTIP") to replace the UE Long-Term Incentive Plan of 1995 (the "LTIP") subject to approval by shareholders.

     The purpose of the Ameren LTIP is to enable Ameren and its subsidiaries and other affiliates (as defined in the Ameren LTIP) to attract, retain and motivate officers and employees and to provide Ameren and its affiliates with the ability to provide incentives directly linked to the profitability of Ameren's businesses, increases in shareholder value and the enhancement of customer service.

     The Ameren LTIP will provide for the grant of stock options, stock appreciation rights, restricted stock, performance units and such other awards based upon Ameren Common Stock as Ameren's Board may determine, subject to shareholder approval. Ameren will reserve four million shares for issuance pursuant to the Ameren LTIP.

     The Ameren LTIP will be designed to comply with Code limits on the ability of a public company to claim tax deductions for compensation paid to certain highly compensated executives. Section 162(m) of the Code generally denies a federal income tax deduction for annual compensation exceeding $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated officers of a public company. Certain types of compensation, including some performance-based compensation, are generally excluded from this deduction limit. While Ameren believes compensation payable pursuant to the Ameren LTIP will be deductible for federal income tax purposes under most circumstances, compensation not qualified under Section 162(m) of the Code may be payable under certain circumstances such as death, disability and change in control (all as defined in the Ameren LTIP).

     A full statement of the provisions of the Ameren LTIP is included in Ameren's Form S-8 (incorporated by reference as Exhibit C-4 hereto).

     Ameren will seek final approval with respect to the LTIP, including the issuance of shares, in a subsequent filing to be made with the Commission.

          b.  Savings Plans

     UE and CIPSCO currently have five plans which involve the issuance of the companies' common stock to participating employees as follows: the UE Savings Investment Plan, CIPSCO Employee Long-Term Savings Plan, CIPSCO Employee Long-Term Savings Plan - IUOE No. 148, CIPSCO Employee Long-Term Savings Plan - IBEW No. 702 and CIPSCO Employee Stock Ownership Plan.

     It is anticipated that for an undetermined period of time after the consummation of the Transaction all such UE and CIPSCO plans will be maintained on substantially the same terms, except that shares of Ameren common stock will be used instead of UE and CIPSCO common stock. Ameren will seek authorization from the Commission as required in connection with Ameren shares to be issued under the UE and CIPSCO plans.

     At some point subsequent to the consummation of the Transaction, it is intended that certain of the stock-based plans of Ameren (the "Ameren Stock-Based Benefit Plans") will replace the UE and CIPSCO benefit plans with a similar name. Again, Ameren will seek authorization from the Commission as required in connection with Ameren shares to be issued under the Ameren Stock-Based Benefit Plans.

     A description of the existing plans is included in Exhibit C-5 hereto.

     4. Solicitation of Proxies

     Ameren anticipates it will solicit proxies from the holders of its Common Stock to approve the adoption or amendment to the Ameren LTIP. The description of the nature of that solicitation and the expenses (to the extent in excess of that permitted by Rule 65(b)) to be incurred in connection with any such solicitation will be provided in a separate filing to be made in 1998.

 Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses paid and to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of Ameren under the Securities Act of 1933, and other related matters, are estimated as follows:


Commission filing fee for the
  Registration Statement on Form S-4................  $ 1,842,000

Accountants' fees...................................      170,000

Legal fees and expenses relating to the Act.........      350,000

Other legal fees and expenses.......................    3,825,000

Shareholder communication and proxy
  solicitation......................................    1,064,000

NYSE listing fee....................................      200,000



Exchanging, printing, and engraving of
  stock certificates................................      750,000

Investment bankers' fees and expenses...............   11,100,000

     (Goldman Sachs:  $5,700,000)

     (Morgan Stanley:  $5,400,000)

Consulting fees related to human
  resource issues, public relations,
  regulatory support, and other
  matters relating to the
  Transaction.......................................      600,000

Other expenses of the transaction
  (excluding merger transition costs)
  and miscellaneous.................................    1,933,000
                                                      -----------

          TOTAL                                       $21,834,000


Item 3.  Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the Transaction:

                                 Transactions to which Section or
Sections of the Act                Rule is or may be applicable
-------------------              --------------------------------
4,5                         Registration of Ameren as a holding company
                            following consummation of the Transaction.

6(a), 7                     Issuance of Ameren Common Stock in the
                            Transaction in exchange for shares of CIPSCO
                            Common Stock and UE Common Stock; issuance of Ameren Common Stock under Ameren Plans
                            (except for the LTIP); issuance of stock of Ameren Services to Ameren; approval of all outstanding intra-system debt, including guaranties and support agreements.

9(a)(1), 10                 Acquisitions of Ameren Common Stock in open-
                            market transactions under Ameren Plans (except
                            for the LTIP); acquisition by Ameren of stock of
                            Ameren Services and indirect acquisition by
                            Ameren of nonutility subsidiary of UE; acquisition
                            by Ameren of CIPSCO Investment; indirect
                            acquisition by Ameren of 60% of the stock of
                            EEI.


                                     Transactions to which Section or
Sections of the Act                    Rule is or may be applicable
-------------------                  --------------------------------
9(a)(2), 10(a),          Acquisition by Ameren of CIPS Common Stock and UE
(b), (c) and (f)         Common Stock and indirect acquisition by Ameren of 60%
                         of the stock of EEI.

8, 9(a)(3), 11(b), 21    Retention by Ameren of gas operations and retention or
                         acquisition of nonutility businesses of UE, UEDC, CIPS
                         and CIPSCO Investment.

13 Approval of the General Services Agreement and services provided to utility and nonutility affiliates thereunder by Ameren Services; incidental services between UE and CIPS.

                                    Transactions to which Section or
Rules                                 Rule is or may be applicable
-----                               --------------------------------
42                       Open market purchases of Ameren Common Stock pursuant
                         to Ameren Plans (except LTIP).

80-92                    Reimbursements between and among Ameren, UE, CIPS and
                         CIPSCO Investment and other system companies under the General Services Agreement.

87(a)(3) Incidental Services between and among UE, CIPS and among Ameren system companies.

88 Approval of Ameren Services as a subsidiary service company.

93, 94                   Accounts, records and annual reports by Ameren
                         Services


To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction and the other matters described herein, such sections and rules should be considered to be set forth in this Item 3.

A. Analysis of Transaction

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company", and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

     UE, CIPS and EEI are public utility companies as defined in Section 2(a)(5) of the Act. Because Ameren will acquire, directly or indirectly, more than five percent of the voting securities of each of CIPS, UE and EEI as a result of the Transaction, and because UE, CIPS and EEI will become "affiliates" of Ameren as a result of the Transaction, Ameren must obtain the approval of the Commission for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the
Commission:

     -  the consideration to be paid in the Transaction is fair and reasonable;
     - the Transaction will not create detrimental interlocking relations or concentration of control;
     - the Transaction will not result in an unduly complicated capital structure for the Ameren system;
     - the Transaction will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the Ameren system;
     -  the Transaction is consistent with Sections 8 and 11 of the Act;
     - the Transaction tends toward the economical and efficient development of an integrated public utility system; and
     -  the Transaction will comply with all applicable state laws.

     Furthermore, the Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report approved by the Commission for issuance by the Division on June 20, 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). While the Transaction and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report, a number of the recommendations contained therein serve to strengthen the analysis presented herein and would facilitate the creation of a new holding company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors,"/6/ should be used in reviewing this Application/Declaration since, as demonstrated herein, the Transaction would benefit both consumers and shareholders of Ameren and since the other federal and state regulatory authorities with jurisdiction over this Transaction will have approved it as in the public interest. In addition, although discussed in more detail in each

--------------------

/6/ Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report at xii-xiii.

applicable item below, the specific recommendations of the Division with regard to financing transactions,/7/ utility ownership/8/ and diversification/9/ are applicable to this Transaction.

     1.   Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; such acquisition will tend towards interlocking relations or the concentration of

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

          a.   Section 10(b)(1)

               i.   Interlocking Relationships

     By its nature, any merger results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. See Section 1(a)(4) and (5) of the Act.

--------------------

/7/ E.g., the reduced regulatory burdens associated with routine financings. 1995 Report at 50.

/8/ E.g., the Commission should apply a more flexible interpretation of the integration requirements under the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71-77.

/9/ E.g., the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification, and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 Report at 88-90.

     The Merger Agreement provides for the Board of Directors of Ameren to be composed of members drawn from the Boards of Directors of both UE and CIPSCO. Ten of the Ameren directors will be designated by UE and five by CIPSCO./10/ Two representatives each of UE and CIPS will continue to serve as members of the EEI Board of Directors. In addition, UE, CIPS and CIPSCO Investment will be parties, along with Ameren, to the General Services Agreement with Ameren Services. These actions are necessary to initially create, and to integrate UE and CIPSCO fully into, the Ameren system and will therefore be in the public interest and the interest of investors and consumers. Forging such relations is beneficial to the protected interests under the Act, and thus is not prohibited by Section 10(b)(1). The benefits of the Transaction described herein that will accrue to investors, customers and the public make clear that the interlocking relationships will not be detrimental. In CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994), which involved a formation of a new, registered holding company system in a manner substantially similar to the present Transaction, the Commission made no findings of adverse interlocking relations or concentration of control under Section 10(b)(1). Likewise, the facts of this case require no adverse finding.

               ii.  Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational holding company systems at which the Act was primarily aimed." American Elec. Power Co., 46 SEC 1299, 1307 (July 21,
1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 SEC 693, 700 (Feb. 6, 1968).

     The integration of UE and CIPS under Ameren will not create a "huge, complex and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.

     Size: If approved, the Ameren system will serve approximately 1.4 million electric customers and 285,403 gas customers in portions of Missouri and Illinois. As of June 30, 1997: (1) the combined assets of UE and CIPSCO totaled approximately $8.9 billion; (2) 12-month combined operating revenues totaled approximately $3.1 billion; and (3) combined, owned net generating capacity totaled 11,369 MW.

     By comparison, the Commission has approved a number of acquisitions involving operating utilities with combined assets exceeding or approximating those of Ameren. See, e.g., CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994) (combination of Cincinnati Gas & Electric and PSI Resources; combined assets at time of acquisition of approximately $7.9 billion); Entergy Corp., 55 SEC Docket 2035 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $21 billion); Northeast Utilities, 47 SEC Docket 1270 (Dec. 21, 1990)

-------------------

/10/ Ameren acknowledges the requirements of Section 17(c) of the Act and
     Rule 70 thereunder with respect to limitations upon directors and officers of registered holding companies and subsidiary companies thereof having affiliations with commercial banking institutions and investment bankers, and undertakes that, upon completion of the Mergers, it will be in compliance with the applicable provisions thereof.

(acquisition of Public Service of New Hampshire; combined assets at time of acquisition of approximately $9 billion); Centerior Energy Corp., 35 SEC Docket 769 (Apr. 29, 1986) (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately $9.1 billion); American Elec. Power Co., 46 SEC 1299 (July 21, 1978) (acquisition of Columbus and Southern Ohio Electric; combined assets at time of acquisition of close to $9 billion)./11/

     As the following table demonstrates, six of the current registered electric utility holding company systems--Southern, Entergy, CSW, Northeast, GPU and AEP--will be larger than Ameren in terms of assets, operating revenues, customers and/or sales of electricity:/12/

                      Total      Operating    Electric     Sales in
        System       Assets      Revenues     Customers      kWh
         Total     ($Millions)  ($Millions)  (Thousands)  (Millions)
      Southern         27,042        8,297        3,507     139,991
      Entergy          22,613        5,798        2,360      97,452
      AEP              15,713        5,505        2,773     114,080
      CSW              10,909        3,623        1,661      57,334
      Northeast        10,585        3,643        1,680      40,159
      GPU               9,870        3,800        1,976      45,753
      UE                6,865        2,111        1,132      34,670
      CIPSCO            1,832          880          319      13,988
      ----------      -------      -------      -------     -------
      Ameren            8,697        2,991        1,451      48,658


     In the region where UE and CIPS are located, other existing or proposed electric utility holding companies are larger than, or approximately the same size as, the proposed Ameren system. Unicom Corp., the holding company of Commonwealth Edison Co. and Unicom Enterprises, Inc., with assets of $23.247 billion, operating revenues of $6.910 billion, 3.4 million customers and 91.353 billion kWh sales, is substantially larger than the proposed Ameren combination. CINergy, the combination of Cincinnati Gas & Electric and PSI Resources, is comparable in size to Ameren; CINergy has total assets of $7.808 billion, operating revenues of $2.84 billion, 1,321,000 customers,

--------------------------

/11/ These numbers are unadjusted for inflation. The AEP-Columbus number in particular would be considerably higher in current dollars.


/12/ Amounts for companies other than Ameren, UE and CIPSCO are as of December 31, 1995, or for the year ended December 31, 1995. Amounts for UE and CIPSCO are at and for the 12 months ended June 30, 1997.

and kWh sales of 49.056 billion. Ameren will be somewhat larger than Interstate Energy Corp., the new company proposed to result from the merger of Wisconsin Power & Light Co., IES Industries Inc. and Interstate Power Co. The new Interstate is to have assets of $4 billion, 1,224,000 customers and revenues of $1.91 billion. In addition, the completed acquisition of Public Service Company of Colorado and Southwestern Public Service Company by New Century Energies, Inc., resulted in a system with assets of $6 billion, operating revenues of about $2.8 billion and 1.5 million electric customers.

     Ameren will be a mid-size registered holding company, and its operations would not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to Ameren in the region in which it will provide service.

     Efficiencies and economies: The Commission in recent years has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the efficiencies and economies that can be achieved through the integration and coordination of utility operations. As the Commission stated in American Electric Power Co., although the framers of the Act were concerned about "the evils of bigness,"

          they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations ... [and] [t]hey wished to preserve these opportunities....

46 SEC at 1309.

     More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., 35 SEC Docket 769, 771 (Apr. 29,
1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corp., 55 SEC Docket 2035 (Dec. 17, 1993). In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests./13/

      By virtue of the Transaction, Ameren will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co. Among other things, the Transaction is expected to yield cost efficiencies to help maintain competitive rates, integrated corporate and administrative functions, reduced operating costs, purchasing economies, increased marketing opportunities, and expanded management resources. These expected economies and efficiencies from the combined utility

--------------------------

/13/  1995 Report at 73-74.

operations are described in greater detail below and are projected to result in savings of approximately $686 million over the first ten years alone.

      Competitive Effects: Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Entergy Corp., 55 SEC Docket at 2041 (citing Municipal Elec. Ass'n of Massachusetts v. SEC, 413 F.2d 1052, 1056-1058 (D.C. Cir. 1969)). As the Commission noted in Northeast Utilities, 47 SEC Docket at 1282, the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." CIPSCO and UE filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market.

      In addition, the competitive impact of the Transaction is to be fully considered by the FERC. UE and CIPS filed their joint application for FERC approval of the Transaction on December 22, 1995. A detailed explanation of the reasons why the Transaction will not create or increase market power in any relevant market is set forth in the prepared testimony of Rodney W. Frame (the "Testimony"), filed with the FERC on behalf of UE and CIPS, a copy of which is filed as Exhibit D-1.2. The application filed by UE and CIPS with the FERC is filed at Exhibit D-1.1. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corp., 55 SEC Docket at 2042 (citing City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358, 363-64 (D.C. Cir. 1992) (quoting Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523, 527 (D.C. Cir.
1989)). This is consistent with the 1995 Report's recommendation that the Commission "watchfully defer" to the work of other regulators. 1995 Report at 77.

      As detailed in the Testimony, the Transaction will not create or increase market power in any relevant market, nor facilitate its exercise through collusion. Concurrently with their application before the FERC, UE and CIPS filed consolidated (one-system) open access transmission tariffs. Because these tariffs would make available all of the direct interconnections of both UE and CIPS as receipt and delivery points, they have the potential to expand wholesale bulk power trading opportunities in the region. While the wholesale bulk power markets within which UE and CIPS operate already are competitive and this will not be changed as a result of the Mergers, the filing by the two firms of these single-system tariffs should eliminate any residual concern that market power problems might arise as a result of the Mergers. No additional measures are required to mitigate perceived concerns about market power resulting from the Mergers or from the combination of the transmission systems owned by UE and CIPS. In support of this conclusion, the Testimony explains that the Transaction will not create or increase market power in specific relevant wholesale bulk power markets, i.e., short term capacity, long term capacity and nonfirm energy. Both UE and CIPS actively seek to market short term capacity, and so the Mergers necessarily will reduce by one the number of independent sellers. However, many other independent participants will remain. Moreover, UE has little or no uncommitted capacity; thus, its ability to participate as a seller in short term capacity markets essentially is limited to situations in which it resells the capacity which it simultaneously buys from others, that is, where it acts as a marketer. Because entry is relatively easy for those seeking only to remarket capacity purchased from others, the elimination of one such marketer does not present competitive concerns. As concerns short term capacity, the merged firm's share of uncommitted capacity in all first tier markets is less than the 20 percent level, which FERC in the past has used as a threshold to demarcate situations where market power problems might be present. As concerns the possible exercise of buyer market power in short term capacity markets, a stand-alone CIPS contemplates no new resource additions through at least 2016. This makes it very unlikely that a stand-alone CIPS would be seeking to purchase capacity during this time period other than for remarketing purposes. If a stand-alone CIPS is not likely to be a purchaser of short term capacity, the Mergers cannot reasonably be said to increase buyer market power in short term capacity markets.

      With respect to long term generating capacity, it is unlikely as a general matter that any one firm will possess market power. This is evidenced by the amount of nonutility generation that has come on line in recent years. Moreover, UE and CIPS' filing of consolidated or one-system open access transmission tariffs should make entry by new nonutility generators easier than it would have been without the Transaction.

      For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interest of investors or customers within the meaning of Section 10(b)(1).

          b.   Section 10(b)(2)--Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by Ameren to the holders of UE Common Stock and CIPSCO Common Stock in connection with the Transaction is reasonable and whether it bears a fair relation to the sums invested in and the earning capacity of the utility assets underlying the securities being acquired./14/ For the reasons set forth below, the requirements of Section 10(b)(2) are satisfied here.

               i.   Reasonableness of Consideration

     Ameren believes the consideration involved in the Transaction is reasonable for the following reasons:

     First, the Transaction is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests. As set forth more fully above, each share of UE Common Stock will be converted into the right to receive one share of Ameren Common Stock, and each share of CIPSCO Common Stock will be converted into the right to receive 1.03 shares of Ameren Common Stock (collectively, the "Exchange Ratios"). As a result of this accounting, the Transaction will not produce any "fictitious or unsound asset values." See Section 1(a)(1) of the Act.

     Second, the Transaction has been approved by the affected shareholders of CIPSCO and UE. Approximately 97 percent of the CIPSCO shares voting on the question approved the Transaction; this figure represents 76 percent of the outstanding common shares. UE shareholders approved the

----------------------

/14/ In connection with the Transaction, the holders of UE preferred stock and CIPS preferred stock will not be affected.

Transaction with 96 percent of shares voting on the question in favor, or 71 percent of the outstanding common and preferred shares.

     Third, the Exchange Ratios are the product of extensive and vigorous arm's-length negotiations between CIPSCO and UE. These negotiations were preceded by weeks of due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies, and extensive arm's-length bargaining. See Ameren Registration Statement on Form S-4 (Exhibit C-1 hereto). As recognized by the Commission in Ohio Power Co., 44 SEC 340, 346 (June 8, 1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

     Finally, nationally-recognized investment bankers for each of CIPSCO and UE have reviewed extensive information concerning the companies and analyzed the Exchange Ratios employing a variety of valuation methodologies, and have opined that the Exchange Ratios are fair to the respective holders of CIPSCO Common Stock and UE Common Stock. The investment bankers' analyses and opinions are described in detail in Ameren's Registration Statement on Form S-4 (Exhibit C-1 hereto). The assistance of independent consultants in setting consideration has been recognized as evidence that the requirements of Section 10(b)(2) are met. The Southern Co., 40 SEC Docket 350 (Feb. 12, 1988).

     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the consideration for the Transaction (that is, the respective Exchange Ratios) bears a fair relation to the sums invested in, and the earning capacity of the utility assets of, UE and CIPSCO.

               ii.  Reasonableness of Fees

     Ameren believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other similar transactions and in light of the anticipated benefits of the Transaction to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application, UE and CIPSCO together expect to incur a combined total of approximately $22 million in fees, commissions and expenses in connection with the Transaction. By contrast, the parties to the CINergy Corp. merger incurred fees and expenses of $47 million, Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire, and Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities--each of which amounts were approved as reasonable by the Commission. See CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994); Northeast Utilities, 51 SEC Docket 934 (June 3, 1992); Entergy Corp., 55 SEC Docket 2035 (Dec. 17,
1993).

     With respect to financial advisory fees (which are included in the $22 million total), UE and CIPSCO believe that the fees paid to their investment bankers are fair and reasonable for similar reasons. As noted above, UE and CIPSCO engaged separate investment banking firms to provide financial advisory services and to render fairness opinions regarding the consideration to be received in the Transaction. Pursuant to an engagement letter dated June 23, 1995, UE agreed to pay Goldman Sachs $5.7 million plus expenses for serving as financial advisor and agreed to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with its engagement.

     Pursuant to the terms of an engagement letter dated June 30, 1995, CIPSCO agreed to pay Morgan Stanley $5.4 million for acting as financial advisor in connection with the Transaction. CIPSCO has also agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses (including, without limitation, professional fees and disbursements) and to indemnify Morgan Stanley and certain related persons against certain liabilities arising out of or in connection with its engagement.

     Further information concerning the agreements with investment bankers and their fees can be found in the Ameren Registration Statement on Form S-4 (Exhibit C-1 hereto).

     In the instant case, the aggregate fees to be paid to both companies' investment bankers in connection with the Transaction--approximately $11.1 million --constitute approximately 0.24% of the companies' combined market value./15/ These fees are generally in accord with the fees approved by the Commission in recent cases. In one recent case, the Commission approved investment banking fees equal to 0.96% of the aggregate value of the acquisition, The Southern Co., 40 SEC Docket 350, 354 (Feb. 12, 1988), or four times the investment banking fee here on a percentage basis. In Centerior Energy Corp., 35 SEC Docket 769 (Apr. 29, 1986), relating to the affiliation of two utility companies under a new common holding company, the Commission approved combined investment banking fees amounting to 0.275% of the combined market value of the two companies' common stock. In its order approving the acquisition by Northeast Utilities of Public Service of New Hampshire, the Commission approved approximately $10.6 million in financial advisory fees for Northeast alone. Northeast Utilities, 51 SEC Docket 934 (June 3, 1992). In CINergy, the Commission approved combined investment banking fees of $13.1 million, which constituted approximately 0.31% of the companies' combined market value. CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994). And in the Entergy-Gulf States decision, the Commission approved financial advisory fees of $8.3 million by Entergy to its investment banker. Entergy Corp., 55 SEC Docket 2035 (Dec. 17,
1993). The financial advisory fees to be paid by UE and CIPSCO in connection with the Transaction are significantly smaller on a percentage basis than those approved in Southern and CINergy, proportionately smaller in dollar amount than those approved in Northeast Utilities, and comparable in dollar amount to those approved in CINergy. Moreover, the investment banking fees approved in Northeast Utilities and Entergy represented the fees of only one party to the transactions in question, whereas the investment banking fees here include those of both parties.

     Finally, the investment banking fees of UE and CIPSCO reflect extensive arms'-length bargaining between the parties.

-----------------------

/15/ Based on the number of shares of UE Common Stock and CIPSCO Common Stock outstanding as of August 11, 1995 and their closing prices on that date of $35 3/8 and $29 5/8 per share, respectively.

          c. Section 10(b)(3)--Capital Structure; Not Detrimental to Public Interest

     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate Ameren's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of Ameren's system. The corporate capital structure of Ameren after the Transaction will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in other orders involving similar transactions. See, e.g., CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994); Centerior Energy Corp., 35 SEC Docket 769, 771-772 (Apr. 29, 1986); Midwest Resources, 47 SEC Docket 252 (Sept. 26, 1990). Ameren's capital structure will also be similar to the capital structures of existing registered holding company systems.

     In the Transaction, the common shareholders of CIPSCO and UE will receive Ameren Common Stock. Ameren will own 100% of the common stock of UE and CIPS and there will be no minority common stock interest remaining in either company. Each outstanding share of UE and CIPS preferred stock will remain outstanding without change. The existing debt securities of CIPS and UE will likewise remain outstanding without change. The only voting securities which will be publicly held after the transaction will be Ameren Common Stock, CIPS preferred stock and UE preferred stock.

      Each share of UE preferred stock is entitled to one vote per share on all matters presented to stockholders. Likewise, each share of CIPS preferred stock is entitled to one vote per share on all matters presented to shareholders. If the Transaction had been consummated June 30, 1997, the outstanding UE preferred stock would have represented 2.66% of the total voting power of UE preferred and common stock, 3.43% of the total capital of UE (including long-term and short-term debt) and 6.27% of the book equity which comprises common and preferred stock and retained earnings. At that date, the outstanding CIPS preferred stock represented 2.29% of the total voting power of CIPS preferred and CIPSCO common stock, 5.88% of the total capital of CIPSCO (including long-term and short-term debt) and 10.90% of the book equity comprising CIPSCO common and CIPS preferred stock and retained earnings. For the twelve months ended June 30, 1997, UE's combined fixed charges and preferred dividend requirements were covered 4.08 times before provision for taxes and such figure was 3.45 times for CIPSCO. In addition, due to the obligations imposed by the states in which UE and CIPS operate and the substantial financial commitment of Ameren in UE and CIPS, there is virtually no likelihood that either UE's or CIPS' assets or businesses will be permitted to deteriorate to an extent that would jeopardize the interests of the preferred stock. The Commission has found previously that the existence of preferred stock under facts similar to those herein does not violate the standards of Section 10(b)(3), 10(c)(1) or 11(b)(2) of the Act. Illinois Power Co., 44 SEC 140 (Jan. 2, 1970). See also CIPSCO Inc., 47 SEC Docket 174 (Sept. 18, 1990), Niagara Mohawk Power Corp., SEC No-Action Letter (January 24, 1991) and Texas Utilities Co., 31 SEC 367 (Apr. 5, 1950).

     Ameren will have the ability to issue, subject to the approval of the Commission, preferred stock, the terms of which, including any voting rights, may be set by Ameren's Board of Directors as has been authorized by the Commission with regard to other registered holding companies. See, e.g., The Columbia Gas Sys., Inc., 60 SEC Docket 244 (August 25, 1995) (approving restated charter, including preferred stock whose terms, including voting rights, can be established by the board of directors). The only class of voting securities of Ameren's, CIPSCO Investment's or UE's direct nonutility subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by Ameren, CIPSCO Investment or UE, as the case may be.

     Set forth below are summaries of the historical capital structures of UE and CIPSCO as of June 30, 1997 and the pro forma consolidated capital structure of Ameren (assuming the Transactions had occurred at June 30, 1997):

                  UE and CIPSCO Historical Capital Structures
                            (dollars in thousands)
                                  (unaudited)

                                                          CIPSCO
                                                      (consolidated)
      Common stock equity                           $  653,735   48.08%
      Preferred stock of subsidiary                     80,000    5.89%
      Long-term debt of subsidiary                     570,379   41.95%
      Short-term debt (including current
       maturity of long-term debt) of subsidiary        55,481    4.09%
                                                    ----------  ------
           Total                                    $1,359,595  100.00%

                                                             UE
      Common Stock Equity                           $2,321,176   51.35%
      Preferred stock                                  155,197    3.43%
      Long-term debt                                 1,943,186   42.99%
      Short-term debt (including current
       maturity of long-term debt)                     100,734    2.23%
                                                    ----------  ------
           Total                                    $4,520,293  100.00%

                Ameren Pro Forma Consolidated Capital Structure
                            (dollars in thousands)
                                  (unaudited)

      Common stock equity                           $2,974,911   49.50%
      Preferred stock of subsidiaries                  235,197    3.91%
      Long-term debt of subsidiaries                 2,629,121   43.75%

      Short-term debt (including current
       maturity of long term debt) of
       subsidiaries                                    170,659    2.84%
                                                    ----------  ------
           Total                                    $6,009,888  100.00%

Ameren's pro forma consolidated common equity to total capitalization ratio of [49.50%] is significantly higher than Northeast Utilities' approved 27.6% common equity position and CINergy's level of 39.9% and comfortably exceeds the "traditionally acceptable 30% level". Northeast Utilities, 47 SEC Docket at 1270, 1279, 1284 (Dec. 21, 1990). CINergy Corp., 57 SEC Docket 2353 (Oct. 21,
1994).

     2.  Section 10(c)

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provision of Section 8 or is detrimental to the carrying out of the provisions of Section 11/16/; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system ....

------------
/16/ By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to UE, CIPSCO or CIPS, since none of these companies is now a registered holding company. The retention by UE of the combination gas and electric business was approved in In re Union Elec. Co., 40 SEC 1072 (Apr. 2, 1962). While divestiture had been ordered in In re Union Elec. Co., 1972 SEC LEXIS 4264 (Sept. 19,
     1972), jurisdiction over such issue was reserved and UE was allowed to retain its gas properties in In re Union Elec. Co., 45 SEC 489 (Apr. 10,
     1974), the leading case concerning operation of combination utilities by exempt holding companies. The current view of the Commission as to retainability of combination utilities for an exempt holding company is reflected in CIPSCO Inc., 47 SEC Docket 174 (Sept. 18, 1990). There the retention by CIPSCO and CIPS of the combination gas and electric business was unconditionally approved by the Commission. Id. (citing Wisconsin Energy Corp., 37 SEC Docket 387 (Dec. 18, 1986); WPL Holdings, Inc., 40 SEC Docket 634 (Feb. 26, 1988)). The following discussion of Sections 8 and 11 is included because, under the present Transaction structure, Ameren will register as a holding company after consummation of the Transaction.

          a.  Section 10(c)(1)

     Section 10(c)(1) requires that the proposed acquisition be lawful under
Section 8. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it or requires specific approval for such combinations. Each of UE and CIPS has provided combination gas and electric utility services in Missouri and Illinois for many years. Because Missouri and Illinois law do not in any way prohibit or require special approval for combination gas and electric utilities serving the same area, the Transaction does not raise any issue under Section 8 and, accordingly, the first clause of Section 10(c)(1). As more fully discussed below, Section 8 in fact indicates that a registered holding company may own both gas and electric utilities where there is no conflicting state policy.

     Section 10(c)(1) also requires that the Transaction not be detrimental to carrying out the provisions of Section 11. Three provisions of Section 11 are relevant here.

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. Similarly, Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system." As described above, the Transaction will not result in unnecessary complexities or unfair voting powers. As noted, in this regard Ameren will be similar to the existing registered holding companies. See Item 3.A.1(a) and (c).

     Finally, Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." One or more "additional" integrated public utility systems may be retained if, as here, the "ABC Clauses" described below are satisfied. The Transaction raises only two arguably significant issues under Section (10)(c)(1) and by reference Section 11(b)(1): (i) whether Ameren may retain, through control of UE and CIPS, control of integrated combination gas and electric utility companies and (ii) whether Ameren may retain, through control of UEDC and CIPSCO Investment, their existing nonutility investments. As detailed below, retention by Ameren of these interests will not be detrimental to the carrying out of any of the provisions of Section 11.

               i.  Retention of Gas Operations

     Ameren questions whether this Commission should continue to deem a combination company, such as post-Transaction Ameren, as anything other than a single integrated public-utility system under Section 11. A combination integrated gas and electric system is fully contemplated by the Act, and the risk of the potential abuses that this Commission has historically sought to combat through its interpretation of Section 11 is no longer significant in light of the nature and level of competition in the energy market. Restricting registered utility systems to either gas or electric utility businesses will put such companies at a severe competitive disadvantage in today's evolving energy market.

Accordingly, the Commission should not require combination gas and electric systems to satisfy the "ABC" test where, as here, they have not been prohibited by the relevant state authorities.

     This Application/Declaration will first describe how Ameren would clearly meet the traditional ABC Clauses requirements, but will also demonstrate that the Commission should approve the Transaction without reference to the Clauses-- that is, on the basis that the acquisition by Ameren of combination companies CIPS and UE is not detrimental to the provisions of Section 11 because they constitute a "single integrated public utility system."

(A)  Ameren Satisfies the Traditional "ABC" Test

     Section 11(b)(1) of the Act generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." Section 11(b)(1) of the Act expressly permits a registered holding company to control one or more "additional integrated public utility systems" if:

          A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

          B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

          C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

                    (1)  Clause (A)

     Since 1968, in interpreting clause (A) of Section 11(b)(1), the Commission has looked to the Supreme Court decisions in SEC v. New England Elec. Sys., 384 U.S. 176 (1966) ("NEES I") and SEC v. New England Elec. Sys., 390 U.S. 207
(1968) ("NEES II"). In NEES I, the Supreme Court accepted the Commission's interpretation of the "loss of substantial economies" language of clause (A) to require an applicant seeking to own an electric and gas utility system to show that the additional system, if separated from the principal system, would be incapable of independent economic operation.

     Historically, in determining whether lost economies are "substantial" under
Section 11(b)(1)(A), the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under
Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a

9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." In re Engineers Public Service Co., 12 SEC 41, 59 (Sept. 16, 1942) ("Engineers")./17/

     In Item 3.A.2.b.ii.(B) of the Application, Ameren demonstrates that the gas operations of UE and the gas operations of CIPS, together, constitute a "single integrated public utility system." Because the existing separate gas systems of UE and CIPS may be operated as a single integrated system, it may be appropriate to analyze the loss of economies that would occur if the gas operations were to be divested on the assumption that the gas operations of UE and CIPS are combined as part of the divestiture into a single new and separate gas utility company. In order to demonstrate the effects of such a divestiture of both the UE and CIPS gas operations into a single separate entity, UE and CIPS have prepared a Supplemental Analysis of the Economic Impact of a Divestiture of the Gas Operations of UE and CIPS (the "Supplemental Study").

     The Supplemental Study uses the same methodology as used in the original Analysis of Economic Impact of Divestiture of the Gas Operations of UE and CIPS dated September 19, 1996 and previously filed in this matter as Exhibit K-1 (the "1996 Study"), except that it is assumed that one newly formed corporation would assume all of the divested gas operations. As would be expected, the Supplemental Study shows that total lost economies are less than shown by the 1996 Study because the "double" costs of two corporations are eliminated. However, even assuming that only one new company were created, the lost economies are significantly higher than in Commission precedents. See Exhibit K-2 to the Application. Thus, the Supplemental Study supports, as does the 1996 Study, the conclusion that the test of Clause A of Section 11(b)(1) is met in this case.

     Here, the lost economies would be far greater than in Engineers if the gas properties of UE and CIPS were to be operated as a combined new single entity on a stand-alone basis, with no offsetting increase in benefits to consumers. These lost economies result from the need to replicate services, the sacrifice of economies of scale, the costs of reorganization, and other factors, and are described more fully in the Supplemental Study (Exhibit K-1.1 hereto).

     As set forth in the Supplemental Study, divestiture of the gas operations of UE and CIPS into one stand-alone company would result in lost economies of $34.8 million. (This compares to lost economies of $22.1 million for UE and $36.3 million for CIPS, totaling $58.4 million, as found by

------------
/17/ The original U-1 Application filed October 31, 1996 (Item 3. A. 2. a. i.)
     describes Ameren's position that, in light of current conditions, the Act does not prohibit UE or CIPS from continuing to conduct their gas operations as part of the single integrated public utility system to be controlled by Ameren after the Transaction. In particular, part (A) of that section demonstrates the significant level of lost economies that would result if each of the UE gas operations and the CIPS gas operations were separately operated--i.e., as two stand-alone companies. As pointed out in such part, the lost economies would be significantly higher than in other cases where the Commission held that the additional system could be retained. As noted in the text above, in Amendment No. 1 Ameren presented further information as to lost economies. Accordingly, the information as originally filed is excluded in this part of the Amended and Restated U-1 and is set out in Appendix I hereto.

the 1996 Study). These lost economies compare with 1995 pro forma combined gas operating revenues of $217.4 million for UE and CIPS; pro forma combined gas operating revenue deductions of $197.9 million; pro forma combined gas gross income of $19.6; and pro forma combined gas net income of $13.8 million.

     On a percentage basis, the lost economies amount to 252% of 1995 pro forma combined gas net income--far in excess of the loss of net income in Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992) (Unitil), where the Commission allowed the retention of gas utility operations, and the 30% loss in New England Electric System that the Commission has described as the highest loss of net income in any past divestiture order./18/ As a percentage of 1995 pro forma combined gas operating revenues, these lost economies described in the Supplemental Study amount to 16%--losses higher than the losses in any past divestiture order. The projected loss of economies as a percentage of operating revenues is even higher than the loss in Unitil./19/ As a percentage of 1995 pro forma combined gas expenses or operating revenue deductions, the lost economies described in the Supplemental Study would amount to 17.6%--higher than the losses in any past divestiture order and higher than the losses in both Unitil and Entergy, another case in which the Commission

------------
/18/ See Unitil Corp., 51 SEC Docket 562, 567 & n.42 (Apr. 24, 1992) ("The
     Commission has required divestment where the anticipated loss in income of the stand-alone company was approximately 30%" or "29.9% of net income before taxes") (citing SEC v. New England Elec. Sys., 390 U.S. 207, 214
     n.11 (1968)). This percentage compares to the 425% of 1995 UE gas net income and 424% of 1995 CIPS gas net income shown by the 1996 Study.

/19/ The loss as a percentage of operating revenues in Unitil was 13.94%. The highest loss of operating revenues in any case ordering divestiture is commonly said to be 6.58%. See, e.g., Unitil Corp., 51 SEC Docket 562, 567
     n.41 (Apr. 24, 1992) ("[o]f cases in which the Commission has required divestment, the highest estimated loss of operating revenues of a stand-alone company was 6.58%") (citing In re Engineers Public Service Co., 12 SEC 41 (Sept. 16, 1942)). In fact, however, the 6.58% ratio is not cited in Engineers and is a post hoc calculation derived from claimed cost increases which the Commission had found were "overstated" and "doubtful" in a number of respects. Engineers Public Service Co., 12 SEC at 80-81. See also In re Philadelphia Co., 28 SEC 35, 51 n.26 (June 1, 1948) (Engineers' "estimate
     . . . of increased expenses . . . was overstated in several respects"). While the SEC made no finding as to actual cost increases or ratios for the Gulf States gas properties, it found that Engineers' estimate of divestiture-related cost increases for certain sister gas properties in Virginia were also overstated and cut them and the resulting ratios in half. Engineers Public Service Co., 12 SEC at 60. If the same 50% discount had been applied to Engineers' Gulf States gas properties, the loss of operating revenues would have been 3.29%, the increase in expenses would have been 4.73%, the loss of gross income would have been 10.43%, and the loss of net income would have been 12.63%. Disregarding the 6.58% ratio incorrectly attributed to the Engineers/Gulf States case, the highest loss of operating revenues in any past divestiture order was 5.85%. See table of ratios in In re New England Elec. Sys., 41 SEC 888, 905 App. (Mar. 19,
     1964). This figure would be even lower if adjusted for the increase in purchased gas costs since the 1940s. The percentage shown by the Supplemental Study compares to the 25% and 28% reduction, respectively, for UE and CIPS shown by the 1996 Study.

authorized the retention of gas operations./20/ As a percentage of 1995 pro forma combined gas gross income, the lost economies described in the Supplemental Study amount to 178%--far in excess of the highest loss of gross income in any divestiture order. The applicable percentages in past cases are summarized in Exhibit K-2 previously filed (Table of Estimated Losses of Economies in Prior Decisions on Divestiture and Retention of Gas Operations).

     In order to recover these lost economies, the single, new stand-alone company divested from UE and CIPS would need to increase customer rates by about 23% ($50.4 million) in order to provide an 11.07% rate of return on rate base. This rate of return was conservatively estimated using the weighted average approximate costs for capital of UE and CIPS rather than the higher returns that would likely be required by the financial community for a single, stand-alone company.

     Finally, it should be noted that the lost economies would, in the absence of rate relief, result in a negative rate of return on rate base for the gas operations of minus 4.78%--significantly more detrimental than the 2.01% projected stand-alone rate of return in Unitil, where retention was authorized. This return is significantly lower than the returns of other utilities in the region and represents a decline from UE's and CIPS' indicated rates of return for 1995.

     The above data show that, even assuming the gas operations of CIPS and UE were divested by forming one stand-alone company, the loss of economies would be significant, in excess of that present in other cases where retention was allowed and sufficient to support a finding that requirement of Clause A of
Section 11(b)(1) is met in this case. This conclusion is even more dramatically demonstrated if it is assumed that each gas operation would be in a separate stand-alone company as shown by the 1996 Study.

     Additional support for the conclusion that retention of the gas operations is supported by the Act is found in the Legal Memorandum on the Retention of Gas Operations by Ameren Corporation (the "Gas Legal Memorandum") filed herewith as Exhibit K-3.
-------------------
/20/ The highest percentage of loss related to operating revenue deduction is sometimes attributed to the Gulf States gas properties of Engineers Public Service Co. See, e.g., In re New England Elec. Sys., 41 SEC 888, 905 App. (March 19, 1964) (attributing 9.46% to the Engineers/Gulf States case). This percentage, however, is based on claimed losses expressly rejected by the Commission in the Engineers decision. In re Engineers Public Service Co., 12 SEC 41, 80-81 (Sept. 16, 1942). Disregarding the 9.46% figure erroneously attributed to the Engineers case, the highest expense percentage in the cases ordering divestiture appears to have been either 8.01% or 7.42%, depending on how the ratio is calculated. See In re North American Co., 18 SEC 611 (Apr. 7, 1945); In re Philadelphia Co., 28 SEC 35, 51 Table VI (June 1, 1948) (attributing expense ratio of 7.42% to North American) with In re New England Electric System, 41 SEC 888, 905 App.
     (1964) (attributing expense ratio of 8.01% to North American). The combined total loss as a percentage of gas operating revenue deductions shown in the 1996 Study was 29.5%.

                    (2) Clauses (B) and (C) of Section 11(b)(1) are Satisfied.

     The remaining requirements of Section 11(b)(1) are met because the gas operations of UE and CIPS are located in the adjoining states of Missouri and Illinois and because the continued combination of the gas operations under Ameren is not so large, considering the state of the art and the area or region affected, as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. The gas systems are confined to a relatively small area and are not as large as other gas systems in the same area and will preserve the advantages of localized management, efficient operation and effectiveness of regulation. Moreover, as the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued combination of the gas operations under Ameren is not too large.

     Even after the combination, the gas operations of UE and CIPS, with some 285,403 customers combined in only two states, will be significantly smaller than neighboring Northern Illinois Gas Company (1,769,800 customers), People's Gas Light and Coke Company (842,510 customers), Laclede Gas Co. (553,000 customers), Missouri Gas Energy (450,000 customers) and Illinois Power Co. (388,170 customers).

     Localized management is discussed for the Transaction as a whole under Item 3.A.2.b.(ii)(A) and (B) below. Applied solely to the gas operations, the current UE and CIPS gas systems enhance localized management within the larger corporate structure and will continue to do so after the Transaction is completed.

     As a result of the Transaction, the centralized functions of Ameren will continue to be handled from St. Louis, Missouri and Springfield, Illinois and from regional offices. No reduction in customer service or support crews is expected. Management will therefore remain geographically close to the gas operations, thereby preserving the advantages of a localized management.

     With respect to efficient operation, as described below, as part of the Ameren system, the gas operations of UE and CIPS are expected to reduce delivered gas costs by $37 million in the first 10 years after the Mergers. Substantially all of these reductions will be passed on directly to customers under the purchased gas adjustment ("PGA") clauses in UE's and CIPS' tariffs, if all of the system's purchased gas costs continue to receive PGA treatment as at present. See Item 3.A.2.b.ii.(B). Far from impairing the advantages of efficient operation, the combination of the gas operations under Ameren will facilitate and enhance the efficiency of gas operations. As discussed in Item 3.A.2.a.i.(B), the "state of the art" with respect to gas operations has changed significantly in recent years. In the light of current communications technology and the nature of today's gas business, the combination of the UE and CIPS gas businesses, under the control of Ameren, will not jeopardize local control and will significantly improve operating efficiency.

     Based on its traditional application of the ABC Clauses, the Commission should find that UE and CIPS may retain the combined gas businesses as an "additional" integrated system.

     The Recent New Century Energies Decision

     On August 1, 1997, the Commission issued its decision in New Century Energies, Inc., Release No. 35-26748 (Aug. 1, 1997) approving the acquisition by New Century Energies of the electric and gas operations of Public Service Company of Colorado and Southwestern Public Service Company in a transaction which will result in New Century Energies becoming a registered holding company under the Act. In this decision the Commission recognized that circumstances in the utility industry have changed significantly since the decisions in the New England Electric System cases finding that a gas utility operation could not be retained under the A-B-C Clauses by a holding company whose principal system was electric.

     In New Century Energies, the Commission affirmed the traditional analysis that increased costs attributable to separation of an additional system from the principal integrated system may be considered as "lost economies" under Clause A of Section 11(b)(1) of the Act. In an important change from prior decisions, however, the Commission found that other benefits of separation assumed to exist in previous cases, i.e., the benefits of increased competition resulting from separation of gas and electric businesses, should no longer be considered applicable. In addition to the lost economies resulting from increased costs of operating the additional system independently, the Commission recognized in New Century Energies that "separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs." Release 35-26748 at 31 (slip op.) (emphasis added). Further, the Commission held that "[i]ncreased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits, as the Commission finds in this matter." Id. at 32.

     The Commission found in New Century Energies that the lost economies, as a percentage of total gas operating revenues, total gas expense, gross gas income and net gas income presented in that case were within the range of similar losses in cases where the Commission had permitted retention of the additional gas system. As demonstrated by the Supplemental Analysis of the Economic Impact of a Divestiture of the Gas Operations of UE and CIPS filed as Exhibit K-1.1, the lost economies that would be incurred by a separation of the combined gas operations of UE and CIPS into a separate entity would exceed the losses found sufficient to allow retention in other Commission decisions. The finding of New Century Energies that the effect on competition caused by separation of the gas business would increase the lost economies (not decrease them as previously assumed) is equally applicable to this case as has been pointed out in the Application and exhibits filed thereto.

    Accordingly, New Century Energies provides strong support for the conclusion sought by Ameren in this docket, i.e., that the gas operations of CIPS and UE may be retained as an additional integrated utility system under Clause A of
Section 11 (b)(1) of the Act.

                    (B) The Commission Should Not Require Ameren to Satisfy the Traditional "ABC" Test.

     Although for many years the Commission has interpreted the Act as not permitting a registered holding company to control subsidiaries that were combination gas and electric utilities, except where the "ABC" test is met, Ameren believes that the Commission should revise its interpretation of the Act, in light of recent changes both in national energy policy and in the energy markets./21/

                    (1) The Act Does Not Prohibit Combination Companies.

     Nothing in the Act directly prohibits a registered holding company from owning an integrated gas and electric system if such a structure does not violate the laws of the state(s) having jurisdiction over such a system. Section 8 of the Act provides that:

          [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof
          . . . (1) to take any step, without the express approval of the state commission of such State, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

Thus, on its face, the Act only precludes the use of the registered holding company form to circumvent any state law restrictions on the ownership of gas and electric assets by the same company.

     Further, the legislative history of the Act indicates that Congress saw the question of whether combination companies are desirable as one that should be left to the states. The Senate Committee on Interstate Commerce in its report on the Act noted that the provision in Section 8 concerning combination companies "is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent State policy." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 74th Cong., 1st Sess. 31 (1935). In addition, attached to the committee report is the Report of the National Power Policy Committee on Public-Utility Holding Companies, which sets forth a recommended policy that: "Unless approval of a State commission can be obtained the commission would not permit the use of the holding-company form to combine a gas and electric utility serving the same territory where local law prohibits their combination in a single entity."

     Congress clearly recognized that local regulators are in the best position to assess the needs of their communities. The Act was never intended to supplant local regulation but, rather, was intended to create conditions under which local regulation was possible. Section 21 of the Act states:
--------------------
/21/ These changes are described below and have been recognized by the Commission. See Consolidated Natural Gas, Release No. 35-26512 (Apr. 30,
     1996); Northeast Utilities, Release No. 35-26554 (August 13, 1996).

          Nothing in [the Act] shall affect . . . the jurisdiction of any other commission, board, agency or officer of . . . any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of
          [the Act]. . . .

The legislative history reveals that Section 21 of the Act was further intended "to ensure the autonomy of State commissions [and] nothing in the [Act] shall exempt any public utility company from obedience to the requirements of State regulatory law." S. Rep. No. 621, 74th Cong., 1st Sess. 10 (1935).

     The Act should not be used as a tool to override state policy, particularly where the holding company involved is subject to both state and federal regulation and where the affected state regulatory commissions have supported the combined electric and gas operations in one holding company system. To do otherwise would be to act contrary to Congress' intent.

                    (2) The Commission's Interpretation of the Act.

     In its early decisions under the Act, the Commission adhered to the concept that Section 8 of the Act evidenced the policy of Congress that the decision of whether to allow combination companies was one that states should make (although the Commission might have to implement it in certain cases) and, where such systems were permissible, the role of the Commission was to ensure that both such systems were integrated as defined in the Act. If the electric systems were integrated and the electric and gas properties were in close geographic proximity and were related so that substantial economies were obtained by their coordination under common control, then combined ownership by the registered holding company would be permitted. See American Water Works & Elec. Co., 2 SEC 972 (Dec. 30, 1937); 1995 Report at 62. If a combination company did not violate state policy, there was no need for the Commission to exercise jurisdiction to implement state policy.

     By the early 1940s, however, the Commission, faced with further perceived abuses and based on then existing competitive conditions, switched its focus to
Section 11 and adopted a narrow interpretation of the standards contained therein as the controlling factor with regard to combination registered holding companies./22/ In this period of the administration of the Act, facing vigorous constitutional challenges to the Act's validity as well as concerted resistance in many proceedings to the specific attempts to order divestiture by holding companies of utility subsidiaries, the Commission pursued a policy of strict interpretation of the Act to best effectuate the directive from Congress that

------------------------------

/22/ See, e.g., In re Columbia Gas & Elec. Corp., 8 SEC 443, 463 (Jan. 10,
     1941); In re United Gas Improvement Co., 9 SEC 52 (1941); SEC v. New England Elec. Sys., 384 U.S. 175 (1966). It should be noted that the Commission continued to give primacy to state utility commission determinations in making decisions regarding combination exempt holding companies. See, e.g., In re Northern States Power Co., 36 SEC 1 (Sept. 16,
     1954); Delmarva Power & Light Co., 46 SEC 710 (Oct. 19, 1976); WPL Holdings, Release No. 35-24590 (Feb. 26, 1988); CIPSCO Inc., 47 SEC Docket 174 (Sept. 18, 1990).

the monolithic holding companies be broken up./23/ Furthermore, in connection with its analysis of combination companies under Section 11, the Commission frequently noted a policy concern existing at that time which advocated separating the management of gas and electric utilities based on the belief that the gas utility business tended to be overlooked by combination company management who focused on the electric business. Therefore, it was believed that gas utilities would benefit from having separate management focused entirely on the gas utility business./24/

                    (3) The Commission Should Revise Its Interpretation of The Act.

     The Commission is not bound by its historical emphasis on Section 11 of the Act when assessing combination companies. An agency may revise its interpretation of its governing statute where its revised interpretation is reasonable and where it provides a reasoned basis for its change. Chevron USA, Inc. v. Nat'l Resources Defense Council, Inc., 467 U.S. 837 (1984); Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) (agency's reversal of policy in effect for 18 years was consistent with intent of statute and was supported by reasoned analysis, and thus permissible).

     The Supreme Court has indicated that the governing principle is the intent of Congress, not an agency's long-standing practice. In Chevron, the Court stated:

              When a court reviews an agency's construction of the statute which it administers, it is confronted with two questions. First, always, is the question whether Congress has directly spoken to the precise question at issue. If the intent of Congress is clear, that is the end of the matter; for the court, as well as the agency, must give effect to the unambiguously expressed intent of Congress. If, however, the court determines Congress has not directly addressed the precise question at issue, the court does not simply impose its own construction on the statute, as would be necessary in the absence of an administrative interpretation. Rather, if the statute is silent or ambiguous with respect to the specific issue, the question for the court is whether the agency's answer is based on a permissible construction of the statute.

Chevron, 467 U.S. at 842-43 (citations omitted; emphasis added).


-----------------------

/23/ That goal has been long accomplished.  1995 Report at ix.

/24/ See, e.g., In re Philadelphia Co., 28 SEC 35, 48 (June 1, 1948); In re
     North American Co., 11 SEC 194, 216-17 (Apr. 14, 1942); In re Illinois Power Co., 44 SEC 140 (Jan. 2, 1970). The principal reasons for this change in policy was to better administer the Act in light of perceived abuses and conditions in the industry at the time. As noted, industry conditions are significantly different now than in the 1940s. Also, the actual statutory basis for this changed policy rested on a very technical interpretation of the definition of "integrated public utility system." As will be shown, this strained interpretation ignores the clear language of Section 8. See 1995 Report at 63, 65. As noted below, the Commission has the authority to reinterpret the meaning of the Act in light of changed conditions.

     Moreover, the Court has stated:

          [An agency's] revised interpretation [of a statute] deserves deference because an initial agency interpretation is not instantly carved in stone and the agency, to engage in informed rulemaking, must consider varying interpretations and the wisdom of its policy on a continuing basis. An agency is not required to establish rules of conduct to last forever, but rather must be given ample latitude to adapt its rules and policies to the demands of changing circumstances.

Rust, 500 U.S. at 186-87 (citations and internal quotation marks omitted).

     The Commission has begun a re-evaluation of the requirements of Section 11 in light of contemporary conditions. To date, that review has principally focused on the meaning of the ABC Clauses and whether it is necessary to continue a narrow, restrictive interpretation of those provisions.

     In NEES I, the Supreme Court specifically recognized that the language of clause (A) of Section 11(b)(1) was "not crystal clear" and deferred to the Commission's "expertise on the total competitive situation." 384 U.S. at 185 (emphasis in original); see also NEES II, 390 U.S. at 219. In NEES I and NEES II, the Court accepted the Commission's interpretation of Clause A as a "construction well within the permissible range given to those who are charged with the task of giving an intricate statutory scheme practical sense and application." 384 U.S. at 185.

     The NEES interpretation however, is, not the only permissible interpretation. There is strong support for the Commission's application of a different interpretation of Clause A, and the Commission may use its expertise to develop a different interpretation which is both consistent with Congress' intent and which properly addresses the "demands of changing circumstances." Rust, 500 U.S. at 186-87. This Commission is free to apply its expertise to administer the Act in light of changes in legal, regulatory and economic circumstances which were not foreseen at the time of the NEES decisions, including federal legislation (described below) which has "substantially changed" the Act. See Chevron, 476 U.S. at 842.

     The Division recognized in the 1995 Report that the Commission should no longer be bound by the narrow interpretation of Clause (A) under the NEES decisions. In so doing, the Division stated:

          [T]he SEC has generally required electric registered holding companies that seek to own gas utility properties to satisfy the requirements of the A-B-C clauses concerning additional integrated systems. In contrast, exempt holding companies have generally been permitted to retain or acquire combination systems so long as combined ownership of gas and electric operations is permitted by state law and is supported by the interested regulatory authorities.

          In the past, the SEC has construed the A-B-C clauses narrowly to permit retention only where the additional system, if separated from the principal system, would be incapable of independent economic operations. Although the Supreme Court upheld the SEC's reading, two justices dissented, contending that the "serious impairment" standard was at odds with the wording of the Act, had little basis in the statutory history or aims of the Act, and could not be sustained by agency or judicial precedent. The dissenting justices believed that the statutory language "called for a business judgment of what would be a significant loss."

          Applicants in recent matters have argued that, in a competitive utility environment, any loss of economies threatens a utility's competitive position, and even a "small" loss of economies may render a utility vulnerable to significant erosion of its competitive position. There is general support for a more relaxed standard. A number of commenters emphasize that these are essentially state issues. It does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of section 11(b)(1)(A). Indeed, the SEC has recognized that section 11 does not impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry."

          Congress, in 1935, recognized that competition in the field of distribution of gas and electric energy is essentially a question of state policy. The Act was intended to ensure compliance with state law in this regard. Moreover, it appears that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas. Accordingly, the Division believes it is appropriate to reconcile the treatment of registered and exempt companies in this regard, and so recommends that the SEC permit registered holding companies to own gas and electric utility systems pursuant to the A-B-C clauses of section 11(b)(1), where the affected states agree./25/

The Commission approved the Report on June 20, 1995.

     Ameren believes that the Division's recommendation regarding Clause A would represent sound policy by the Commission. Indeed, the policy so expressed would equally support a finding that a combination company, if it meets the requirements of the American Water Works decision, constitutes a single integrated public utility system. From a policy perspective, the Commission's historic concern underpinning its 1964 NEES decision and a host of earlier decisions where the retainability of gas properties by registered electric systems was at issue -- namely, of fostering competition between electric and gas -- is simply no longer valid given the current "state of the art" in the electric and gas utility industries. In the three decades since the Commission decided the NEES cases, profound economic and regulatory factors have wrought a fundamental transformation in the gas supply and electric generation industry, rendering obsolete the Commission's earlier premises regarding the primacy of competition between gas and electric service and the lack of competition within electric and gas service.

--------------------------

/25/ 1995 Report at 74, 75, 76. Footnotes omitted.

     The Commission itself has noted that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates." Union Electric Co., 45 S.E.C. 489,503 n.52 (1974), aff'd sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1974). See also Eastern Utilities Assoc., Holding Co. Act Release No. 26232 (Feb. 15, 1995). The Commission has specifically recognized that the "changing realities of the utility industry" include "the increasing integration of energy markets, as deregulation and competition increase." Consolidated Natural Gas Co., Release No. 35-26512 (Apr. 30, 1996) ("Consolidated").

     The Commission took further steps toward the conclusion urged here in Consolidated. In that case, Consolidated, a registered gas utility company, received approval to enter into the wholesale electric marketing business. The Commission indicated it would approve retail marketing of electricity when state laws had developed to allow such activity. Quoting an earlier release, the Commission noted that "the utility industry is evolving toward a broadly based energy-related business that is no longer focused solely on the traditional, regulated, production and distribution functions of a utility." Under the Consolidated decision, Consolidated (a gas utility) may own electric generating facilities (e.g., through an EWG) and may sell electricity through the approved marketing subsidiary. Several months after Consolidated, the Commission took a further step. Recognizing that "the electric and gas industries are no longer separate, but are instead increasingly integrated," the Commission approved the application of an electric registered holding company system to engage in retail marketing of energy commodities (including electricity and gas). SEI Holdings, Release No. 35-26581 (Sept. 26, 1996) ("SEI Holdings"). Thus, registered holding companies are now able to offer their wholesale and retail customers integrated gas and electric energy services--exactly what Ameren wishes to offer its customers. Consolidated, SEI Holdings and the cases following them strongly suggest that the Commission is changing its interpretation of the Act including those activities deemed "detrimental to carrying out the provisions of Section 11."/26/

     UE and CIPS have conducted combined electric and gas operations for many years. As the energy markets have developed, especially in recent years, CIPS and UE have developed, and are further developing, as "energy service" companies. The provision of gas and electric products is only the start of a utility's job. In addition, the utility must provide an entire package of both energy products and services. In this area, CIPS' and UE's efforts are part of a trend by utilities to organize themselves as "energy service companies," that is, as providers of a total package of energy services rather than merely suppliers of gas and electric products. The goal of an energy service company is

------------
/26/ See Northeast Utilities, Release No. 35-26554 (Aug. 13, 1996) and cases cited in note 14 thereof. See also American Electric Power Co., Release No. 35-26572 (Sept. 13, 1996). While Consolidated, and SEI Holdings do not directly interpret the meaning of "single integrated public utility company," but rather find that the approved marketing activities constitute a permissible other business under Section 11(b)(1), the finding by the Commission that marketing of electricity by a gas registered holding company system is not "detrimental to the carrying out of the provisions of
     Section 11" constitutes substantial support for the proposition urged here: that combination companies are likewise not detrimental to the purposes of
     Section 11. The Commission has extended Consolidated to also allow electric registered holding company systems to engage in electric and gas brokering and marketing activities.

to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy option (i.e., gas, electricity or conservation) without inefficient subsidies.

     As energy services companies, UE and CIPS are not solely electric or gas utilities and do not operate in a manner which could lead to the abuses which, under competitive conditions previously prevailing in the industry, were perceived as likely to arise from the combination of gas and electric utilities under common ownership in a single holding company system--i.e., the "favoring of one of these competing forms of energy over the other." NEES I at 183. Rather, UE and CIPS offer (and the Ameren system will offer) diverse forms of energy to their consumers, thereby allowing customers to choose among different forms of energy and fostering efficiency and conservation. This increasing competition to supply all forms of energy will prevent a holding company from "favoring" one form over the other. Furthermore, consumers and regulators today must be--and are--more careful with limited energy resources than was required in 1935. See Eastern Utilities Associates, Release No. 35-26232 (Feb. 15, 1995) and the 1995 Report at 22-23 and 30-31. One energy company which allows its customers to select among different forms of energy based on environmental and economic factors is a sensible means of allocating scarce national resources under the purview of local regulators who are most familiar with the needs of local constituencies.

     This trend is exemplified by several recently announced transactions including the proposed merger of Texas Utilities, an electric utility, with Enserch Corp., which is a natural gas concern, and the acquisition by Enron Corp., a major integrated gas company with electric power marketing business, of the electric utility Portland General Corp. Referring to such cross industry transactions, Elizabeth A. Moler, Chairwoman of the FERC said: "They have the potential to increase competition and make more options available to consumers." Allen R. Myerson, Enron Will Buy Oregon Utility In Deal Valued at $2.1 Billion, NEW YORK TIMES, July 23, 1996 at D1. Since these transactions were announced, Houston Industries, an exempt electric utility holding company, announced a merger with NorAm Energy Corp., a natural gas pipeline and local gas distribution company. The most recent announcement is the merger of Enova Corp., the holding company for San Diego Gas & Electric, an electric company and Pacific Enterprises, a natural gas distribution utility. This merger will product the largest customer base of any investor owned utility. Benjamin A. Holden, Deal Valued at $2.8 Billion Would Establish Giant for California Energy, WALL STREET JOURNAL, Oct. 15, 1996 at A3. Each of these companies is responding to industry realities and customer demands that utilities be capable of supplying total energy services, not merely one energy commodity. As the Commission noted in SEI Holdings, "Industry trends and competitive pressures make it important for registered system companies to be poised to compete in new markets as they are created." See also Consolidated Natural Gas, Release No. 35-26512 (Apr. 30, 1996).

     These proposed cross industry transactions clearly demonstrate that market forces are demanding the unified delivery of energy services and that such combinations will be beneficial to the interests of investors and consumers and accordingly the public interest. None of the announced mergers is anticipated to be restrained by the Act./27/ Continued reliance on outdated premises which

------------
/27/ It appears that each of the four proposed mergers of predominantly gas businesses with
                                                                  (continued...)

prevent registered combination companies and do not reflect current competitive conditions will put registered holding companies at a severe competitive disadvantage.

     There are many benefits of such combined electric and gas energy services providers. For customers, the energy service utility provides the convenience and efficiency of service by a single energy provider and reduces transaction costs incurred in gathering and analyzing information, contacting energy suppliers and negotiating terms of service. For the communities in which the energy service company operates, the combining of gas and electric operations simplifies community planning on energy-related matters through coordination with a single energy provider. For society, the combination energy services company will allow customers to efficiently choose energy sources thus ensuring an environmentally efficient allocation of energy. For utility shareholders and employees, the energy services company is better able to respond to a competitive environment and to remain an attractive investment opportunity for shareholders and an appealing employer for utility employees. Thus, combination utilities benefit all utility stakeholders.

     The development of energy services companies stems from dramatic changes in the regulatory framework of the industry. In the gas area, regulatory changes have introduced competition into what was formerly a monopoly and have expanded the availability of "transportation-only service" as an alternative to sales services from the local gas utility company. CIPS and UE have "open access" transportation-only service tariffs on file with their respective state commissions, and approximately 39% and 14% of the gas delivered by CIPS and UE, respectively, in 1995 was directly purchased by customers. FERC Order 636 is resulting in the separation of the commodity function from the transportation function at both wholesale and retail levels.

     As a result, combination utilities such as UE and CIPS have less ability than they did in 1935 to "favor" electric--the principal policy concern in decisions ordering the separation of gas and electric systems--by curtailing the availability or increasing the price of gas./28/ Combination utilities also have less incentive to favor electric over gas in light of the increasing importance of demand-side management, the costs and risks involved in the construction of new generating capacity and the incentives to avoid such construction, and, as noted in the June 1994 issue of THE ELECTRICITY JOURNAL, the emergence of integrated resource planning involving both gas and electric service.

     In the electric area, the Energy Policy Act of 1992 and the Public Utility Regulatory Policies Act of 1978 have introduced competition into the electric utility business. As the chairman of the Senate Banking Committee stated recently:

------------
/27/ (...continued)

     predominantly electric businesses can be structured to meet the intrastate exemption of Section 3(a)(1). The benefits to investors and consumers that will flow from such combinations should not be limited to only those enterprises operating within one state, but should be available to all investors and consumers.

/28/ See, e.g., NEES I at 183-184. It is important to note that this issue-- basically an antitrust issue--was the principal concern in previous decisions ordering the separation of gas and electric systems and clearly is no longer applicable to the changed utility competitive environment.

          "[The Act] was substantially change by the Energy Policy Act of 1992. That law restructured the utility industry to promote greater competition for the benefit of energy customers. The Energy Policy Act of 1992 was the product of a cooperative effort on the part of the Banking Committee and the Energy Committee to create a more market-oriented regulatory framework for the energy industry." Hearing on S.182, The communications Act of 1994, before the Committee. on Commerce, Science and Transportation,) 103rd Cong. 2nd Sess. 344-345
          (1994) (prepared Statement of Senator Riegle) (emphasis added).

     As a continuation of the trend towards more competition, on April 24, 1996, the FERC entered Orders 888 and 889. These orders, entered after more than a year of debate and public comment, open up wholesale power sales to competition. All utilities subject to Order 888 must provided transmission service to qualified wholesale buyers and sellers on terms set by universally applicable tariffs. This mandatory "wholesale wheeling" will bring competition to the market for electricity provided to customers for resale. /29/

     Finally, many states have "retail wheeling" measures under discussion which are likely to have the effect of extending electric supply competition to the retail level. Illinois and Missouri are each in the process of evaluating various options that could increase electric supply competition at the retail level. /30/ Federal legislation is being proposed which would required all states to adopt a retail wheeling scheme by the year 2000./31/ Theses initiatives could soon bring direct commodity competition to retail electric customers much as such competition already exists for natural gas. Many of these recent changes to the energy industry are note in SEI Holdings, Release No. 35-26581 (Sept.26, 1996).

     Accordingly, instead of relying on the blunt instrument of competition between gas and electric energy sources (the driving force behind the Commission's historic interpretation of the Act), national policy has now created direct competition within the gas and electric utility industries. Thus,

---------------------

/29/ As noted above, UE and CIPS filed their electric open-access transmission tariffs in compliance with Order 888 on July 9, 1996

/30/ The Illinois General Assembly has appointed a special legislative committee to develop a policy to introduce retail electric competition. Two Illinois utilities have initiated pilot programs which give retail customers a choice in electricity providers. CIPS has received approval to participate as a supplier in those programs. Further information concerning Illinois initiatives is included in CIPSCO'S 1995 Form 10-K and its 1996 Form 10-Q's filed as exhibits hereto. In Missouri, a joint agreement among the parties in the MPSC proceeding to approved the Transaction calls for UE to proposed by March 1, 1997 an experimental retail wheeling pilot program in Missouri for 100 mW of electric power. This agreement, which is pending before the MPSC, is filed as EXHIBIT D-2.3 hereto. Deregulation legislation was passed by the Illinois General Assembly in the fall of 1997 and signed by the Governor, December 16, 1997.

/31/ See, e.g., HR 3790 (104th Cong,; 2d Session).

combination ownership does not eliminate competition, since a combination utility now has competitors for both gas and electric service. Moreover, competition is not an end in itself, but is merely a means to the end of efficient, cost-effective service. Since combination ownership creates efficiencies and no longer has the effect of eliminating competition, there is no reason for the Commission to prohibit combination ownership, at least under circumstances presented here.

     Further, there is nothing in national energy policy that would override the deference Congress intended should be given to the states on this question. Indeed, as discussed above, in the 1995 Report the Division recommended that the Commission interpret Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such company./32/

     As noted, the Commission has begun to reevaluate Section 11, to place more meaning on Section 8 in its review of the ABC Clauses and to accommodate electric and gas marketing by a single registered holding company in its decisions in Consolidated, SEI Holdings and the cases following them. The Commission should take the further step, justified by all the same facts, circumstances and policies, and permitted under Chevron and Rust, to determine that a registered holding company may control combination gas and electric utility companies.

     Such a reemphasis on Section 8 fits within the overall regulatory scheme of the Act. Section 11 of the Act is flexible and was designed to change as the policy concerns over the regulation of utility holding companies changed./33/ Moreover, a registered holding company would still be required to demonstrate that any acquisition or transaction by which it would become a combination company would not be detrimental to carrying out the provisions of Section 11 of the Act. In other words, its electric system would have to constitute an integrated electric system and its gas system would have to constitute an integrated gas system and both systems would have to be capable of being operated efficiently together (all facts which are clearly present in the instant case). See American Water Works & Elec. Co., 2 SEC 972 (Dec. 30, 1937). Thus, the standards of Section 11 would still have to be met, but the application of those standards should take into account the fundamental policy of the Act and allow local regulators to make the threshold determination with regard to combination companies.

     As shown under Item 3.A.b.ii., the electric systems of UE and CIPS constitute an "integrated" electric system and the gas systems constitute an "integrated" gas system. Moreover, as the Gas Study clearly shows, the electric system and the gas system together are operated as a single integrated energy company. The integration standard of the Act is designed to require efficient

-------------------------

/32/ The 1995 Report urges flexible interpretation of the ABC Clauses. However, as demonstrated herein, there is ample reason, in light of changed national energy policy for the Commission to go further and return to its pre-1940s reliance on Section 8's clear language to permit State-sanctioned combination companies.

/33/ In re Mississippi Valley Generating Co., 36 SEC 159 (Feb. 9, 1955)(noting that Congress intended the concept of integration to be flexible); Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992)(noting that Section 11 contains a flexible standard designed to accommodate changes in the industry).

operations. The Gas Study shows that separating the existing gas systems from the existing fully integrated companies would result in a loss of significant economies. These economies relate to more than just corporate operations but also include substantial savings resulting from such operational matters as joint gas and electric meter reading, combined field service facilities, combined engineering services, combined customer service facilities and combined transportation services. Section 11 was intended to require the separation and independent operation of utilities that were commonly controlled through the holding company but had no operational connection. That situation is not presented in any way by the Transaction, thus the purposes of the Act would not be compromised in any way by approval of retention of the combination gas and electric businesses.

     Furthermore, the Commission has had the opportunity to review the gas utility operations of UE and CIPS in prior orders and found that continued combination activity would not be "detrimental to the public interest or the interest of investors or consumers" and would not be "detrimental to the carrying out of the provision of Section 11." See the CIPSCO and Union Electric cases cited in note 16 above.

                                 (4) UE's and CIPS' Combination Systems Are Not Prohibited by State Law

     Each of UE and CIPS as a combination company is permissible pursuant to the terms of Section 8 of the Act because the continued combined activities in no way violate state policy. Moreover, continuation of each as a combination company is in the public interest. The ICC and MPSC have on numerous occasions over the years had opportunity to review the combined operations in light of public interest standards in rate cases and other proceedings. These cases have approved cost allocation methods, accounting procedures and other factors which insure that combination activities are not harmful to customers. Finally, as required by Section 11, in addition to the fact that the electric systems of CIPS and UE constitute an integrated electric system, the gas systems will together constitute an integrated gas system as explained in detail below under
Item 3.A.2.B.(ii).

     With respect to Section 8, the combination of electric and gas operations is lawful under all applicable state laws for each of UE and CIPS and has been considered and approved indirectly on numerous occasions by Missouri and Illinois regulators who have, and will continue to have, direct jurisdiction over the Ameren gas operations. The use of Ameren as a holding company for two combination companies will not circumvent any state regulations, since the gas utility operations of each of UE and CIPS individually will continue to be regulated by the relevant jurisdictions. Both the ICC and the MPSC will have the opportunity to review the continued operation of combination companies as part of their approval of the Transaction and would have the ability to impose conditions on their approval if they felt it necessary to protect the public interest. See, e.g., 220 ILCS 5/7-204. Given the long-standing operation of combined electric and gas businesses in both Missouri and Illinois, the statutory authority of the MPSC and ICC and the many opportunities for review of such combined operations, including the review of the Transaction, Ameren believes it is clear that state regulators do not believe combination operations lead to harm to utility customers. UE and CIPSCO will notify the Commission when the required approvals are received.

     Such state commission actions manifest the recognition by those commissions that the existence of both gas and electric systems in the Ameren holding company system will allow Ameren's customers greater choice to meet their energy needs, especially given the fact that the electric and gas systems operate in substantially the same territory, while sharing in the synergies that result from the Transaction. Moreover, the prior fear that a holding company such as Ameren would be able to greatly emphasize one form of energy over the other based on its own agenda has dissipated both because of the competitive nature of the energy market, which requires utilities to meet customer energy supply requirements or risk losing the customer to a competing supplier, and because state regulators will have sufficient control over, and would be unlikely to approve, a combination company that attempts to undertake such practices.

     For all these reasons, the Commission should change its policy and approve the retention by UE and CIPS of their respective gas properties as contemplated by the Transaction. No policy would be furthered by requiring divestiture, and, indeed, state and national policy would be thwarted by such a requirement.

                ii.     Other Businesses

     As a result of the Transaction, the nonutility businesses and interests of UE and CIPSCO described in Item 1.B.3 above will become businesses and interests of Ameren. The total assets of all nonutility investments of UE and CIPSCO at June 30, 1996 ($140.7 million) constituted less than 1.6% of pro forma consolidated assets of Ameren or about 2% of pro forma consolidated capitalization. Information about non-utility investments at June 30, 1997 is included in Amendment Exhibit K-4.

     From UE, Ameren will hold the following nonutility subsidiaries, investments or businesses:

-    Steam heating operations of UE.

- Union Electric Development Corporation ("UEDC") -- Ownership of energy related or civic and community development related investments in the UE service area. All of UE's nonutility investments are made through UEDC (with one exception noted below). At June 30, 1996, the total amount invested in such nonutility investments was $22.4 million. Except as noted below, all of these investments are passive investments in entities in which neither UE nor any of its affiliates participates in management or exercises control. These investments are categorized as follows:

          Energy/Utility Related

          Gateway Energy Alliance -- At June 30, 1996, $368,000 was invested in a 50% interest in this limited liability corporation, which is proposing to develop a chilled water/steam project in the St. Louis, Missouri area. In addition, this corporation is exploring other non-electric or gas utility related activities in St. Louis.

          CellNet, Inc. -- Subsequent to June 30, 1996, $10 million was invested (representing 1.3% of the equity) in this corporation, which is developing an automated meter reading system for UE as well as other utility companies. The amount so invested is included in the aggregate amounts of UEDC and CIPSCO Investment nonutility investments referred to above.

          Enviro Tech Investment Fund LLC -- At June 30, 1996, $2 million was invested in or committed directly by UE (not UEDC) to a 6% interest in this limited liability corporation, which will make investments in various companies developing alternative and renewable energy technologies, environmental and waste treatment technologies and services, energy efficiency technologies, and other technologies related to improving the generation, transmission and delivery of electricity. In addition, a UE pension fund over which UE exercises investment discretion holds a 9% interest in Envirotech, with $3 million invested or committed. One UE officer is one of a 10-member advisory board of Enviro Tech, which is empowered to approve investments that fall outside of the types specifically approved by Enviro Tech's charter documents.

          On-Call Appliance Plan -- UEDC operates an appliance warranty program where, for a fee, it provides warranty coverage for certain appliances including heating and cooling equipment and water heaters. UEDC has invested less than $500,000 in this business.

          Demand Side Management -- UEDC has engaged in providing energy audit and energy management services to enable a client to modify its facilities and energy usage to reduce energy consumption.

          Community and Civic Development/Venture Capital

          Civic Ventures LLC -- At June 30, 1996, $200,000 was committed, of which $20,000 was invested, in a 4.67% interest in this limited liability corporation, which is a venture capital fund for minority business development. It is expected that such venture capital investments will primarily be made in enterprises in Missouri and Illinois.

          Gateway National Bank -- At June 30, 1996, $60,000 was invested in preferred stock of this corporation, which specializes in minority business development lending activities and residential mortgages in minority areas. It is expected that such business development loan activities will be made primarily in enterprises in Missouri or Illinois.

          Laclede's Landing Redevelopment -- At June 30, 1996, $10,000 was invested in a less than 5% limited partnership interest in this limited partnership, which is engaged in neighborhood commercial redevelopment projects in St. Louis, Missouri.

          Kiel Investments -- At June 30, 1996, $1.8 million was invested in a 7% limited partnership interest in limited partnerships that own and operate the Kiel Center, a 20,000-seat multipurpose arena in St. Louis, Missouri and that own the St. Louis Blues Hockey Club. In addition, a charitable trust over which UE exercises investment discretion holds a 1.37% limited partnership interest with a $650,000 investment. These investments were made to further economic development of downtown St. Louis.

          St. Louis Equity Fund -- At June 30, 1996, $4.2 million was invested in or committed to be invested in varying percentages (not greater than 23%) of limited partnership interests or limited liability interests in eight limited partnerships or limited liability corporations that own low-income housing in the St. Louis, Missouri area. Such investments produce low-income housing federal and state income tax credit for UE. Such investments have been made or committed each year since 1989 in an amount not in excess of $600,000 in any year. An officer of UE and Ameren acts as chairman of the board of the Fund and an officer of UE is on the investment policy committee of the Fund. Other major St. Louis corporations are investors and also participate in various committees./34/

          Housing Missouri -- At June 30, 1996, $300,000 was invested in or committed to a 14% interest in this limited liability corporation, which owns low income housing in Missouri exclusive of the St. Louis area. Such investments produce low income housing federal income tax credits for UE./35/ One officer of UE is on the board of directors and investment policy committee of Housing Missouri.

     From CIPSCO, Ameren will hold the following nonutility subsidiaries and investments:

     CIPSCO Investment--organized to manage CIPSCO's nonutility investments.
     Has four first-tier subsidiaries: CIPSCO Securities Company, CIPSCO Leasing Company, CIPSCO Energy Company, and CIPSCO Venture Company. CIPSCO Investment has no other direct




------------------------------

/34/ UEDC's investments in limited partnerships which are engaged in providing low income housing are distinguishable from the situation in Michigan Consolidated Gas Co., 44 SEC 361, aff'd, 444 F.2d 913 (D.D.C. 1971) ("Michigan Consolidated"). In that case, the registered holding company, through wholly owned subsidiaries, was actively engaged in the development, financing, construction and other aspects of the business of providing low income housing. The Commission found that this business was not functionally related to the utility business and could not be retained. Here, UEDC is a passive, limited partner investor in a number of low income housing projects developed and managed by non-affiliated entities. UEDC'S investments in these limited partnerships are for the purposes of obtaining federal and state income tax credits (see note 39 below) and fulfilling UE's civic responsibilities in the communities it serves. Notwithstanding Michigan Consolidated, the Commission has the authority under Section 9(c)(3) of the Act to permit Ameren to continue to hold these investments as being in the ordinary course of business and not detrimental to the public interest or the interest of investors of consumers.

/35/ See note 34 above.

     investments or business.(36) At June 30, 1996, the total amount invested through CIPSCO Investment and its subsidiaries $118.3 million. These investments are categorized as follows:

- CIPSCO Securities Company--invests in marketable securities. At June 30, 1996 $48.9 million was invested in hedged portfolios of preferred and common stocks and other marketable securities. Of this amount, approximately $455,000 relates to common and preferred stock of utility companies. All of these investments are made through mutual funds or investment managers. In no case does CIPSCO Securities (together with any of its affiliates) own more than 5% of any class of securities of any issuer thereof.

- CIPSCO Learning Company--invests in long-term leveraged lease transactions. At June 30, 1996, $34.1 million was invested pursuant to four holdings in leased assets consisting of a commercial jet aircraft, an interest in a natural gas liquids plant, natural gas processing equipment and retail department store properties.

- CIPSCO Energy Company--seeks energy-related investment opportunities. At June 30, 1996, $26.1 million was invested in leases, or interests in such leases, for nine combustion turbine generating units leased to five investor-owned utilities in the United States; and a 24.75 percent interest in Appomattox Cogeneration Limited Partnership, which owns a power sales agreement for electricity produced at a 40-mW cogeneration facility at Hopewell, Virginia.

- CIPSCO Venture Company--invests within the CIPS service territory. At June 30, 1996, $700,000 was invested in a limited partnership for the consideration of a building which is leased to a manufacturing firm and unimproved land to be developed for industrial sites in Illinois.

At June 30, 1996, CIPSCO Investment also had $6.1 million of temporary marketable investments and no short-term borrowings and had $2,359,400 committed to investments in Illinois affordable housing programs.

     The nonutility interests held by UE and CIPSCO are shown on Exhibits E-8 and E-9.

     Standard for retention: Section 11(b)(1) permits a registered holding company to retain "such other business as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Under the traditional cases interpreting Section 11, an interest is retainable if (1) there is an operating or functional relationship between the operations of the utility system and the nonutility business sought to be retained, and (2) retention is in the public interest.(37) In addition, the Commission has stated that "retainable nonutility interests

-----------------
/36/ Certain of the marketplace securities described below as being held by CIPSCO Securities are held directly by CIPSCO Investments.

/37/ See e.g., General Public Utilities Corp., 32 SEC 807, (Dec. 28, 1951). See also Michigan Consolidated Gas Co., 44 SEC 361, 365 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir.
                                                                  (continued...)

should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company."/38/ As set forth more fully below, the nonutility business interests that Ameren will hold through UE and CIPSCO all meet this standard.

     In particular, it is important to note that the business in question provide benefits to customers, investors and the public. Businesses such as CIPSCO Venture Company and the community and civic development investments of UEDC provide benefit to customers and the public and thereby promote the company's goodwill, to the benefit of investors. All the other investments of CIPSCO Investment and UEDC are either marketable securities or longer-term energy-related, tax advantaged or passive investments. None of the investments of CIPSCO Investment or UEDC involves the active management of any business. These investments are financial only and are clearly incidental and de minimis in relation to the utility business. CIPSCO Investment's business goals are to produce a return higher than possible for the regulated utility while insulating the utility from the risks of such investment. UEDC has been used primarily to enable UE to meet its civic responsibilities to the community and to hold certain energy related investments. Further, the Transaction is, at heart, a utility combination, in which the nonutility businesses are small and only incidentally involved, amounting, in the aggregate, to less than 1.6% of the consolidated assets and less than 0.5% of consolidated revenues of the Ameren system. Finally, this is not a case in which an existing registered holding company system is acquiring new nonutility interests; rather, Ameren is only seeking authorization to retain the nonutility interests held by UE and CIPSCO before the Transaction./39/

     The investment programs of UEDC and CIPSCO Investment have been found to be in the public interest by the ICC. Union Electric Co., Docket 94-0237 (Sept 21,
1994) (approving investments in UEDC) (the "UEDC Order"); Central Illinois Public Service Co., Docket 86-0256 (Oct. 7, 1987, order on reopening Apr. 5,
1989) (approving formation of CIPSCO as holding company for CIPS) (the "CIPSCO Order")./40/

----------------
/37/(...continued)
     1971); United Light and Railways Co., 35 SEC 516, 519 (Jan. 22, 1954).
            -----------------------------

/38/ United Light and Railways Co., SEC at 519.
     ------------------------------------------

/39/ Also, it is important to note that approximately $60 million of CIPSCO
     Investment's $118.3 million total investments are in the form of leveraged leases. The investment return on the leveraged lease investments is significantly impacted by the favorable tax consequences of such investments. Similarly, approximately $4.5 million of UEDC's investments produce low-income housing federal income tax credits. Early disposition of these investments would generally have serious adverse tax consequences, thus negatively impacting expected returns.

/40/ The ICC has extensive jurisdiction over the formation of holding companies and transactions between regulated utilities and their "affiliated interests" and certain other entities. The order approving investments in UEDC was entered under the affiliated interest provisions of 220 ILCS 5/7-101 and the provisions of 220 ILCS 5/7-102 regulating certain intercorporate relationships including diversion of utility assets. The order approving the formation of
                                                                  (continued...)

     The UEDC Order notes that UE's investments in UEDC would be for the purpose of benefiting and improving UE's business and/or service area and to make charitable contributions. The ICC found that investments in UEDC for such purposes "are in the public interest and should be approved." Under the UEDC Order, UE is limited to investing in UEDC not more than $80 million as of December 31, 1997, not more than $90 million as of December 31, 1998 and not more than $100 million at any time thereafter. All investments made through UEDC and described herein were in compliance with the requirements of the UEDC Order.

     In connection with the formation of CIPSCO as a holding company for CIPS, the ICC extensively reviewed CIPSCO's proposal to create CIPSCO Investment as a vehicle for making nonutility investments. CIPS represented that one of the principal purposes for the holding company reorganization was to permit the diversification into other business opportunities. The CIPSCO Order notes that such diversification would be for (1) service area development, (2) greater utilization of utility resources and (3) direct acquisition of existing business or other properties. The ICC imposed conditions designed to prevent cross subsidization and other potential harms to ratepayers in addition to the protections afforded by Illinois statutes. The ICC found that the CIPSCO reorganization, including the anticipated nonutility diversification, was in the public interest by making the findings required by the Illinois Public Utilities Act./41/

     As described below, Ameren's nonutility businesses should be retainable under Commission precedent. Further, certain of these investments would be energy-related companies under the Commission's Rule 58. Under Rule 58, an energy-related company is a company that derives or will derive substantially all of its revenues (exclusive of revenues from temporary investments) from one of the twelve businesses described in the Rule and from such other activities and investments as the Commission may approve under Section 10. Rule 58 requires that the aggregate investment in "energy related" companies not exceed 15% of the consolidated capitalization of a registered holding company. As of June 30, 1996, the aggregate investment in "energy related" companies of CIPSCO Investment and UEDC would come within that limitation and would constitute about 2% of Ameren's consolidated capitalization.

     In the 1995 Report, in addition to the then proposed Rule 58 safe harbor for energy-related diversification, the Division suggested the adoption of a de minimus "budget approach" for limited investments in activities which do not fit within previous orders of the Commission, yet appear to be within the meaning of the "other business" clauses of Section 11. The Division suggested that this approach would allow registered holding companies to make minimal investments without regard to the identity of each investment up to a certain authorized amount, provided certain structural

------------
/40/ (...continued)

     CIPSCO as a holding company for CIPS was entered under 220 ILCS 5/7-204. These provisions of Illinois law are described in more detail under Item 4.C. below at notes 56 to 62.

/41/ The required public interest findings are set out in note 57 below.

considerations were observed which limited the potential losses to the amount of the investment and insulated the other system assets by isolating the activity in a separate subsidiary./42/

     Furthermore, under the provisions of Section 9(c)(3), the Commission may permit investments which it determines are "appropriate in the ordinary course of business" and "not detrimental to the public interest or the interest of investors or consumers."

     The following is a description of the specific bases under which the nonutility investments may be retained:

     Community Development (UEDC's Community and Civic Development/Venture Capital investments, CIPSCO Venture Company and certain CIPSCO Investment commitments): Under Rule 40(a)(5), registered holding company systems are permitted to invest in community development projects similar to those in which UEDC and CIPSCO Venture Company invest. Under that Rule, investments may be made up to $5 million annually in qualified state sponsored industrial development companies and up to $1 million annually in other local industrial or non-utility enterprises. The Commission has in specific cases authorized investments in excess of the dollar limitations of Rule 40(a)(5). See, e.g., East Ohio Gas Co., 45 SEC Docket 766 (Feb. 27, 1990) (authorizing $500,000 investment in limited partnerships engaged in financing development of urban real estate projects aimed at "impact[ing] favorably upon urban blight"); Ohio Power Co., 52 SEC Docket 919 (Aug. 11,
     1992) (authorizing loan to non-profit corporation for construction of building in service territory). See also Northeast Utilities, 40 SEC Docket 412 (Feb. 24, 1988) ($250,000 investment in locally focused venture capital fund); Consolidated Natural Gas Co., 33 SEC Docket 1192 (Aug. 20, 1985) ($100,000 investment in fund formed to encourage and finance local entrepreneurial ventures). Further, the Commission has approved investments in limited partnerships formed to make venture capital investments within the affiliated utility's service area. See, e.g., Georgia Power Co., 55 SEC Docket 1860 (Dec. 15, 1993) (limited partnership formed to provide venture capital to high-technology companies within utility's service territory):
     Hope Gas, Inc., 53 SEC Docket 633 (Jan. 26, 1993) (venture capital partnership designed to provide venture capital to local business); The Potomac Edison Co., 48 SEC Docket 1409 (May 14, 1991) (risky, for-profit, economic development corporation created to stimulate and promote growth and retain jobs). See also Middle South Utilities, Inc., 26 SEC Docket 1693 (Jan. 11, 1983) (authorizing the creation of a nonutility subsidiary to investigate new business opportunities). Ameren's total investments in this area (made over several years) would amount to $7,656,316.

     Temporary Investments/Marketable Securities (CIPSCO Investment and CIPSCO Securities Company): Under Section 9(c)(2) and Rule 40(a)(1), registered holding company systems are permitted to acquire marketable securities. Substantially all the investments of CIPSCO Securities qualify for this exception (except to the extent non-debt securities do not fall under such Rule). To the extent any holdings are not marketable, the Commission will view the

------------

/42/ 1995 Report at 89-90. The Division also recommended a flexible approach with respect to investments which did not meet the energy-related test of then proposed Rule 58 and exceeded the de minimis amount.

     "functional relationship" requirement of Section 9(c)(3) less strictly when the investment at issue--as here--evolved in connection with the system's utility business, is not significant in relation to the utility system's total financial resources, and has potential to benefit investors and/or consumers. See Jersey Central Power & Light Co., 37 SEC Docket 1243 (Mar. 18, 1987). CIPSCO Securities Company's investments (including the common and preferred stocks) are all highly liquid temporary investments or readily marketable securities that are held pending application to long-term investment opportunities. Such opportunities could include investments in UE or CIPS to the extent necessary and appropriate and as approved, to the extent required, by regulators.

     Leveraged Leases (CIPSCO Leasing Company): The Commission has approved investment in leveraged leases under Section 9(c)(3), which exempts from
     Section 9(a) and Section 10, "such commercial paper and other securities, within such limitations, as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers." Central and South West Corp., 32 SEC Docket 412 (Jan. 22,
     1985). As the Commission noted in Central and South West, title held by the lessor in such circumstances is insufficient to make lessor an "owner" under Section 2(a)(3) or (4) of the Act. Moreover, attempting to reduce one's tax liability via the leveraged lease structure is within the ordinary course of business. CIPSCO Leasing Company, like the leasing concern in Central and South West, makes the type of passive investment contemplated by Section 9(c)(3). St. Louis Equity Fund and Housing Missouri are also tax advantaged investments.

     Energy-Related Investments (UEDC's Energy/Utility Related investments; CIPSCO Energy Company): The Commission has approved investments similar to those made by UEDC described under "Energy/Utility Related" above. In CINergy Corp., 61 SEC Docket 823 (Feb. 20, 1996), the Commission approved investments in two subsidiaries that would conduct chilled water operations. In Central and South West Corp., Release No. 35-26250 (Mar. 14,
     1995), approval was granted to develop and provide meter reading services to non-affiliated utility companies. Several other registered holding companies have received approval to invest in EnviroTech partnerships. See, e.g., Southern Co., Release No. 35-26240 (Feb. 28, 1995). Appliance sales, installation and servicing businesses have been approved and are included as energy related businesses in Rule 58. See, e.g., Consolidated Natural Gas, Release No. 35-26234 (Feb. 23, 1995). Finally, the Commission has approved various demand side management or energy conservation services, and such activities are included as energy related business in Rule 58. See, e.g., Eastern Utilities Associates, Release No. 35-26232 (Feb. 15,
     1995). Under legislation enacted in 1985, 1986 and 1992, registered holding companies and their subsidiaries may own qualifying cogeneration facilities and qualifying small power production facilities (collectively, "QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), in light of the requirements of section 11(b)(1) of the Act./43/ For purposes of the Act, a QF constitutes a nonutility


-----------------
/43/ PURPA appears generally in 16 U.S.C. (S)2601 et seq. Section 3(18) of the Federal Power Act ("FPA"), as amended by PURPA, defines a cogeneration as a facility which produces
                                                                  (continued...)

     investment if made by a registered holding company./44/ The 1985 amendment permitted registered gas holding companies to acquire cogeneration QFs without regard to the requirement of a functional relationship between the QF and the utility business of the registered system./45/ The 1986 legislation provided similar relief to registered electric holding companies./46/ The two amendments thus permitted registered holding companies and their subsidiaries to own cogeneration QFs without regard to location. The 1992 amendment eliminated the distinction made in the earlier amendments between cogeneration QFs and small power production QFs. Sections 32 and 33 of the Act permit registered holding companies to invest in EWG's and foreign utility companies subject to the requirements of those sections and the commission's rules thereunder. CIPSCO Energy Company's investments, like CIPSCO Leasing Company, are in the form of leveraged leases of electric generating equipment or interests. Proposed Rule 58 would require that the aggregate investment in "energy related" companies not exceed 15% of the consolidated capitalization of a registered holding company. As of June 30, 1996, the aggregate investment in "energy related" companies of UEDC and CIPSCO Investment would come within that limitation and would constitute about 2% of Ameren's consolidated capitalization.

     Steam Heating (UE): The steam heating business of UE, which is located exclusively in its service territory and limited to Jefferson City, Missouri, serves the needs of the Missouri State Capitol complex and had annual revenues, under rates approved by the MPSC, of approximately $452,000 for the 12 months ended June 30, 1996 (0.02% of UE's total revenues) and net assets of $400,000 (0.005% of UE's total net assets). The steam is supplied by a plant formerly used by UE to generate electricity for its system. The retention of this business will further Ameren's ability to be an energy service company providing consumers with additional options to meet their energy needs, thereby allowing Ameren to compete more effectively in the energy-service business. The Commission has previously approved the retention of such businesses. See, e.g., In re General Public Utility Corp., 32 SEC 807,

-----------------

/43/(...continued)
     (i) electric energy, and (ii) steam or forms of useful energy (such as heat) which are used for industrial, commercial, heating, or cooling purposes. 16 U.S.C. (S) 796(18)(A). Section 210 of PURPA encourages energy conservation by directing the FERC to define and to prescribe rules that would exempt so-called "qualifying" cogeneration facilities and "qualifying" small power production facilities from the FPA, the Act, and certain state laws "if the [FERC] determines such exemption is necessary to encourage cogeneration and small power production." 16 U.S.C. (S) 824a-3(e)(1). The rules adopted by the FERC concerning qualifying facilities require electric utilities to interconnect with QFs and to offer to purchase power from, and sell power to, QFs, and set the general standard for determining the rates for power sales transactions with QFs. 18 CFR 292.301-308.

/44/ Under section 210 of PURPA, a QF is exempt under the Act from the definition of an "electric utility company" and is entitled to other benefits under state and federal law.

/45/ Pub. L. No. 99-186, 99 Stat. 1180 (codified at 15 U.S.C. (S) 79k note
     (1988)).


/46/ Pub. L. No. 99-553,100 Stat. 3087 (codified at 15 U.S.C. (S) 79k note
     (1988)).

     840-841 (Dec. 28, 1951) (Commission authorized retention of steam heating systems. Steam from such systems was used to generate electricity and sold to customers for heating purposes.) See also In re The North American Co., 11 SEC 194 (Apr. 14, 1942) (Commission authorized retention of steam heating operations which provided steam heat to customers and was used in the generation of electricity.) In CINergy Corp., 61 SEC Docket 823 (Feb. 20, 1996) (Release No. 35-26474), the Commission found a district heating and cooling business which also provided steam to be functionally related to the utility business. Since the Commission has determined that steam heating operations, whether used for internal generation purposes or for direct sale to customers, are reasonably incidental to the operation of an electric utility system, this business may be retained. The production, conversion and distribution of thermal energy products, including process steam and chilled water, is also permitted by Rule 58. Thus, the production and distribution of thermal energy is reasonably incidental to Ameren's utility operations and may be retained.

     The applicants in New Century Energies operated a number of non-utility business and held non-utility investments. The Commission noted that such business and investments were required to be necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of the integrated system under Section 11(b)(1) and 10(c)(1) of the Act. All the various non-utility interests (which are described in Appendix A to the decision) were found to satisfy the statutory requirements. Release 35-26748 at 38 (slip op.).

     New Century Energies also found that the existing investments, as of the date of the consummation of the merger in that case, should be disregarded for purposes of calculating the dollar limitation upon investment in energy-related companies under new Rule 58. Id. Ameren respectfully requests that the amount invested, or approved by the Commission to be invested, in its approved non-utility investments, as of the date of the Merger, also be disregarded for purposes of Rule 58.

     The Commission reached its conclusion regarding the retention of the non-utility investments in New Century Energies in view of the fact that the merger partners were not subject to the restrictions that Section 11(b)(1) and the Commission's precedent thereunder places upon the non-utility investments of registered system companies. Id. As noted in Item 1.b.1. of the Application, UE and CIPSCO are each exempt public utility holding companies and, as such, are not subject to the limitations of the Act applicable to registered holding companies. The non-utility investments of UE and CIPSCO are well within the general guidelines of what is appropriate for an exempt holding company under the Act./47/

     As noted in the Application and in particular Exhibit K-4, Ameren has described in detail its existing non-utility investments/48/ and demonstrated that such investments, except as noted below,
---------------
/47/ As noted in New Century Energies, the Commission has never determined the limits upon diversification by exempt holding companies. Release 35-26748 at 39, n. 73 (slip op.).

/48/ The description of existing investments includes with respect to each described investment or entity the dollar amount invested through the most recent available date (generally June 30, 1997) plus, where applicable, the amount currently committed for future investment in such investment or
                                                                  (continued...)

may be retained after consummation of the Transaction in accordance with the Act and Commission precedent. Ameren also filed Amended Exhibit K-4 which contains additional information concerning certain of the non-utility investments of CIPSCO Investment. This exhibit provides additional detail regarding the activities of the investments and notes applicable commission precedent as to retainability.

     Ameren has determined that the investment currently held by CIPSCO Securities in five investment funds should be liquidated or otherwise disposed of in an orderly fashion./49/ Ameren seeks approval of the Commission to liquidate or dispose of such investments over a period not exceeding 3 years from the date of the Commission's order in this Docket. Further, Ameren has determined that the member interest which UEDC or CIPSCO Investment have in certain limited liability companies may be a "voting security" within the meaning of Section 2(a)(17) of the Act such that any such interest of 5% or more would make the entity an "affiliate" as defined in Section 2(a)(11) of the Act. See Public Service Company of Oklahoma, Release No. 35-26445 (Dec. 29, 1995); compare In re Metropolitan Edison Co., Release No. 35-14973 (Dec 5, 1963) (9% voting investment in economic development corporation). Unless otherwise approved by the Commission, Ameren proposes to reduce, not later than 3 years from the date of the Commission Order in this Docket, its voting percentage or investment so that such limited liability companies will not constitute affiliates of Ameren under the Act.

          b. Section 10(c)(2)

     Because the Transaction is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of an integrated development of an integral public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

------------------------------
/48/(...continued)
entity. Ameren understands that future investments not so described in this filing may only be made in accordance with applicable rules (such as Rules 40 and 58) or pursuant to application made to the Commission for specific approval.
Item 3.A.2.a(ii) is hereby amended by deleting in its entirety the last grammatical paragraph thereof (pages 73-74 of the October 31, 1996 Application).

/49/ A description of such holdings is included in Amended Exhibit K-4. Holdings to be liquidated include the Flaherty & Crumrine Preferred Stock Portfolio, the Spectrum Preferred Stock Portfolio and the Gateway Index Risk Adjusted Program. These three investments will be liquidated within the three year period. As noted in Amended Exhibit 4, instructions to liquidate the remaining two fund investments, Mesirow Alternative Strategies Fund and the Genessee Eagle Fund, hsve already been given with the funds to be distributed prior to the end of 1997. CIPSCO Securities may retain investments in debt securities, commercial paper or other investments permitted by Rule 40. Cash received on such description will be applied to the business of Ameren which may include investments as described above or may be used by Ameren to pay dividends on its common stock.

               i.   Efficiencies and Economies

     The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Elec. Power Co., 46 SEC 1299, 1320-1321 (July 21, 1978). Some potential benefits cannot be precisely estimated; nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not precisely quantifiable." Centerior Energy Corp., 35 SEC Docket 769, 775 (Apr. 29, 1986).

     UE and CIPSCO have estimated the nominal dollar value of synergies from the Transaction to be approximately $686 million over the 10-year period from 1997 to 2006./50/ The Transaction is expected to yield several types of: (1) purchasing economies; (2) electric production cost savings; (3) labor cost savings; (4) administrative and general savings; (5) natural gas economies; and
(6) other operations savings. The amount of savings currently estimated in each of these categories, on a nominal dollar basis, is summarized in the table below:

                                                        Amount
                           Category                 (in millions)
                           --------                 -------------
              Purchasing Economies                       $84
              Electric Production Cost Savings          $101
              Labor Cost Savings                        $267
              Administrative and General Savings        $235
              Natural Gas Economies                      $37
              Other Operations Savings                   $35
                                                        ----
                   Total Gross Savings                  $759
              Transaction Costs                          (22)
              Transition Costs                           (51)
                                                        ----
                   Net Merger Savings                   $686

UE and CIPSCO have estimated that, overall, on a nominal dollar basis, merger savings will flow to UE and CIPS in proportion to the size of the electric and natural gas businesses in each company. About 70 percent of electric savings will flow to UE and 30 percent will flow to CIPS. In natural gas, the split is expected to be about 30 percent to UE and 70 percent to CIPS.

     These expected savings exceed the anticipated savings in a number of recent acquisitions approved by the Commission. See, e.g., Kansas Power & Light Co., 50 SEC Docket 1224 (Feb. 5, 1992) (expected savings of $140 million over five years); IE Industries, 48 SEC Docket 1735 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, 47 SEC Docket 252 (Sept. 26,
1990) (estimated savings of $25 million over five years). The savings are comparable to other recently completed or proposed transactions that are similar in scope to the Ameren Transaction. CINergy Corp. 57 SEC Docket 2353 (Oct. 21,
1994) ($895 million over 10 years); New Centuries Energies, Inc. (File No. 70-08787) ($770 million over 10 years); Interstate Energy

--------------------

/50/ See Note 3 herein.

Corp. ($700 million over 10 years). The Ameren savings categories are described in greater detail below.

          Purchasing Economies: CIPSCO and UE estimate that approximately $84 million in savings on a nominal dollar basis can be achieved. Combining companies can achieve savings through the centralization of purchasing and inventory functions related to the construction, operation and maintenance of generating plants, service centers, warehouses and headquarters. In addition, combining the purchases of the two companies results in greater purchasing power, which provides additional cost savings through lower unit prices.

          With respect to the purchase of goods, i.e., materials and supplies, savings can be realized in the procurement of commodity items, consumables and equipment, e.g., pipe, connectors and fittings and tools for gas utilities and conductors, wire, cable and other equipment for electric utilities. Savings also may be realized in the cost associated with maintaining appropriate stock levels of inventory. In addition, standardization of system components such as gas mains and pipe for gas utilities or copper wire, transformers and conductors for electric utilities, can be achieved through a common design process, providing additional savings opportunities.

          With respect to the procurement of services, particularly contract services such as pipe inspection, trenching and construction, line and pole inspection, landscaping and tree trimming and outage assistance, a combination will result in a consolidation of expenditures and, typically, in contracting for such services from fewer sources. Cost savings are created by achieving a lower per unit cost for the service provided due to a broader contract or the repackaging of work into more attractive options to the contractor. This volume purchasing of services is the primary method through which service procurement savings are realized.

          Electric Production Cost Savings: CIPSCO and UE estimate that production cost savings (including fuel savings) of approximately $101 million on a nominal dollar basis will result. Of this total, $74 million relates to energy production savings based on joint dispatch and $9 million of savings is due to sharing of non-spinning reserves, coordinated maintenance scheduling and improved heat rates. Another $18 million in savings relates to coal purchases and sulfur dioxide emission allowances made possible by joint purchases and operation. The EPRI MIDAS production costing computer model was used to estimate the savings possible from joint dispatch. The model is commonly used in the analysis of different production costing scenarios in long range planning such as for least cost planning. In simple terms, three computer simulations were performed. The first two simulations assumed that UE's and CIPS' generation systems would be operated as stand-alone systems. The third simulation assumed that the combined generation resources of the two systems would be operated as one system. Annual energy costs for the three simulations were collected. The two stand-alone system simulation results were added together and compared to the results for the combined system operation simulation. The difference in the two results was identified as the potential savings from joint dispatch.

          Labor Cost Savings: CIPSCO and UE estimate that a net reduction in labor costs of approximately $267 million on a nominal dollar basis can be achieved as a result of the

     Transaction through elimination of approximately 320 equivalent duplicative positions in certain corporate, administrative and technical-support functions. The labor reductions are estimated to be achieved essentially through attrition.

          Administrative and General Savings: CIPSCO and UE estimate that a reduction in non-labor administrative and general expenses totaling approximately $235 million on a nominal dollar basis would be possible through reductions in certain non-labor costs, primarily through the consolidation of overlapping or duplicative programs and expenses. The duplicative programs include information services, professional services, vehicles, miscellaneous overhead, benefits administration, insurance, advertising, shareholder services, and facilities.

          Natural Gas Economies: The companies estimate that, in the first 10 years after the Transactions, $37 million of savings can be realized by combining the gas supply functions of the companies. The savings are expected to come from: reducing the amount of peak day capacity needed, reducing the amount of balancing services that are needed, using the increased competitive leverage of the combined companies to get better rates on the capacity they reserve, and integrating the purchases of gas for the two gas systems on common pipelines. Of course, some of the savings in corporate programs and personnel costs will also reduce costs allocable to the gas service function.

          Other Operations Savings: CIPSCO and UE estimate that other operations savings of approximately $35 million on a nominal dollar basis will be achieved as a result of the Transaction. These savings are made possible by consolidating power plant services, extending the time period between routine power plant maintenance outages and by sharing work and load management technology in region operations.

     Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include reduced future rate increases, increased marketing opportunities, expanded management resources, more diverse service territory and increased community involvement.

          Reduced Future Rate Increases: The operating cost savings resulting from the Transaction will allow both UE and CIPS to hold future rate increases below what would otherwise be necessary for the individual utilities, thus maintaining the low-cost advantage currently enjoyed by customers of CIPS and UE.

          Increased Marketing Opportunities: The combined companies will have enhanced opportunities for marketing in the wholesale and interchange markets. The combined companies will have electric interconnections with 28 other utility systems, enhancing opportunities to make sales transactions with these systems and others.

          Expanded Management Resources: In combination, UE and CIPSCO will be able to draw on a larger and more diverse mid- and senior-level management pool to lead the combined company forward in an increasingly competitive environment for the delivery of energy.

          More Diverse Service Territory: The combined service territories of UE and CIPS will be larger and more diverse than either of the service territories of UE or CIPS as independent entities. This increased geographical diversity will reduce the exposure to changes in economic or competitive conditions in any given sector of the combined service territory.

          Community Involvement: Ameren will be a stronger partner in the economic development efforts of the communities UE and CIPS now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued with the enhanced resources of the combined entity. Moreover, Ameren's substantial customer base will give it a stronger voice in national policy debates on issues affecting the region.

               ii.  Integrated Public Utility System

                    (A) Electric Utility System

     As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, on one or more states, not so large as to impair (considering the state of the art and the area of region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

     (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) the system must be confined in its operations to a single area or region; and

     (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., 38 SEC 658, 668 (1958)). The Transaction satisfies all four of these requirements.

     First, UE and CIPS are already physically interconnected, as further described herein. See Item 1.B.4. Both UE and CIPS are physically interconnected with EEI.

     Second, UE and CIPS will be economically operated as a single interconnected and coordinated system. CIPS and UE are currently interconnected at nine tie points, four of which have two-way transfer capability where power and energy can flow freely in either direction and five of which are operated as radial ties where the power and energy can be moved in only one direction. The interconnections with two-way transfer capacity have a maximum total transfer capability of 791 mW. With the transfer of UE's Illinois service area and its associated electric properties to CIPS, the companies will have an additional amount of tie capability, in excess of 1,000 mW, which is for power delivery from UE to CIPS. CIPS and UE intend to jointly dispatch their generating resources. UE and CIPS have considered the transfers resulting from joint dispatch, and have concluded that these changes should not cause constraints on the UE/CIPS interfaces or materially change the transfer capability that would exist if there were no joint dispatch.

     UE and CIPS are members of the Illinois-Missouri Pool with Illinois Power Company. In addition, both utilities are members of MAIN, which is one of the nine regional reliability councils of NERC. Membership in these groups involves the coordination of long-range system planning and day-to-day operations. In addition, both companies have a number of interchange agreements with other utilities. Joint dispatch should not affect the reliability of the region, since both companies have been complying with the same planning and operating guidelines established in MAIN and NERC, and both companies will continue to comply with such guidelines, individually or through their single control area, as appropriate.

     UE and CIPS will operate their combined generation and transmission facilities as a single control area. A control area is defined by NERC as an electric system that conforms to consistently applied regional and national reliability standards, guidelines or criteria, and is capable of adjusting its generation to meet its constantly changing demand, meet its interchange schedule with other systems and contribute to the frequency control of the bulk electric network of which it is a part. Presently, UE and CIPS operate as separate control areas. Every control area operator is responsible for having, on an hourly basis, sufficient generation or purchases to supply all of the expected load to its customers, plus enough operating reserve to provide for loss of generation or unexpected load increases. Presently, UE and CIPS perform the activities described above for their individual control areas. After the Mergers, these activities will be accomplished by a single control area. The control area will interface directly with 28 other utilities to economically buy and sell capacity and energy, using the generation and transmission resources of the combined system. For dispatch purposes, all load requirements will be combined and all resources will be controlled by a single automatic generation control located in St. Louis at Ameren Services.

     By dispatching on a single-system basis, the total production costs will be lower than if the two companies were dispatched separately. As load on system increases, it will be served instantaneously by the next available, lowest cost source of generation, regardless of whether that generation is owned by UE or CIPS, or, in the case of a purchase, regardless of whether the source is connected to UE or CIPS. This change in operation should enhance interchange purchase and sales activities. The system operators of both companies now communicate with each other several times each day, as they do with other interconnected companies. Subsequent to the Mergers, one group of system operators will have all the resources and information that the two separate groups previously had to communicate to each other. Both UE and CIPS as a single control area will be able to interface directly with 28 interconnected utilities, optimizing the sale and purchase opportunities. The result should be reduced costs for UE and CIPS, because each company will have improved access to a greater number of competitive sources of supply, thus increasing the potential for purchases and sales. In particular, a combined operation will eliminate the need for a transmission charge or adder that UE or CIPS would otherwise have had to pay to effect a purchase or sale across the other's system. Today, the existence of such charges may preclude consummation of certain transactions. For example, assume CIPS has two available sources of energy, one connected with it ("Utility A"), and one connected with UE ("Utility B"). Assume further that the price of Utility A's energy is higher than that of Utility B's energy. However, the cost of moving Utility B's energy across UE's system to CIPS' system exceeds the difference between Utility A's and Utility B's prices. In such circumstances, CIPS will purchase from Utility A, because the total costs is lower. Post-Merger, CIPS would purchase from Utility B, because there would be no additional transmission charge, and Utility B would be the least-cost option.

     For integration purposes under the Act, what is relevant is that: (i) Ameren will have sufficient internal transmission capacity to fully accommodate the anticipated transfers between CIPS and UE under central economic dispatch; and (ii) Amerens estimated generation capacity and production cost savings can be fully achieved without the need for contracting for transmission service with others. The scheduled transfers to achieve the $101 million in electric production cost savings can be achieved without exceeding the capability of the transmission facility owned by the Ameren system.

     Third, this single integrated system will be confined to the area delineated on Exhibit E-1, covering portions of Missouri and Illinois.

     Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. After the Transaction, CIPS and UE will maintain their current headquarters as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while Ameren maintains the system headquarters. This structure will preserve all the benefits of localized management CIPS and UE presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from their strategic alliance. Furthermore, as described earlier, the system will facilitate efficient operation.

     Finally, the Ameren system will not impair the effectiveness of state regulation. UE and CIPS will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the ICC, the MPSC, the FERC and the NRC. Orders approving the Transaction by each of these agencies have been filed herein.

     In Missouri, UE has entered into a Stipulation and Agreement which, among other matters, addresses the MPSC's jurisdiction following the Merger. UE has agreed that the MPSC will retain retail rate authority over costs charged under agreements with affiliates. In addition, UE has agreed to provide the MPSC appropriate access to books, records, officers and employees of all Ameren affiliates to permit exercise of this regulatory authority. A copy of the Stipulation and Agreement is filed as Exhibit D-2.3.

                            (B)  Gas Utility System

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The Ameren gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission.

     First, both the Commission's limited precedent and current technological realties indicate that the Ameren gas utility system will operate as a coordinated system confined in its operation to a single area or region because it will derive natural gas from common sources of supply, transportation and storage. The gas utility operations of UE and CIPS will operate in a single area or region covering portions of Missouri and Illinois. See Exhibits E-5 and E-7 hereto. The Commission has not traditionally required that the pipeline facilities of an integrated system be physically interconnected, /51/ and instead has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply. /52/ The Commission also has considered obtaining gas from a common pipeline /53/ as well as from different pipelines when the gas originates from the same gas field in determining a common source of supply. /54/ Since the time of



----------------------

/51/ See MCN Corp., Release No. 35-26576 (Sept. 17, 1996) (physically separate systems served from same fields; anticipated coordinated gas purchasing operations); In re Pennzoil Co., 43 SEC 709 (Feb 7, 1968) (finding an integrated system where facilities both connected with an unaffiliated transmission company but not each other). See also, In re American Natural Gas Co., 43 SEC 203 (Dec. 12, 1966) ("It is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection").

/52/ See, e.g., In re Philadelphia Co. and Standard Power and Light Co., 28 SEC 35 (June 1, 1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Co., 45 SEC Docket 672 (Feb. 14, 1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

/53/ In re North American Co., 31 SEC 463 (May 19, 1950) (finding Panhandle Eastern pipeline to be a common source of supply).

most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

     Because natural gas is made up of naturally occurring elements found in geologic formations and is not a refined energy product produced from other fuels, the natural gas and electricity industries developed in different structures. The gas industry developed in three separate segments:

        Function                        Ownership
        --------                        ---------

        Production                      Independent Producers
        Transmission/Storage            Interstate Pipelines/Storage Companies
        Distribution/Retail Sales       Local Distribution Companies (LDCs)

While the UE and CIPS gas systems are not completely physically interconnected, combining the gas operations of UE and CIPS will allow the companies to functionally perform as a coordinated system through:

     (i) the centrally coordinated purchase of natural gas from common sources of supply, delivery through common interstate pipelines (all of which are open access transportation only pipelines under FERC Order 636) and storage of gas in common underground storage facilities;

     (ii) centralized headquarters staff management combined with local, autonomous operational control consistent with modern business practices;

     (iii) elimination of certain duplicate functions and standardization and coordination of appropriate parts of the overall gas operations.

This functional coordination will also result in greater, not lesser, efficiency as described below.

     Most of CIPS' gas systems are currently integrated by way of physical interconnects and contractual arrangements. This part of CIPS' overall system comprises in the areas that are served by PEPL, TRKL, TETCO and NGPL, and represents over 80% of the total peak day demand of CIPS' entire gas system. Ameren expects to be able to integrate through contractual arrangements the UE's gas systems which are served from the same pipelines that serve the combined part of CIPS' system with CIPS' integrated system for joint dispatch. Upon consummation of the Transaction, the companies will seek to negotiate capacity contracts on the pipelines that serve the integrated systems which will allow deliveries to any point on the combined gas systems. The companies may also seek to have all the delivery points to the combined systems under these contracts treated as a central delivery point. This would increase flexibility to use the contracts with the lowest cost first regardless

-----------------------

/54/ See In re Central Power Co. and Northwestern Public Service Co., 8 SEC 425
     (Jan. 6, 1941) (declaring an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney").

of where on the combined systems the gas is needed. Further, key gas flows and pressures of both UE and CIPS will be monitored and controlled by a single gas dispatch center to be located in Springfield, Illinois. The center will also be responsible for forecasting total system demand for both companies and scheduling gas deliveries to meet the projected demand. Anticipated savings or synergies from this functional coordinated operation of the combined gas systems are detailed below.

     As explained previously under Items 1.B.2.a.v.;1.B.2.b.v. and 1.B.5., UE and CIPS: (i) each contract for interstate pipeline transportation services from PEPL, TETCO AND NGPL; (ii) each contract for underground storage services from PEPL, TETCO and NGPL; (iii) each procure transportation services from certain non-common pipelines (MRTC, TRKL, TXG, MW, MPC and IP, and one local gas distribution company, NIGAS) and non-common storage providers (Eastex, Western Gas Resources Storage Inc., MRTC and TRKL) and (iv) each procure natural gas supplies from producers in common supply area; the Mid-Continent and Gulf Coast regions.

     Integrated UE and CIPS gas operations would present opportunities to use more consolidated gas supply procurement to increase competition among suppliers, transporters and storage providers to capture approximately $37 million in delivered gas cost reductions. One hundred percent of these reductions will flow directly through to customers under the purchased gas adjustment (PGA) clauses in UE's and CIPS' tariffs if all of the system purchased gas costs continue to receive PGA treatment as at present. integrated gas operations could also offer opportunities for more efficient utilization of UE and CIPS peak shaving operations and more efficient reserve margins. With the cooperation of the common pipeline interconnections, the ability to engage in swap transactions will also exist.

     Management of the headquarters staff will be centralized and coordinated for both companies. Such overall matters as billing, finance, budgeting, human relations and other such functions relating to gas operations will be coordinated similarly to electric operations. Consistent with modern business practice, matters relating to local operations will be determined by operations personnel in the field. Local operations are to be directed from current company headquarters in Springfield and St. Louis.

     Beyond such gas supply related matters and management coordination, other elements of the UE and CIPS gas operations will be combined into a single coordinated system. Wherever possible, the companies plan to adopt a common set of engineering practices, operating procedures and materials specifications. Materials purchasing and inventory practices will be standardized and coordinated. As a result, significant savings and economies in material procurement costs are expected as well as a reduction in the cost of maintaining separate standards and procedures. Plans are being developed to combine all training facilities for gas employees of both companies, consolidating training staff and curriculum. Further, it is anticipated that gas meter testing and repair operations will be combined to gain the economies associated with operating a single, larger facility rather than the individual facilities currently operated by UE and CIPS. Other areas for centralized coordination will be explored as management gains experience with overall coordinated operations. The Commission has recognized that these types of practices resulting in economies and efficiencies can support findings of integration under the Act. New Century Energies, Inc., Release No. 35-26748 (Aug. 1, 1997). See TUC Holding Co., Release No. 35-26749 (Aug. 1, 1997).

     Finally, the combined gas system will not be so large as to impair the advantages of localized management or the effectiveness of regulation. As set forth in Item 3.A.2.a.i.(A)(2), the combined gas system will be smaller than many regional competitors. Further, as noted in Item 3.A.2.b.(ii)., localized management will be preserved. The centralized gas supply functions of Ameren will be located in Springfield and the local functions will continue to be handled from St. Louis and Springfield. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management.

     As also set forth in Item 3.A.2.(b)(ii)(A), from a regulatory standpoint, there will be no impairment of regulatory effectiveness. The same regulators currently overseeing these gas operations will continue to have jurisdiction after the Transaction. As noted above, the previously anticipated transfer of the UE Illinois properties to CIPS will not occur. Ownership by UE of the Illinois properties will not affect the anticipated coordination of operations outlined above.

     For all of these reasons, the post-Transaction gas operations satisfy the integration requirements of Section 2(A)(29)(B).

     3.   Section 10(f)--Compliance with State Law

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.


As described in Item 4 of this Application, and as evidenced by the MPSC and ICC applications seeking authorization of the Transaction, Ameren intends to comply with all applicable state laws related to the Transaction.

     4.   Section 9(a)(1)

     Ameren is also requesting authorization from the Commission under Section 9(a)(1) of the Act for the acquisition by it of the voting securities of Ameren Services, as part of the Transaction. Section 9(a)(1) of the Act requires a holding company or any subsidiary thereof to obtain authorization from the Commission before acquiring "any securities or utility assets or any other interest in any business." In order to approve an acquisition under Section 9(a)(1), the commission must find that such acquisition meets the standards of
Section 10 of the Act, which in turn requires compliance with Sections 8 and 11 of the Act. Ameren is requesting the Commission's authorization for these transactions at this time to enhance administrative efficiency even though it will not be subject to Section 9(a)(1) until consummation of the Transaction.

     The acquisition by Ameren of the common stock of Ameren Services, making it a wholly-owned subsidiary of Ameren, will allow Ameren to create a subsidiary service company and capture economies of scale from the centralization of administrative and general services to be provided to system companies. Since the cost of such services is considered in rate cases, the benefits realized as a result of Ameren Services will accrue to utility ratepayers. Virtually every registered holding company has one or more subsidiary service companies performing many of the same functions as Ameren Services will perform. The acquisition of Ameren Services is in the public interest, will not unduly complicate the capital structure of Ameren and will not cause the Ameren system to violate any other provision of the Act. Ameren Services will have only one class of authorized stock, which will be its common stock, all of which will be owned by Ameren. The operation of Ameren Services and the allocation of cost for its respective operations, are discussed in detail in Item 3.C. below.

     Ameren is also requesting authorization to acquire all of the issued and outstanding common stock of CIPSCO Investment, which serves as an intermediate holding company for certain of the system's nonutility subsidiaries, and also to acquire indirectly the stock of UEDC. CIPSCO Investment and UEDC provide a clear separation between the system's utility and nonutility operations and allow for centralization of the nonutility operations. CIPSCO Investment and UEDC will receive services from Ameren Services. Costs for any work performed for CIPSCO Investment or UEDC by Ameren Services will be charged to CIPSCO Investment or UEDC in accordance with the appropriate allocation method set forth in the General Services Agreement.

     Ameren's acquisition of its own stock to satisfy the requirements of the Ameren Plans is discussed in Item 3.A.5. Finally, Ameren is requesting approval of the indirect acquisition of 60% of the common stock of EEI. As noted above, the acquisition of EEI, as an incidental part of the acquisition by Ameren of CIPS and UE, satisfies the requirements of Section 10 and 11 of the Act.

     5.   Other Applicable Provisions--Sections 6, 7, 12 and 13

     UE and CIPSCO each have dividend reinvestment plans and, along with CIPS, employee benefit plans which may require the issuance of common stock, described above as the Ameren Plans. The Merger Agreement provides for Ameren to adopt benefit plans with substantially the same provisions as certain of the existing benefit plans. Ameren hereby requests authority for a period of five years following entry by the Commission of an order in this docket, to issue or acquire or cause to be acquired on the open market or otherwise up to 15 million shares of Ameren Common Stock pursuant to such existing and amended or replacement Ameren Plans (other than the LTIP).

     The issuance by Ameren of shares of Ameren Common Stock pursuant to the Ameren Plans and to effect the Transaction will comply with the standards of
Section 7 of the Act. With reference to Sections 7(c) and 7(d) of the Act, Ameren Common Stock has a par value of $0.01 per share, will be Ameren's only outstanding voting security and will not be preferred as to dividends or distributions over any other security of Ameren. Ameren Common Stock is reasonably adapted to Ameren's security structure (common stock being the cornerstone of a registered holding company's capital structure).

     The requirements of Section 13 are discussed under Item 3.C. below.

B.   Intra-system Financing

     UE has obtained ICC approval to make advances to or investments in UEDC as permitted by the UEDC Order. See Item 3.A.2.a.ii. above. UE funds UEDC's investments through such intercompany loans or advances or investments from time to time. These intercompany loans bear interest at a market rate and are short-term in nature or due on demand.

     In the ordinary course of business, there have been and will continue to be intercompany loans and advances among CIPSCO and its direct and indirect nonutility subsidiaries including CIPSCO Investment. Generally, if at any time during the year any of the subsidiaries of CIPSCO Investment has excess cash, such excess is loaned to CIPSCO Investment or CIPSCO Securities. These borrowed funds, as well as any funds borrowed under a $30 million line of credit available to CIPSCO Investment or other bank lines, are used by CIPSCO Investment to finance its own activities or are loaned to its subsidiaries. Such subsidiaries will borrow funds from CIPSCO Investments, to the extent available, to finance their own activities or to finance the activities of entities in which they have an equity investment. These intercompany loans bear interest at a market rate. The loans are generally short-term in nature or due on demand.

     CIPSCO has entered into a Support Agreement dated May 21, 1992 pursuant to which it has agreed to maintain the financial condition of CIPSCO Investment. Beneficiaries of the Support Agreement include the lenders under the credit agreement referred to above. In addition, CIPSCO has entered into certain support letters and CIPSCO Investment has entered into certain guaranties in connection with leveraged lease investments. A listing of these support agreements and guaranties is set forth on Exhibit B-6.

     UE and CIPS hereby request that the Commission approve the continuance of all outstanding and committed intercompany loans and advances, support arrangements and guarantees.

     Ameren expects to establish a "money pool" similar to those maintained by other registered systems whereby system companies may invest amounts temporarily not required for their business and also borrow funds when needed. Ameren will file for necessary approvals of the money pool to be effective after consummation of the Transaction.

C.   Ameren Services

     In order to realize economies, certain administrative and service functions will be consolidated. Ameren Services will provide UE, CIPS, UEDC and CIPSCO Investment, pursuant to the General Services Agreement, with one or more of the following: building services, accounting, corporate communications, corporate planning, customer services and division support, economic development, energy supply, engineering and construction, environmental services and safety, fossil fuel procurement, gas supply, general counsel, human resources, industrial relations, information services, internal audit, marketing, merger coordination, motor transportation, purchasing, real estate, stores, tax, treasury operations, investor services and other services. In accordance with the General Services Agreement, services provided by Ameren Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of Ameren Services will record transactions utilizing existing data capture and accounting systems. Costs of Ameren Services will be accumulated in accounts and directly assigned, distributed and allocated to the appropriate company in accordance with the guidelines set forth in the General Services Agreement. (See Exhibit B-4.) UE and CIPS have developed the system and procedures necessary to implement the General Services Agreement./55/ It is anticipated that Ameren Services will be staffed primarily by transferring personnel from the current employee rosters of UE and CIPS. Ameren Services' accounting and cost allocation methods and procedures will be structured so as to comply with the Commission's standards for service companies in registered holding company systems and are described in Exhibit B-5 hereto. Ameren Services will maintain its books and records in accordance with the FERC Uniform System of Accounts. In determining how to charge and allocate various costs, Ameren Services will rely on the "Uniform System of Accounts for Mutual

--------------------

/55/ UE and CIPS have developed the systems and procedures necessary to implement the General Services Agreement. The Ameren Services Company Policies and Procedures, dated October 8, 1997 (the "Procedures") are filed herewith as Exhibit B-5. The General Services Agreement will be administered in accordance with the Act and the Commission's regulations thereunder. Ameren Services has established a work order system, which utilizes work orders (referred to as "Service Requests"), for the purpose of accumulating and charging costs to Ameren or the appropriate operating company and/or affiliates as more fully set forth in the Procedures. The use of Service Requests will allow Ameren Services to supply accounting records and information to Ameren or the operating companies and affiliates in enough detail to allow them to record and report their costs in accordance with the FERC Uniform System of Accounts and/or Commission rules and regulations.

     Under the Procedures, the Service Request system will consist of work orders established to capture the various types of costs incurred by Ameren Services. The service requests will specify, in general terms, the services that department will perform for Ameren Services, the operating companies and affiliates. Costs incurred by the various Ameren Services departments will then be charged to these various Service Requests which ultimately will become the basis for the billing of costs to Ameren Services, the operating companies and affiliates.

     Ameren Services costs will be classified into either direct or indirect categories. Direct costs are defined to be those that can be identified as being applicable to services performed for a single Ameren affiliated company or group of Ameren affiliated companies. Costs applicable to Ameren or a single Ameren affiliated company will be directly charged to that company. Costs applicable to two or more Ameren affiliated companies will be distributed among and charged to such companies. Direct cost allocation factors will be assigned by function based on the nature and variety of the service being performed and are listed in Exhibit I to the Procedures. Ameren Services has established allocation factors that most effectively relate to the types of service being rendered to Ameren, the operating companies and/or affiliates.

     Indirect costs include those costs of a general overhead nature such as general services, housekeeping costs and other support costs which cannot be separately identified to a single Ameren affiliated company or group of Ameren affiliated companies. Indirect costs will be charged and allocated as described in the Procedures.

Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding company systems.

     As compensation for services, the General Services Agreement will provide for the client companies to "pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards." Where more than one company is involved in or has received benefits from a service performed, the General Services Agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the General Services Agreement. Thus, charges for all services provided by Ameren Services to affiliated utility companies and nonutility companies will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     No change in the organization of Ameren Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Ameren Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Ameren Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Ameren Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     Ameren will structure the General Services Agreement so as to comply with
Section 13 of the Act and the Commission's rules and regulations thereunder.

     Rule 88(b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company ... is so organized and conducted, or to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule] 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994). In this Application, Ameren has submitted substantially the same application information as would have been submitted in a Form U-13-1.

     Accordingly, it is submitted that it is appropriate to find that Ameren Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

D.   Other Services

     In addition to the services to be provided by Ameren Services, UE and CIPS may from time to time or in emergency situations provide one another with certain services incidental to their utility businesses, such as meter reading, materials management, transportation, and services of linemen and gas trouble crews. These services will be provided at cost in accordance with the standards of the Act and the Commission's rules and regulations thereunder.

Item 4. Regulatory Approvals

     Set forth below is a summary of the regulatory approvals that Ameren has obtained or expects to obtain in connection with the Transaction.

A.   Antitrust

     The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. CIPSCO and UE submitted Notification and Report Forms and all required information to the DOJ and FTC. The 30-day waiting period under the HSR Act has expired without adverse action or receipt of any comments, or any request for additional information or documentary material, by the FTC or the DOJ.

     The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds; however, Ameren believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration, or earlier termination of the initial HSR Act waiting period (May 18, 1997), CIPSCO and UE would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Transaction could be consummated.

B.   Federal Power Act

     Section 203 of the Federal Power Act of 1935, as amended (the "Federal Power Act"), provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. UE and CIPS filed their joint application for FERC approval of the Transaction on December 22, 1995. A copy of the petition portion of the application is submitted with this Application/Declaration as Exhibit D-1.1. If the Commission determines that it needs to review the exhibits and testimony filed with the FERC petition, the Applicants will promptly provide copies of those materials to the Commission.

     In conjunction with the application at the FERC regarding the Transaction, CIPS and UE jointly filed single-system open access tariffs in December 1995 in compliance with FERC policy. On April 24, 1996, FERC issued orders 888 and 889 related to its "mega-NOPR" rulemaking designed to eliminate market power held by public utilities through the ownership of transmission

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

systems. Citing a goal of enhancing competition in the wholesale market for generation sales, FERC has issued a policy which requires transmission owning public utilities to provide transmission access and service to others in a manner similar and comparable to that which the utility has by virtue of transmission ownership. In its Order 888, the FERC adopted pro forma tariffs for use by a utility and its customers in obtaining transmission service. Order 888 also provides for the recovery of stranded costs at the wholesale level, based on a revenues lost calculation, which result from the transition to an open access business environment.

     Also issued April 24, 1996, Order 889 set forth the standards of conduct and information requirements that must be put in place and observed by transmission owners doing business under the open access rule. These include the establishment by each utility of an "open access same-time information system", or OASIS. This system will provide all information, on a real time basis, for the utility and its customers to apply for and obtain transmission service. Using the OASIS, the utility must obtain transmission service for its own use in the same manner its customer will obtain service, thus assuring mitigation of market power through control of transmission facilities. UE is preparing to implement the requirement of Order 889. CIPS has applied for a waiver from the requirements of Order 889 pending consummation of the Transaction.

     On October 16, 1996, the FERC set the Transaction for hearing to determine the effect of the Transaction on (1) UE's and CIPS' wholesale rates, (2) the effectiveness of FERC regulation and (3) competition. FERC ordered the presiding administrative law judge to issue an initial decision no later that April 30, 1997. FERC also ordered UE and CIPS to submit revised non-price terms and conditions for their tariffs which conform to the terms of the pro forma tariffs adopted on Order 888. The FERC also set for hearing the rates contained in the UE and CIPS single-system open access transmission tariffs. These hearings were consolidated with the hearings on non-tariff issues.

     The FERC Order, filed herewith as Exhibit D-1.3, approves the proposed merger and accepts UE's and CIPS' proposed ratepayer protection mechanisms. FERC found that the ratepayer protections offered by UE and CIPS are adequate to prevent ratepayer harm. The merger was approved without additional conditions. The FERC Order reviews in detail market power issues in both generation markets and transmission markets. The FERC found that competition in all such markets would not be harmed by the merger. A petition for rehearing has been filed by Central Illinois Light Company seeking modifications to a power service contract it has with CIPS. The filing of this pleading does not affect the finality of the FERC Order and the FERC Order grants the parties full authority under applicable law to consummate the Transaction.

C.  State Public Utility Regulation

     Missouri. UE has filed an Application for approval of the Transaction pursuant to Missouri law requesting the MPSC to grant approval, inter alia, of the merger of UE into Arch merger and to grant approval for the transfer of the Transferred Utility Facilities to CIPS and for other related transactions necessary to effect the merger and reorganization. UE, the MPSC staff, and other parties in the Missouri proceeding have entered into a joint Stipulation and Agreement (the "Stipulation") that recommends approval of the Transaction. A copy of the Stipulation is filed as Exhibit D-23. A copy of the petition portion of the Missouri filing is submitted with this Application/duplicative as Exhibit D-21. The exhibits and testimony supporting the Missouri petition are largely duplicative of the exhibits and testimony submitted to the FERC with Exhibit D-1.1 hereto. If the Commission determines that it needs to review the exhibits and testimony filed with the Missouri petition, the Applicants will promptly provide copies of those materials to the Commission.

     In Missouri, UE has entered into a Stipulation and Agreement which, among other matters, addresses the MPSC's jurisdiction following the Mergers. UE has agreed that the MPSC will retain retail rate authority over costs charged under agreements with affiliates. In addition, UE has agreed to provide the MPSC appropriate access to books, records, officers and employees of all Ameren affiliates to permit exercise of this regulatory authority. A copy of the Stipulation and Agreement is filed as Exhibit D-23.

     On September 25, 1996, the MPSC entered an Order Requesting Additional Information directing all parties to the Missouri proceeding to submit additional testimony prior to November 1, 1996 addressing certain issues of "market power" raised by the MPSC. UE submitted testimony demonstrating, as it has at FERC, that the Transaction does not raise market power concerns.

     The Exhibits filed herewith include Exhibit D-2.2, the Report and Order of the Missouri Public Service Commission (MPSC) dated February 21, 1997 (the "Final Missouri Order"), approving the merger between Union Electric Company
(UE) and Certain Illinois Public Service Company (CIPSCO) and the pleading filed by UE accepting conditions contained therein. In the Final Missouri Order, the MPSC adopted and approved the terms of the Stipulation entered into by the parties. (See Exhibit D-2.3) The MPSC also imposed two other conditions beyond those reflected in the Stipulation. First, Ameren must agree to file or join in the filing of regional independent system operator ("ISO") proposal at the FERC no later than December 31, 1997, or, if not, by March 31, 1998, Ameren must develop and file with the MPSC a plan for establishing an independent entity charged with the operation, pricing and planning of its transmission system. Second, UE must file with the MPSC by January 1, 1998, a report assessing the potential ability of the merged companies to exercise market power in the price of deregulated retail generation. UE has consented to these two conditions. The Final Missouri Order became effective March 4, 1997.

     Reply to Comments of the Missouri Public Service Commission.

     Ameren has no objection to the late-filed comments being received and considered by the Commission. However, Ameren does not believe that any reason exists to grant the requested relief as the issues raised were the subject of negotiation and were fully addressed in agreements accepted by the MPSC when it approved the merger on February 21, 1997.

     In negotiations during the pre-approval process, the MPSC Staff expressed the desire to retain the ability of the MPSC to continue regulatory oversight of UE and Ameren. The MPSC Staff proposed that contracts contain similar language to that which has been suggested in its comments. For a variety of reasons, including that placing the language in contracts would have been an administration hardship and may have unnecessarily created uncertainties regarding the enforceability of contracts, the proposal ultimately was dropped and other means were adopted to provide the assurances the MPSC Staff sought. Thus, the Stipulation (previously filed as Exhibit D-2.3 hereto) signed by UE and approved by the MPSC contains numerous provisions specifically designed to preserve the MPSC's ability to examine books and records of the merged companies and to engage in ratemaking determinations. For example, the Stipulation states, in part as follows:

     8.  State Jurisdictional Issues

          a. Access to Books, Records, and Personnel. UE and its prospective holding company, Ameren, agree to make available to the [MPSC], at reasonable times and places, all books and records and employees and officers of Ameren, UE and any affiliate or subsidiary of Ameren as provided under applicable law and [MPSC] rules; provided, that Ameren, UE and any affiliate or subsidiary of Ameren shall have the right to object to such production of records or personnel on any basis under applicable law and [MPSC] rules excluding any objection that such records and personnel are not subject to [MPSC] jurisdiction by operation of the Public Utility Holding Company Act of 1935. . . .

                                     ****

          d. Contracts Required to be Filed with the SEC. All contracts, agreements or arrangements, including any amendments thereto, of any kind between UE and any affiliate, associate, holding, mutual service, or subsidiary company within the same holding company system, as these terms are defined in 15 U.S.C. (S) 79b, as subsequently amended, required to be filed with and/or approved by the Securities and Exchange Commission ("SEC") pursuant to PUHCA, as subsequently amended, shall be conditioned upon the following without modification or alteration: UE and Ameren and each of its affiliates and subsidiaries will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the [MPSC] which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by UE in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the SEC or was incurred pursuant to a contract, arrangement, agreement or allocation method which was filed with or approved by the SEC.

(Stipulation, Exhibit D-2.3, pp. 22-24) (emphasis supplied).

     In addition, the Stipulation contains a contingent jurisdictional stipulation providing for pre-approval of contracts by the MPSC in the event that anyone raises objection to MPSC action on the basis of SEC preemption. (Stipulation, Attachment D)(U-1 Exhibit D-2.3). Thus, Ameren and UE have clearly demonstrated that they did not act to deprive the MPSC of jurisdiction in structuring the transaction so that Ameren would become a registered holding company. Furthermore, there are agreements in place which are more than adequate to govern relationships between the parties. Including the conditions proposed by the MPSC would not add to that protection already in place, but has the potential to create administrative hardship and uncertainty for Applicants post-merger.

     For these reasons Applicants respectfully request that the Commission decline to include in its Order conditions suggested by the MPSC unit's comments.

     Illinois UE, CIPSCO and CIPS filed a Joint Application for Approval of Merger and Reorganization pursuant to the Illinois Public Utilities Act ("Illinois PUA") requesting the ICC to grant approval, inter alia, of their mergers and reorganization, including the merger of CIPSCO into Ameren, the merger of UE into Arch Merger and the transfer of the Transferred Utility Facilities to CIPS. Applicants also are seeking approval of various transactions among affiliated interests necessary to effect the Mergers and reorganization, the capital structure of CIPS, discontinuance of service by UE and transfer to CIPS of various Illinois certificates of convenience and necessity of UE. A copy of the petition portion of such filing is submitted with this Application/ Declaration as Exhibit D-3.1. The exhibits and testimony supporting the Illinois petition are largely duplicative of the exhibits and testimony submitted to the FERC with Exhibit D-1.1 hereto. If the Commission determines that it needs to review the exhibits and testimony filed with the Illinois petition, the Applicants will promptly provide copies of these materials to the Commission.

     Section 7-204 of the Illinois PUA requires state approval of a "reorganization," defined as a change in the ownership of a majority of the voting stock of a public utility./56/ Under that section, the ICC may not approve a reorganization that "will adversely affect the utility's ability to perform its duties under [the Illinois PUA]." The ICC is required to make five specific findings in this regard./57/ Section 7-204 of the Illinois PUA also provides that the ICC, in approving a reorganization, "may impose such terms, conditions or requirements as, in its judgment, are necessary to protect the interests of the public utility and its customers."

------------

/56/ 220 ILCS 5/7-204 and 7-204A.

/57/ The ICC must find that:

          (a) the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public-utility service;

          (b) the proposed reorganization will not result in the unjustified subsidization of nonutility activities by the utility or its customers;

          (c) costs and facilities are fairly and reasonably allocated between utility and nonutility activities in such a manner that the [ICC] may identify those costs and facilities which are properly included by the utility for ratemaking purposes;

          (d) the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

          (e) the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities.

     220 ILCS 5/7-204.

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

     The Illinois PUA further empowers the ICC to take certain remedial measures with regard to the operations of the utility subsidiaries of a public-utility holding company. Among other things, the ICC may: (1) order a utility subsidiary to cease the payment of dividends to the holding company whenever the ICC finds that the capital of the utility would be impaired by the payment of a dividend;/58/ (2) prohibit a utility from lending money to, and guaranteeing the obligations of, the holding company or its nonutility subsidiaries;/59/ (3) exercise controls against the cross-subsidization of nonutility businesses by utility subsidiaries;/60/ and (4) regulate and prohibit certain transactions between utility and nonutility subsidiaries./61/ The ICC is also empowered to maintain continuing oversight over the operations of the holding company system. The ICC has full access to the books and records of all companies in the holding company system. Lastly, the PUA requires "stand-alone" treatment of the utility in rate proceedings./62/

     The Commission has reviewed the powers of the ICC relating to holding companies in CIPSCO Inc., 47 SEC Docket 174 (Sept. 18, 1990).

     On September 10, 1997, the ICC issued the ICC Order approving under the Illinois Public Utilities Act certain of the transactions related to the Mergers. See Exhibit D-3.2. The ICC found, inter alia, that the proposed merger and reorganization satisfied the requirements of Section 7-204 of the Illinois Public Utility Act and should be approved./63/

     The approval of the ICC is subject to the following conditions found to be necessary to protect the public interest:

          (1) The proposed merger cost recovery and sharing savings plan shall not be approved;

          (2) CIPS and UE must file a rate case or alternative regulatory plan within six months after the closing of the merger; CIPS and UE must provide the information listed in Part 285 when they file their rate cases or alternative regulatory plans; the ratemaking treatment of merger-related costs and savings to be adopted in the rate case or alternative regulatory plan proceeding should reflect an appropriate sharing of net merger savings between Ameren and the ratepayers of CIPS and UE;

----------
/58/  220 ILCS 5/7-103.

/59/  220 ILCS 5/7-102(f) and (h).

/60/  220 ILCS 5/7-204(b).

/61/  220 ILCS 5/7-101, 7-102, 7-204 and 7-204A(b).

/62/  220 ILCS 5/9-230.

/63/ See Item 4.C of the Application for a discussion of the jurisdiction of the ICC. Footnote 51 of the Application filed October 31, 1996 sets forth the requirements of Section 7-204.

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

          (3) The proposed transfer of UE's existing Illinois electric and gas service area and certain related facilities to CIPS shall not be approved;

          (4) UE and CIPS must abide by the jurisdictional conditions set forth in the Appendix to the ICC Order; and

          (5) ICC Staff must be provided access to all the books and records of CIPS, UE and their affiliates, subject to CIPS, UE or Ameren's reservation of the right to object to the production of documents on any basis under applicable law and Commission rules.

ICC Order, Finding 10 (Docket 95-0551, slip op. at 69-70).

     The ICC Order approved the revised General Services Agreement, in the form filed in that matter, as reasonable and in the public interest. ICC Order, Finding 13 (Docket 95-0551, slip op. at 70). The Joint Dispatch Agreement, which governs costs and revenues related to the central dispatch of the combined CIPS and UE generating sources was also approved. ICC Order, Finding 15 (Docket 95-0551, slip op. at 70). Further, the ICC found, based on extensive evidence in the record, that the proposed merger and reorganization are unlikely to have a significant adverse impact on the competitiveness of existing and future Illinois retail markets and that it was unnecessary to impose conditions on the merger to address any market power concerns. ICC Order, Finding 18 (Docket 95-0551, slip op. at 70).

     QST Energy Trading Inc. ("QST") an affiliate of CILCORP Inc. has filed an appeal of the ICC Order with the Illinois Appellate Court. The filing of this pleading does not affect the finality of the ICC Order and the ICC Order grants the parties full authority under Illinois law to consummate and Transaction. A previously filed action against the ICC in the Circuit Court, Tenth Judicial Circuit, Tazewell County, Illinois (Case No. 97-CH-62) by QST has been dismissed with prejudice.

D.  Nuclear Regulatory Commission

     UE has filed an application with the NRC requesting approval of an amendment to the operating license for the Callaway Nuclear Plant to reflect UE's future status as an operating company subsidiary of Ameren. The NRC docketed the application on March 4, 1996. A copy of the application to the NRC is submitted with this application as Exhibit D-4.1.

     The NRC Order, filed herewith as Exhibit D-4.2, concludes that the merger will not affect of the qualifications of UE as holder of the license for the Callaway Plant, and that the transfer of control of the license, to the extent effected by the consummation of the merger agreement between UE and CIPSCO, is otherwise consistent with the applicable provisions of law, regulations and orders issued by the NRC. The NRC Order is conditioned upon UE making certain future filings with the NRC and the consummation of the Transaction prior to September 30, 1998. Also filed with the NRC Order in Exhibit D-4 is a Post Operating License Antitrust Review Finding of No Significant Changes and a Safety Evaluation.

Item 5. Procedure

     The Commission is respectfully requested to issue and publish not later than November 15, 1996, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than December 6, 1996, by which comments may be entered and a date not later than December 6, 1996, as the date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

A.   Exhibits

     A-1       Restated Articles of Incorporation of Ameren
     A-2       Restated Articles of Incorporation of UE
     A-3       Amended and Restated Articles of Incorporation of CIPSCO
     A-4       Restated Articles of Incorporation of CIPS
     B-1       Merger Agreement
     B-2       CIPSCO Stock Option Agreement
     B-3       UE Stock Option Agreement
     B-4       Form of General Services Agreement among Ameren Services, Ameren,
               UE, CIPS and CIPSCO Investment
     Amended
     B-4       Form of General Services Agreement
     Second
     Amended
     B-4       General Services Agreement (filed herewith)

     B-5       Description of Ameren Services' accounting and cost allocation methods and procedures
     Amended
     B-5       Description of Ameren Services' accounting and cost allocation methods and procedures (filed herewith)
     B-6       Description of support agreements and guarantees of CIPSCO and
                CIPSCO Investment
     C-1       Registration Statement of Ameren on Form S-4
     C-2       Joint Proxy Statement and Prospectus (included in Exhibit C-1)
     C-3       Ameren's Registration Statement on Form S-3 (DRIP)
     C-4       Ameren LTIP Form S-8
     C-5       Description of existing savings plans
     D-1.1     Joint Application of UE and CIPS before the FERC
     D-1.2     Testimony of Rodney W. Frame before the FERC
     D-1.3     Order of the FERC dated October 15, 1997
     D-2.1     Application of UE and Ameren before the MPSC
     D-2.2     Final MPSC Report and Order dated February 21, 1997
     D-2.3     Stipulation and Agreement filed with MPSC dated July 12, 1996
     D-3.1     Joint Application of CIPS, CIPSCO and UE before the ICC
     D-3.2     ICC Order dated September 10, 1997
     D-4.1     Application of UE before the NRC

     D-4.2    Order of the NRC dated October 16, 1997
     E-1      Map of service areas of CIPS and UE
     E-2      Map showing interconnections of UE and CIPS
     E-3      Map of CIPS service area
     E-4      Map of UE electrical system
     E-5      Map of UE gas system
     E-6      Map of CIPS electric system
     E-7      Map of CIPS gas system
     E-8      UE corporate chart
     E-9      CIPSCO corporate chart
     F-1.1    Preliminary Opinion of Counsel
     F-1.2    Final "Past Tense" Opinion of Counsel (To be filed by Amendment)
     F-2.1    Preliminary Opinion of Counsel (Jones, Day, Reavis & Pogue)
     F-2.2    Final "Past Tense" Opinion of Counsel (Jones, Day, Reavis & Pogue) (To be
              filed by Amendment)
     G-1      Financial Data Schedule
     G-1.1    Financial Data Schedule (March 1997)
     G-1.2    Financial Data Schedule (June 1997)
     H-1      Opinion of Goldman Sachs
     H-2      Opinion of Morgan Stanley
     I-1      Annual Report of UE on Form 10-K for the year ended December 31, 1995
     I-1.1    Annual Report of UE on Form 10-K for the year ended December 31, 1996
     I-2      Annual Report of CIPSCO and CIPS on Form 10-K for the year ended
              December 31, 1995
     I-2.1    Annual Report of CIPSCO and CIPS on Form 10-K for the year ended
              December 31, 1996
     I-3      UE 1995 Annual Report to Shareholders
     I-3.1    Portions of UE 1996 Annual Report to Shareholders (Exhibit 13 to UE 1996
              Form 10-K)
     I-4      Statement of CIPS on Form U-3A-2 dated February 28, 1996
     I-4.1    Statement of CIPS on Form U-3A-2 dated February 28, 1997
     I-5      UE Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996
     I-5.1    UE Quarterly Report on Form 10-Q for the quarter ended March 31, 1997
     I-5.2    UE Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
     I-6      CIPSCO and CIPS Quarterly Reports on Form 10-Q for the quarters ended
              March 31, 1996 and June 30, 1996
     I-6.1    CIPSCO and CIPS Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1997
     I-6.2    CIPSCO and CIPS Quarterly Report on Form 10-Q for the quarter ended
              June 30, 1997
     J-1      Proposed Form of Notice
     K-1      Gas Study
     K-1.1    Supplemental Analysis of the Economic Impact of a Divestiture of the Gas
              Operations of UE and CIPS (the "Supplemental Study")

     K-2       Table of Estimated Losses of Economies in Prior Decisions on
               Divestiture and Retention of Gas Operations
     K-2.1     Updated Table of Estimated Lost Economies
     K-3       Legal Memorandum Regarding Standards for Retention of Gas
               Properties
     K-4       Descriptions of Non-Utility Investments
     Amended
     K-4       Description of Non-Utility Investments
     Second
     Amended
     K-4       Description of Non-Utility Investments (filed herewith)

B.   Financial Statements

     FS-1 Ameren Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of June 30, 1996 (see Quarterly Report of UE on Form 10-Q for the quarter ended June 30, 1996 (Exhibit I-5 hereto), at p. 12)

     FS-1.1 Ameren Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of March 31, 1997 (see Quarterly Report of UE on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-5.1 hereto), at p.11)

     FS-2 Ameren Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the years ended December 31, 1995, 1994 and 1993 (see Annual Report of UE on Form 10-K for the year ended December 31, 1995 (Exhibit I-1 hereto), at pp. 16-18)

     FS-2.1 Ameren Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994 (see Annual Report of UE on Form 10-K for the year ended December 31, 1996 (Exhibit I-1.1 hereto, at pp. 17-19)

     FS-3 CIPSCO Consolidated Balance Sheets as of June 30, 1996 (see Quarterly Report of CIPSCO on Form 10-Q for the quarter ended June 30, 1996 (Exhibit I-6 hereto), at p. 5)

     FS-3.1 CIPSCO Consolidated Balance Sheets as of March 31, 1997 (see Quarterly Report of CIPSCO on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-6.1 hereto), at p.5)

     FS-3.2 CIPSCO Consolidated Balance Sheets as of June 30, 1997 (see Quarterly Report of CIPSCO on Form 10-Q for the quarter ended June 30, 1997 (Exhibit I-6.2 hereto), at p. 5)

     FS-4 CIPSCO Consolidated Statements of Income for its last three fiscal years (see Annual Report of CIPSCO on Form 10-K for the year ended December 31, 1995 (Exhibit I-2 hereto), at p. 41)

     FS-4.1 CIPSCO Consolidated Statements of Income for its last three fiscal years (see Annual Report of CIPSCO on Form 10-K for the year ended December 31, 1996 (Exhibit I-2.1 hereto), at p. 40)

     FS-5 CIPS Balance Sheets as of June 30, 1996 (see Quarterly Report of CIPS on Form 10-Q for the quarter ended June 30, 1996 (Exhibit I-6 hereto), at p. 8)

     FS-5.1 CIPS Balance Sheets as of March 31, 1997 (see Quarterly Report of CIPS on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-6.1 hereto), at p. 8)

     FS-5.2 CIPS Balance Sheets as of June 30, 1997 (see Quarterly Report of CIPS on Form 10-Q for the quarter ended June 30, 1997 (Exhibit I-6.2 hereto), at p. 8)

     FS-6 CIPS Statements of Income for its last three fiscal years (see Annual Report of CIPS on Form 10-K for the year ended December 31, 1995 (Exhibit I-2 hereto), at p. 69)

     FS-6.1 CIPS Statements of Income for its last three fiscal years (see Annual Report of CIPS on Form 10-K for the year ended December 31, 1996 (Exhibit I-2.1 hereto), at p. 66)

     FS-7 UE Consolidated Balance Sheet as of June 30, 1996 (see Quarterly Report of UE on Form 10-Q for the quarter ended June 30, 1996 (Exhibit I-5 hereto), at p. 2)

     FS-7.1 UE Consolidated Balance Sheet as of March 31, 1997 (see Quarterly Report of UE on Form 10-Q for the quarter ended March 31, 1997 (Exhibit I-5.1 hereto), at p. 2)

     FS-7.2 UE Consolidated Balance Sheet as of June 30, 1997 (see Quarterly Report of UE on form 10-Q for the quarter ended June 30, 1997 (Exhibit I-5.2 hereto), at p. 2)

     FS-8 UE Consolidated Statement of Income for its last three fiscal years (see UE Annual Report to Shareholders for the year ended December 31, 1995 (Exhibit I-3 hereto), at p. 22)

     FS-8.1 UE Statement of Income for its last three fiscal years (see UE Annual Report to Shareholders for the year ended December 31, 1996 (Exhibit I-3.1 hereto), at p. 22)

Item 7. Information as to Environmental Effects

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the

Transaction pertain to the Commission's declaration of the effectiveness of Ameren's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, FERC approval of the application filed by UE and CIPS with the FERC under the Federal Power Act, and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in changes in the operations of UE or CIPS that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 1997


                                                   AMEREN CORPORATION


                                                   /s/  William E. Jaudes
                                                   -----------------------------
                                                   By:  William E. Jaudes
                                                        Secretary

                                  APPENDIX I

     See Note 17 to this Amended and Restated Form U-1 regarding revisions made to the original U-1 by Amendment No. 1. The following language is from the original filing:

               (1) Clause (A)

     Since 1968, in interpreting clause (A) of Section 11(b)(1), the Commission has looked to the Supreme Court decisions in SEC v. New England Elec. Sys., 384 U.S. 176 (1966) ("NEES I") and SEC v. New England Elec. Sys., 390 U.S. 207
(1968) ("NEES II"). In NEES I, the Supreme Court accepted the Commission's interpretation of the "loss of substantial economies" language of clause (A) to require an applicant seeking to own an electric and gas utility system to show that the additional system, if separated from the principal system, would be incapable of independent economic operation.

     Historically, in determining whether lost economies are "substantial" under
Section 11(b)(1)(A), the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under
Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." In re Engineers Public Service Co., 12 SEC 41, 59 (Sept. 16, 1942) ("Engineers").

     Here, the lost economies would be far greater than in Engineers if the gas properties of UE and CIPS were to be operated on a stand-alone basis, with no offsetting increase in benefits to consumers. These lost economies result from the need to replicate services, the sacrifice of economies of scale, the costs of reorganization, and other factors, and are described more fully in the Analysis of the Economic Impact of a Divestiture of the Gas Operations of UE and CIPS (the "Gas Study") (Exhibit K-1 hereto).

     As set forth in the Gas Study, divestiture of the gas operations of UE and CIPS into stand-alone companies would result in lost economies of $22.1 million for UE and $36.3 million for CIPS. These lost economies compare with 1995 gas operating revenues of $87.8 million for UE and $129.6 million for CIPS; gas operating revenue deductions of $80.5 million for UE and $117.4 million for CIPS; gas gross income of $7.3 million for UE and $12.2 million for CIPS; and gas net income of $5.2 million for UE and $8.6 million for CIPS.

     On a percentage basis, the lost economies amount to 425% of 1995 UE gas net income and 424% of 1995 CIPS gas net income (424% of pro forma combined gas net income)--far in excess of the loss of net income in Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992) (Unitil), where the Commission allowed the retention of gas utility operations, and the 30% loss in New England Electric System that the Commission has described as the highest loss of net income in any past divestiture order./1/ As a percentage of 1995 gas operating revenues, these lost economies described in the Gas Study amount to 25% for UE and 28% for CIPS -- losses substantially higher than the losses in any past divestiture order. The projected loss of economies as a percentage of operating revenues is even higher than the loss in Unitil./2/ As a percentage of 1995 gas expenses or operating revenue deductions, the lost economies described in the Gas Study would amount to 27% for UE and 31% for CIPS -- higher than the losses in any past divestiture order and higher than the losses in both Unitil and Entergy, another case in which the Commission authorized the retention of gas operations./3/

---------------------------

/1/  See Unitil Corp., 51 SEC Docket 562, 567 & n.42 (Apr. 24, 1992) ("The
     Commission has required divestment where the anticipated loss in income of the stand-alone company was approximately 30%" or "29.9% of net income before taxes") (citing SEC v. New England Elec. Sys., 390 U.S. 207, 214
     n.11 (1968)).

/2/ The loss as a percentage of operating revenues in Unitil was 13.94%. The highest loss of operating revenues in any case ordering divestiture is commonly said to be 6.58%. See, e.g., Unitil Corp., 51 SEC Docket 562, 567
     n.41 (Apr. 24, 1992) ("[o]f cases in which the Commission has required divestment, the highest estimated loss of operating revenues of a stand-alone company was 6.58%") (citing In re Engineers Public Service Co., 12 SEC 41 (Sept. 16, 1942)). In fact, however, the 6.58% ratio is not cited in Engineers and is a post hoc calculation derived from claimed cost increases which the Commission had found were "overstated" and "doubtful" in a number of respects. Engineers Public Service Co., 12 SEC at 80-81. See also In re Philadelphia Co., 28 SEC 35, 51 n.26 (June 1, 1948) (Engineers' "estimate
     . . . of increased expenses . . . was overstated in several respects"). while the SEC made no finding as to actual cost increases or ratios for the Gulf States gas properties, it found that Engineers' estimate of divestiture-related cost increases for certain sister gas properties in Virginia were also overstated and cut them and the resulting ratios in half. Engineers Public Service Co., 12 SEC at 60. If the same 50% discount had been applied to Engineers' Gulf States gas properties, the loss of operating revenues would have been 3.29%, the increase in expenses would have been 4.73%, the loss of gross income would have been 10.43%, and the loss of net income would have been 12.63%. Disregarding the 6.58% ratio incorrectly attributed to the Engineers/Gulf States case, the highest loss of operating revenues in any past divestiture order was 5.85%. See table of ratios in In re New England Elec. Sys., 41 SEC 888, 905 App. (Mar. 19,
     1964). This figure would be even lower if adjusted for the increase in purchased gas costs since the 1940s.

/3/ The highest percentage of loss related to operating revenue deduction is sometimes attributed to the Gulf States gas properties of Engineers Public Service Co. See, e.g., In re New england Elec. Sys., 41 SEC 888, 905 App. (March 19, 1964) (attributing 9.46% to the Engineers/Gulf States case). This percentage, however, is based on claimed losses expressly rejected by the Commission in the Engineers decision. In re Engineers Public Service Co., 12 SEC 41, 80-81 (Sept. 16, 1942). Disregarding the 9.46% figure erroneously attributed to the Engineers case, the highest expense percentage in the cases ordering divestiture appears to have been either 8.01% or 7.42%, depending on how the ratio is calculated. See In re North American Co., 18 SEC 611 (Apr. 7, 1945); In re Philadelphia Co., 28 SEC 35, 51 Table VI (June 1, 1948) (attributing expense ratio of 7.42% to North American) with In re
                                                                  (continued...)

As a percentage of 1995 gas gross income, the lost economies described in the Gas Study amount to 301% for UE and 297% for CIPS--far in excess of the highest loss of gross income in any divestiture order. The applicable percentages here and in past cases are summarized in Exhibit K-2 hereto (Table of Estimated Losses of Economies in Prior Decisions on Divestiture and Retention of Gas Operations).

     In order to recover these lost economies, the stand-alone company divested from UE would need to increase customer rates by about 38% ($33.7 million) in order to provide an 11.15% rate of return on rate base. Similarly, the stand-alone company divested from CIPS would need to increase customer rates by about 31% ($40.7 million) in order to provide a 10.98% rate of return on rate base. These rates of return were conservatively estimated using UE's and CIP's approximate costs for capital rather than the higher returns that would likely be required by the financial community for separate companies.

     Finally, it should be noted that the lost economies would, in the absence of rate relief, result in a negative rate of return on rate base for the gas operations (-8.73% and -15.93% for UE and CIPS respectively)--significantly more detrimental than the 2.01% projected stand-alone rate of return in Unitil, where retention was authorized. These returns are significantly lower than the returns of other utilities in the region and represent a decline from UE's and CIPS' indicated rates of return for 1995.



--------------------
3(...continued)
     New England Electric System, 41 SEC 888, 905 App. (1954) (attributing expense ratio of 8.01% to North American).


                                 Exhibit Index
                              to Amendment No. 5

A.  Exhibits

                                                                                          Form of
        Exhibit No.                          Description                               Transmission
        -----------                          -----------                               ------------
        Second
        Amended                                                                         Electronic
        B-4              General Services Agreement

        Amended          Description of Ameren Services' accounting and cost            Electronic
        B-5              allocation methods and procedures

        Second
        Amended
        K-4
